As filed with the Securities and Exchange Commission on [•], 2013

Registration No. 333-187094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

xG Technology, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	519100	20-585-6795
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236
(941)-953-9035

(Address, including Zip Code, and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)

John C. Coleman
xG Technology, Inc.
240 S. Pineapple Avenue, Suite 701
Sarasota, FL 34236
(941)-953-9035

(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

The Company Corporation
2711 Centerville Road
Wilmington, DE 19808
(800)-474-8135

Copy to:

David E. Danovitch, Esq. Robinson Brog Leinwand Greene Genovese & Gluck P.C. 875 Third Avenue — 9th Floor New York, New York 10022 (212) 603-6300	Yvan-Claude Pierre, Esq. William N. Haddad, Esq. Reed Smith LLP 599 Lexington Avenue 22nd Floor New York, New York 10022 (212) 521-5400

Approximate date of commencement of proposed sale to the public: Upon after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐	Smaller Reporting Company ☒

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(A) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said section 8(A), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 3, 2013

      Shares
Common Stock

This is a firm commitment initial public offering of       shares of common stock of xG Technology, Inc.

We effected a 1-for-25 reverse stock split on March 24, 2013 and a 1-for-1.4 reverse stock split on March 28, 2013. Unless we indicate otherwise, all references to share numbers in this prospectus reflect the effects of these reverse stock splits. Currently, our common stock is traded on the AIM market of the London Stock Exchange, or AIM, under the symbols “XGT:LN” and “XGTU:LN”. Shares traded under the XGTU symbol are deemed to be unrestricted by the AIM market, while shares traded under the XGT symbol are deemed to be restricted by AIM. The closing price of our shares on AIM on April 2, 2013 was $0.425 per share for XGT and $0.265 per share for XGTU, respectively. The price of our common stock does not reflect the recently completed reverse split of our shares. At present, there is a very limited market for our common stock in the AIM market. We intend to continue trading on AIM upon completion of this offering and will apply to list our common stock on The NASDAQ Capital Market under the symbol “XGTI”.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus for a discussion that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to us, before expenses	$	$

(1)	The underwriters will receive compensation in addition to the discounts and commissions. See “Underwriting” for a full description of compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to       additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about      , 2013.

Aegis Capital Corp

The date of this prospectus is [    ], 2013

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, prospects, financial condition and results of operations may have changed since that date.

Information contained in, and that can be accessed through, our web site, www.xgtechnology.com, does not constitute part of this prospectus.

The xG logo is a trademark of xG Technology, Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to such industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in these industries. While our management believes the third party sources referred to in this prospectus are reliable, neither we nor our management have independently verified any of the data from such sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. Internally prepared and third party market forecasts, in particular, are estimates only and may be inaccurate, especially over long periods of time. In addition, the underwriters have not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus.

i

SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the “Risk Factors” and the financial statements and the related notes. Unless the context provides otherwise, all references herein to “xG”, the “Company”, we”, “our” and “us” refer to xG Technology, Inc.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented on a pro forma basis to reflect the reverse stock split of our outstanding shares of common stock at a ratio of 1-for-25, that we effected on March 24, 2013, and the reverse stock split of our outstanding shares of common stock at a ratio of 1-for-1.4, that we effected on March 28, 2013.

Our Company

xG Technology, Inc. has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions.

We have generated material revenues in 2008 and 2009 attributed to the Company’s BSN250 voice-only product line. Upon the introduction of various smartphones in 2007 (and later) which could handle both voice and data, the Company made the decision it was necessary to enhance its voice-only product line to include data services. Beginning in July 2009, the Company focused on enhancing its BSN250 and TX70 product line for data services and we delivered such a system to the US Army in 2011. The US Army subsequently requested our BSN250 should integrate with commercial off the shelf (COTS) smartphones. In 2013, the Company will introduce a new product line that can handle both voice and data services. These new products are called xAP (base station) and the xMod which is able to communicate to any COTS device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We estimate that we will begin to generate revenues again sufficient to cover the cost of our operations once our new voice and data products are delivered to customers in the second half of 2013.

Our Company was founded on the premise that the wireless communications industry is facing a spectrum crisis as demand for flexible, affordable voice and data access rapidly grows. We have developed frequency-agnostic cognitive radio solutions to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum and thus ideally lowering the total cost of ownership for wireless broadband access. With such fast growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of existing spectrum allocations. We are targeting numerous industries world-wide, such as telecommunications, cable, defense, and public safety, and markets ranging from rural to urban areas and expeditionary deployments.

The implementation of our cognitive radio intellectual property is xMax®. We believe the xMax® system, represents the only commercially available cognitive radio network system that is designed to include interference mitigation by spatial processing. xMax® implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of a comparatively high Quality of Service where other technologies would not be able to cope with the interference. We believe that the xMax® system will also, when in a future development operating on more than one radio channel, deliver dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity.

Our system is frequency agnostic, although currently designed to operate within the 902 – 928 MHz license-free band. xMax® is intended to serve as a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® product and service suite includes a line of access points, network bridges, mobile switching centers, network management systems, deployment tools, and customer support. The xMax® system will allow mobile operators to utilize free, unlicensed 902 – 928 MHz ISM band spectrum (which spectrum is available in most of the Americas) instead of purchasing scarce expensive licensed spectrum. Our xMax® system will also enable enterprises to set up a mobile communications network in an expeditious and cost effective manner. In addition, we believe that our xMax® cognitive radio technology can also be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in rural telecommunications and defense. Together, they comprise commitments to purchase xMax® cognitive radio networking equipment, engineering services and other hardware worth approximately $33.0 million. See further in the section entitled “Customers” below.

As at April 1, 2013, 62.83% of the shares of our common stock are owned by MBTH. MBTH was co-founded in 2010 by Rick Mooers, Roger Branton and George Schmitt in order to invest in, and provide expertise and guidance to, and other support to xG Technology. Richard Mooers, Roger Branton, and George Schmitt are directors of MBTH as well as directors of the Company. MBMG, a merchant bank owned by family entities or trusts related to Richard Mooers and Roger Branton, has a 74.46 percentage interest in MBTH as of April 1, 2013. George Schmitt has a direct 6.11% ownership interest in MBTH as of April 1, 2013 and has been granted an option to purchase MBTH shares sufficient to give him an additional 5% of the equity ownership of MBTH shares and its subsidiaries. Since its foundation, MBTH has provided xG Technology with significant financial and other support to us, including indebtedness under the promissory note issued by us to MBTH pursuant to a subscription agreement between us and MBTH dated January 16, 2013 (together, the “Bridge Loan”) standing at the date of this document at $6.2 million. In addition, after joining MBTH, George Schmitt, CEO of MBTH, became one of our directors and has agreed to become our Executive Chairman upon this registration statement becoming effective and Larry Townes, another director of MBTH, has also agreed to become one of our directors upon this registration statement becoming effective. For further details on the financial support given by MBTH to us and other transactions and arrangements between us and MBTH, please see the section entitled “Related Party Transactions, Other Transactions”.

Below is a diagram that provides a high-level overview of the xMax® network architecture:

Our Strategy

We are developing a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Leveraging elements of our intellectual property portfolio, we plan to introduce a range of spectrum agnostic, cognitive radio solutions that span numerous industries and applications. We believe that these products, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our strategy is initially to commercialize our intellectual property portfolio by developing and selling network equipment using our proprietary software algorithms to offer cognitive interference mitigation and spectrum access solutions. In the future, our strategy is for our intellectual property to be embedded by partners in a semiconductor chip that could be sold to third party equipment manufacturers and inserted in their devices and to license our intellectual property to other customers in vertical markets world-wide. Our technology roadmap currently projects this transition to begin in 2015.

Recent Developments

On March 24, 2013, we amended our certificate of incorporation to increase our authorized common stock from 250,000,000 shares to 300,000,000 shares. At that time, we also reduced our par value per common share from $0.01 to $0.00001.

On March 24, 2013, we effected a 1-for-25 reverse stock split and on March 28, 2013 we effected a 1-for-1.4 reverse stock split. Upon the effectiveness of the first reverse stock split, every 25 shares of outstanding common stock decreased to one share of common stock. Similarly, the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-25 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. Upon the effectiveness of the second reverse stock split, every 1.4 shares of outstanding common stock decreased to one share of common stock and the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-1.4 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. The purpose of the second reverse split was to provide for a cumulative or aggregate reverse split of 1-for-35 taking into account both reverse stock splits.

On March 18, 2013, we received shareholder consents necessary to amend our certificate of incorporation to remove the preemptive provisions in our certificate of incorporation, which we had originally added prior to our AIM market listing.

Unless otherwise indicated, all references to share numbers in this prospectus filed as part of this registration statement reflect the effects of these reverse stock splits.

Risks That We Face

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below. The risks are discussed more fully in the “Risk Factor” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to:

•	we are an early-stage company with a history of losses and we may never achieve sustained profitability;
•	our business depends upon our ability to generate sustained sales of our products and technology;
•	we need to establish and maintain effective distribution channels;
•	our business depends on our ability to continually develop and commercialize wireless technologies and technologies designed to mitigate interference within the wireless spectrum;
•	we need to obtain or maintain patents or other appropriate protection for the intellectual property utilized in our technologies;
•	we will need to compete with companies with larger resources than we have; and
•	we may require additional capital to develop new products.

Market Overview

Our management believes that we are witnessing rapidly increasing demand in the marketplace for mobile bandwidth. The surge in demand is attributable to the proliferation of smartphones, tablet PCs and other broadband-centric devices, as well as the shift to data and video-intensive services. A Cisco report (the Cisco Visual Networking Index, February 2012) indicates that in 2011 more than 50% of the data traffic on mobile networks was video, and they forecast video traffic to account for over 70% of total mobile data traffic by 2016.

There has also been an increase in mobile voice demand as more people unplug their wired phones and rely on wireless devices for all of their calling needs. According to Cisco’s report, as well as several studies undertaken by the Federal Communications Commission (“FCC”), the demand for wireless services will continue to grow in the coming years. Cisco predicts mobile data traffic will increase 18-fold between 2011 and 2016, a 78% compounded annual growth rate (“CAGR”), reaching 10.8 billion Gigabytes per month.

The FCC has pledged to “source” 500 MHz of additional spectrum within the next 10 years, 300 MHz of which is supposed to be identified and made available within the next five years (FCC Mobile Broadband Report, 2010). In July 2012, the US President's Council of Advisors on Science and Technology (“PCAST”) reported to Congress with proposals on the next steps to respond to the mandate to clear the 500MHz of spectrum for commercial use. The report noted that simply clearing and reallocating spectrum would not be sustainable and pointed to a recent study by the National Telecommunications and Information Administration (NTIA) which found that clearing of just one 95 MHz band will take 10 years, cost $18 billion, and cause significant disruption. Among its key recommendations are to adopt new technologies, including cognitive radios, that could help use existing spectrum more efficiently, stating that “the use of new radio technologies, including cognitive radios, will be an important tool in helping increase spectrum capacity and utilization”. The PCAST authors stated that agile (cognitive) radio technologies that make it possible for computerized radio systems to share spectrum on a vastly more efficient basis would make it possible to move from an era of scarcity to one of abundance.

Recognizing the spectrum constraints on fast growing needs for wireless connectivity, in September 2012 the European Commission published a communication promoting the shared use of radio spectrum resources. A study conducted for the European Commission showed that finding additional shared spectrum resources for wireless broadband could create significant net economic benefits for the European Union. With an increase of between 200 to 400 MHz in shared access spectrum for wireless broadband, the scenarios evaluated in the study showed a net increase in the value to the European economy of the order of several hundred billion Euros by 2020. The Commission, therefore, proposed steps to foster the development of wireless innovations in the EU to ensure that the currently allocated spectrum is exploited to the fullest extent possible. This has been followed by Ofcom, the telecommunications regulator in the UK, moving to complete the process to release TV Whites Spaces for shared use.

The commercial cellular networks do not represent the only services that are running out of capacity due to spectrum limitations. Wireless users around the globe, such as industrial and enterprise users, public safety agencies and those who use unlicensed spectrum (such as Wi-Fi and TV White Spaces), are demanding more spectrum, but are not being allocated the necessary spectrum due to the fact that regulators are under pressure to dedicate more and more spectrum to commercial mobile carriers as the demand for both voice and broadband access continues to increase.

While the spectrum currently available cannot satisfy the future growth of wireless data, we believe that getting more use out of spectrum (both licensed and unlicensed) by sharing it will provide a more effective and efficient solution for the industry than merely demanding more spectrum. More effective utilization of the available spectrum can be accomplished in a number of different ways. Advancements in radio technology, such as the movement to the LTE standard from the previous 3G networks, for example, will allow for better spectrum utilization. This has been attributed to the incorporation of new advanced technologies such as multiple in, multiple out (“MIMO”) and Orthogonal Frequency-Division Multiple Access (“OFDMA”) to reduce multiuser interference.

We believe that deployment of cognitive radio networks offers the best solution to addressing the pressing need for more efficient use of spectrum.

Company Information

The Company was organized as a limited liability company under the laws of the State of Delaware on August 26, 2002 under the name JTS Acquisitions, LLC. On March 21, 2003, we changed our name to xG Technology, LLC. Pursuant to a certificate of conversion and a certificate of incorporation filed with the State of Delaware on November 8, 2006, xG Technology, LLC converted to a Delaware corporation under the name xG Technology, Inc. On November 20, 2006, xG was first admitted and commenced trading of its shares on the Alternative Investment Market of the London Stock Exchange (“AIM”) and currently trades under the symbols “XGT:LN” and “XGTU:LN.” Our executive offices are located at 240 S. Pineapple Avenue, Suite 701, Sarasota, FL 34236, and our telephone number is (941) 953-9035. Our website address is www.xgtechnology.com. Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Pursuant to Section 102 of the JOBS Act, we have provided reduced executive compensation disclosure and have omitted a compensation discussion and analysis from this prospectus. Pursuant to Section 107 of the JOBS Act, we have elected to utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

THE OFFERING

Common stock offered by us:
shares
Over-allotment option:
We have offered the underwriters a 45-day option to purchase up to [ ] additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.
Common stock outstanding after this offering:
shares
Use of proceeds:
We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering for general corporate purposes, including working capital, product development, marketing activities, expanding our internal sales organization and further developing sales channels, funding the set-up of contract manufacturing production lines and other capital expenditures and repaying certain indebtedness. In addition, we may use a portion of the net proceeds from this offering we receive for acquisitions of, or investments in, complementary businesses, products, technologies or other assets.
Risk Factors:
See the section entitled “Risk Factors” beginning on page 11 for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.
Proposed NASDAQ Symbol:
“XGTI”

The number of shares of our common stock to be issued and outstanding after this offering is based on 7,311,476 shares of common stock issued and outstanding as of April 1, 2013, which number gives effect to the 1-for-25 and 1-for-1.4 reverse stock splits described below, and excludes:

•	285,714 shares of common stock issuable upon the exercise of the option granted to MB Technology Holdings, LLC (“MBTH”) on February 7, 2011 (as amended by agreement between us and MBTH as of January 16, 2013) at an exercise price of $13.30 per share (or any other such price as may be approved by our Board before exercise having regard to the issue price per new share of any future equity financing of us by a third party) (the “Modified Exercise Price”);
•	285,714 shares of common stock issuable upon the exercise of the option granted to MBTH on February 7, 2011 (as amended by agreement between us and MBTH as of January 16, 2013) at the Modified Exercise Price per share;
•	57,142 shares of common stock issuable upon the exercise of the conversion rights granted to Treco International, S.A. (“Treco”) on October 6, 2011 at a conversion price of $35.00;
•	16,474 shares of common stock issuable by way of compensation to MBTH for the difference between the interest payment of 8% that we paid MBTH under the uncommitted convertible loan facility in the principal amount of $15,000,000 (the “May 2011 Shareholder Loan”) and the interest of 9.5% that MBTH pays to its investors for monies raised by MBTH to fund advances by MBTH to us under the May 2011 Shareholder Loan;

•	Up to 42,857 shares in our common stock issuable upon exercise of the rights to be granted to MBTH to subscribe for new shares at a subscription price of $0.35 per new share if the holders of warrants to subscribe for MBTH shares or exchange for existing shares in our common stock held by MBTH (the “MBTH Warrants”) are exercised by the holders thereof (the “Additional Warrants”). MBTH Warrants were granted by MBTH, on the basis of one warrant for every $350 invested in MBTH, to investors in MBTH of funds for MBTH to lend to us under the May 2011 Shareholder Loan. The actual number of Additional Warrants to be granted by us depends on the cost to MBTH resulting from the exercise of the MBTH Warrants;
•	142,857 shares in our common stock issuable upon exercise of the options agreed to be granted to MBTH on January 16, 2013 at an exercise price of $8.75 per share in consideration for ongoing strategic and commercial advisory services provided by MBTH to us;
•	Any shares issuable upon the exercise of conversion and subscription rights granted to MBTH under the Bridge Loan;
•	Shares reserved for future issuances under our 2013 Long Term Stock Incentive Plan, once established. As of the date of this prospectus, we will not issue any further options/shares pursuant to the 2004, 2005, 2006, 2007 and 2009 Plans. All future grants will be made pursuant to the 2013 Plan. The amount of shares reserved for future issuances under our 2013 Plan will be equal to 15% of the amount of shares outstanding, which calculation shall be made on the first trading day of a new fiscal year;
•	8,571 warrants issued to Secure Strategy Group exercisable at $35.00 per share;
•	14,285 shares of common stock issuable upon the exercise of warrants granted to Mats Wennberg which are exercisable at $7.87 per share; and
•	Any shares issuable upon the exercise of the Underwriters’ warrants.

We effected a 1-for-25 reverse stock split on March 24, 2013 and a 1-for-1.4 reverse stock split on March 28, 2013. Unless we indicate otherwise, all references to share numbers in this prospectus reflect the effects of these reverse stock splits. Unless otherwise indicated, all information in this prospectus assumes a public offering price of $     per share of common stock.

SUMMARY FINANCIAL DATA

The following table presents a summary of certain historical financial information. Historical results are not necessarily indicative of future results and you should read the following summary financial data in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2012 and 2011 were derived from our audited financial statements, which are included elsewhere in this prospectus. Our financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

xG TECHNOLOGY, INC.
BALANCE SHEETS
(IN THOUSANDS EXCEPT PER SHARE DATA)

	Year Ended December 31,
	2012	2011
ASSETS
Current assets
Cash	$271	$133
Prepaid expenses and other current assets	16	44
Due from related party	—	1,500
Total current assets	287	1,677
Property and equipment, net	1,725	2,140
Intangible assets, net	17,608	14,537
Total assets	$19,620	$18,354
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$655	$686
Accrued expenses	754	564
Accrued bonuses	2,633	1,375
Accrued interest to related parties	1,169	169
Due to related party	1,098	—
Convertible notes payable to related party	17,198	6,883
Total current liabilities	23,507	9,677
Convertible notes payable to related party	2,000	2,000
Total liabilities	25,507	11,677
Commitments
Stockholders' equity (deficit)
Series A Convertible Preferred Stock - $0.01 par value per share:
25,000,000 shares authorized, none issued or outstanding As of December 31, 2012 and 2011
Common stock, – $0.00001 par value, 250,000,000 shares authorized, 6,041,946 and 6,016,455 shares issued at December 31, 2012 and 2011, respectively	—*	—*
Additional paid in capital	118,247	117,012
Accumulated deficit	(124,112)	(110,325)
Treasury stock, at cost – 2,284 shares and 1,142 shares at December 31, 2012 and 2011, respectively	(22)	(10)
Total stockholder's equity (deficit)	(5,887)	6,677
Total liabilities and stockholders' equity (deficit)	$19,620	$18,354

* Less than $1

xG TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT PER SHARE DATA)

	For the Year Ended December 31,
	2012	2011
Revenue	$—	$150
Cost of revenue and operating expenses
Cost of components and personnel	—	50
General and administrative expenses	5,543	5,505
Development	4,806	5,249
Stock based compensation	554	1,020
Amortization and depreciation	2,063	1,806
Total cost of revenue and operating expenses	12,966	13,630
Loss from operations	(12,966)	(13,480)
Other income (expense)
Interest expense, net	(535)	(1,847)
Impairment	(286)	(341)
Total other income (expense)	(821)	(2,188)
Loss before income tax provision	(13,787)	(15,668)
Income tax provision	—	—
Net loss	$(13,787)	$(15,668)
Basic and diluted net loss per share	(2.29)	(3.05)
Weighted average number of shares outstanding basic and diluted	6,031	5,145

RISK FACTORS

Our business faces many risks and an investment in our common stock involves significant risks. Prospective investors are strongly encouraged to consider carefully the risks described below, as well as other information contained herein before investing. Investors are further advised that the risks described below may not be the only risks we face. Additional risks that we do not yet know of, or that we currently think are immaterial, may also negatively impact our business operations or financial results. If any of the events or circumstances described in this section occurs, our business, financial condition or results of operations could suffer. Prospective investors in our common stock should consider the following risks before deciding whether to purchase shares of our common stock.

Risks Related to the Company and Our Business

We have a history of operating losses and we expect to continue to realize net losses for at least the next 12 months.

We have recorded a net loss in each reporting period since our inception. Our net loss in the year ended December 31, 2012 was approximately $13,787,000. Our accumulated deficit at December 31, 2012 was approximately $124,112,000 The Company began its research and development activities in 2002, and has had significant net losses and will likely continue to incur net losses until we can successfully commercialize our products and technology. The Company expects to continue to have development costs as it develops the next generation of products. We intend to invest significantly in our business before we expect cash flows from operations will be adequate to cover our anticipated expenses. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in our common stock;
•	we may be unable to develop and commercialize our products; and
•	it may be difficult to forecast accurately our key operating and performance metrics because of our limited operating history.

Our operating expenses will increase as we make further expenditures to enhance and expand our operations in order to support additional growth in our business and public company reporting and compliance obligations.

Historically, we limited our investment in infrastructure, however, in the future we expect our infrastructure investments to increase substantially to support our anticipated growth and as a result of our becoming a public reporting company in the United States. We intend to make additional investments in systems and personnel in order to expand our business and continue to expand our operations to support anticipated growth in our business. In addition, we may determine the need in the future to make changes to our sales model, which changes may result in higher selling, general and administrative expenses as a percentage of our revenues. We also expect to incur additional operating costs as a public reporting company following the completion of this offering. As a result of these factors, we expect our operating expenses to increase.

We may require additional capital in the future to develop new products. If we do not obtain any such additional financing, if required, our business prospects, financial condition and results of operations will be adversely affected.

We may require additional capital in the future to develop new products. We believe that the proceeds of this offering and revenues from operations will be sufficient to satisfy our needs for at least the next 18 months. We may need to obtain significant additional financing, both in the near and long term, to make planned capital expenditures, cover operating expenses and fund our ongoing development. We may not be able to secure adequate additional financing when needed on acceptable terms, or at all. To execute our business strategy, we may issue additional equity securities in public or private offerings, potentially at a price lower than our initial public offering price or the market price of our common stock at the time of such issuance. If we cannot secure sufficient additional funding we may be forced to forego strategic opportunities or delay, scale back and eliminate future product development.

Defects or errors in our products and services or in products made by our suppliers could harm our brand and relations with our customers and expose us to liability. If we experience product recalls, we may incur significant expenses and experience decreased demand for our products.

Our products are inherently complex and may contain defects and errors that are only detectable when the products are in use. Because our products are used for both personal and business purposes, such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects or impurities in our components, materials or software, equipment failures or other difficulties could adversely affect our ability, and that of our customers, to ship products on a timely basis as well as customer or licensee demand for our products. Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves.

We expect to base our inventory purchasing decisions on our forecasts of customers’ demand, and if our forecasts are inaccurate, our operating results could be materially harmed.

As our customer base increases, we expect to place orders with our contract manufacturers based on our forecasts of our customers’ demand. Our forecasts will be based on multiple assumptions, each of which may cause our estimates to be inaccurate, affecting our ability to provide products to our customers. When demand for our products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations, or we may incur additional costs in order to rush the manufacture and delivery of additional products. If we underestimate customers’ demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may purchase more inventory than we are able to sell at any given time or at all. In addition, we grant our distributors stock rotation rights, which require us to accept stock back from a distributor’s inventory, including obsolete inventory. As a result of our failure properly to estimate demand for our products, we could have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our costs of revenues and reduce our liquidity. Our failure to accurately manage inventory relative to demand would adversely affect our operating results.

Although certain technical problems experienced by users may not be caused by our products, our business and reputation may be harmed if users perceive our solution as the cause of a slow or unreliable network connection, or a high profile network failure.

We expect that our products will be in many different locations and user environments and will be capable of providing mobile broadband connectivity and interference mitigation, among other applications. The ability of our products to operate effectively can be negatively impacted by many different elements unrelated to our products. Although certain technical problems experienced by users may not be caused by our products, users often may perceive the underlying cause to be a result of poor performance of our technology. This perception, even if incorrect, could harm our business and reputation. Similarly, a high profile network failure may be caused by improper operation of the network or failure of a network component that we did not supply, but other service providers may perceive that our products were implicated, which, even if incorrect, could harm our business, operating results and financial condition.

We may fail to recruit and retain qualified personnel.

We expect to rapidly expand our operations and grow our sales, development and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our marketing and development activities, and this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

We rely on key executive officers, and their knowledge of our business and technical expertise would be difficult to replace.

We are highly dependent on our executive officers because of their expertise and experience in the telecommunications industry. We have three year employment agreements with our executive officers containing customary non-disclosure, non-compete, confidentiality and assignment of inventions provisions. We do not have “key person” life insurance policies for any of our officers. The loss of the technical knowledge and management and industry expertise of any of our key personnel could result in delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect our operating results.

We and our contract manufacturers purchase some components, subassemblies and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components.

We rely on third party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products. Shortages in components that we use in our products are possible, and our ability to predict the availability of such components is limited. While components and supplies are generally available from a variety of sources, we and our contract manufacturers currently depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of wireless networking equipment or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we and our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results and financial condition.

Our intellectual property protections may be insufficient to properly safeguard our technology.

Our success and ability to compete effectively are, in large part, dependent upon proprietary technology that we have developed internally. Given the rapid pace of innovation and technological change within the wireless and broadband industries, the technological and creative skill of our personnel, consultants and contractors and their ability to develop, enhance and market new products and upgrades to existing products are critical to our continued success. We rely primarily on patent laws to protect our proprietary rights. As of April 1, 2013, in the US, we have 43 patents granted, 16 patent applications pending, and 5 provisional applications pending. Internationally, we have 51 patents granted, 80 patent applications pending, and 12 Patent Cooperation Treaty (PCT) applications. There can be no assurance that patents pending or future patent applications will be issued, or that if issued, we would have the resources to protect any such issued patent from infringement. Further, we cannot patent much of the technology that is important to our business. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our rights to this technology and, to the best extent possible, control the access to and distribution of our technology, software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use this technology without authorization. Policing unauthorized use of this technology is difficult. There can be no assurance that the steps we take or will take will prevent misappropriation of, or prevent an unauthorized third party from obtaining or using, the technology we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions. Litigation may be necessary in the future to enforce or protect our rights.

We may be subject to claims of intellectual property infringement or invalidity. Expenses incurred with respect to monitoring, protecting, and defending our intellectual property rights could adversely affect our business.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation expenses in protecting our intellectual property or defending our use of intellectual property, reducing our ability to fund product initiatives. These expenses could have an adverse effect on our future cash flows and results of operations. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business.

Enforcement of our intellectual property rights abroad, particularly in China, is limited and it is often difficult to protect and enforce such rights.

Patent protection outside the United States is generally not as comprehensive as in the United States and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, products or have our products manufactured.

In particular, the legal regime relating to intellectual property rights in China is limited and it is often difficult to protect and enforce such rights. The regulatory scheme for enforcing China’s intellectual property laws may not be as developed as regulatory schemes in other countries. Any advancement of an intellectual property enforcement claim through China’s regulatory scheme may require an extensive amount of time, allowing intellectual property infringers to continue largely unimpeded, to our commercial detriment in the Chinese and other export markets. In addition, rules of evidence may be unclear, inconsistent or difficult to comply with, making it difficult to prove infringement of our intellectual property rights. As a result, enforcement cases involving technology, such as copyright infringement of software code, or unauthorized manufacture or sale of products containing patented inventions, may be difficult or not possible to sustain.

These factors may make it increasingly complicated for us to enforce our intellectual property rights against parties misappropriating or copying our technology or products without our authorization, allowing competing enterprises to harm our business in the Chinese or other export markets by affecting the pricing for our products, reducing our own sales and diluting our brand or product quality reputation.

The intellectual property rights of others may prevent us from developing new products or entering new markets.

The telecommunications industry is characterized by the rapid development of new technologies, which requires us to continuously introduce new products and expand into new markets that may be created. Therefore, our success depends in part on our ability to continually adapt our products and systems to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing new products or expanding into new markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our financial condition, operating results or prospects may be harmed.

We rely on the availability of third-party licenses. If these licenses are available to us only on less favorable terms or not at all in the future, our business and operating results would be harmed.

We have incorporated third-party licensed technology into our products. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek additional licenses for existing or new products. There can be no assurance that the necessary licenses will be available on acceptable terms or at all. The inability to obtain certain licenses or other rights, or to obtain those licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until such time, if ever, as equivalent technology could be identified, licensed or developed and integrated into our products and might have a material adverse effect on our business, operating results and financial condition. Moreover, the inclusion in our products of intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others.

Any litigation relating to the intellectual property rights of others could trigger technical support and indemnification obligations in licenses or customer agreements that we may enter into. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with such customers and cause the sale of our products to decrease. No assurance can be given that claims for indemnification will not be made, or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

If our technology does not work as well as planned or if we are unsuccessful in developing and selling new products or in penetrating new markets, our business and operating results would suffer.

Our success and ability to compete are dependent on technology which we have developed or may develop in the future. There is a risk that the technology that we have developed or may develop may not work as intended, or that the marketing of the technology may not be as successful as anticipated. Further, the markets in which we and our customers compete or plan to compete are characterized by constantly and rapidly changing technologies and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis to keep pace with market needs and satisfy the demands of customers. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of customer wins to our competitors. The development of new technologies and products generally require substantial investment and can require long development and testing periods before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products and it is possible that that we may not successfully be able to develop or acquire new products or product enhancements that compete effectively within our target markets or differentiate our products based on functionality, performance or cost and that our new technologies and products will not result in meaningful revenue. Any delays in developing and releasing new or enhanced products could cause us to lose revenue opportunities and customers. Any technical flaws in product releases could diminish the innovative impact of our products and have a negative effect on customer adoption and our reputation. If we fail to introduce new products that meet the demands of our customers or target markets or do not achieve market acceptance, or if we fail to penetrate new markets, our revenue will not increase over time and our operating results and competitive position would suffer.

Computer malware, viruses, hacking and phishing attacks could harm our business and results of operations.

Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry, and may occur on our systems in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to attract and retain customers.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations.

Our ability to grow successfully requires an effective planning and management process. The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

If we are unable to expand our sales and marketing capabilities or enter into more agreements with third parties to sell and market any products we may develop, we may be unable to generate product revenue.

We are currently building our internal sales organization for the sales, marketing and distribution of our products. Part of the proceeds of the Offering is intended to be used to expand our internal sales organization and develop further our channels to market. In order to commercialize xMax® or any of our other products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with other parties to perform these services. The expansion of our own sales force to market any products we may develop will increase our operating costs and be time consuming. We cannot be certain that we would be able to successfully develop this capacity. If we are unable to expand our sales and marketing capability or any other non-technical capabilities necessary to commercialize any product we may develop, we will need to contract with other parties to market and sell any products we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with other parties, we may not be able to generate product revenue and may not become profitable.

If our estimates relating to our critical accounting policies are based on assumptions or judgments that change or prove to be incorrect, our operating results could fall below expectations of financial analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of financial analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our financial statements include those related to revenue recognition, inventory, product warranties, allowance for doubtful accounts, stock-based compensation expense and income taxes.

Our exposure to the credit risks of our customers may make it difficult to collect accounts receivable and could adversely affect our operating results and financial condition.

In the course of our sales to customers, we may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Economic conditions may impact some of our customers’ ability to pay their accounts payable. While we will attempt to monitor these situations carefully and attempt to take appropriate measures to collect accounts receivable balances, we have written down accounts receivable and written off doubtful accounts in prior periods and may be unable to avoid accounts receivable write-downs or write-offs of doubtful accounts in the future. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur.

Demand for our defense-related products depends on government spending.

The U.S. military market is largely dependent upon government budgets, particularly the defense budget. The funding of government programs is subject to Congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may be expected to continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. No assurance can be given that an increase in defense spending will be allocated to programs that would benefit our business. A decrease in levels of defense spending or the government's termination of, or failure to fully fund, one or more of the contracts for which our products may be utilized could have a material adverse effect on our financial position and results of operations.

Our failure to obtain and maintain required certifications could impair our ability to bid on defense contracts.

In order for us to participate in certain government programs we could be required to obtain and maintain quality certification and certain standards for Department of Defense wireless security such as certification by the Joint Interoperability and Test Command, (or “JITC”) and to meet production standards in order to be eligible to bid on government contracts. If we fail to maintain these certifications or any additional certification which may be required, we will be ineligible to bid for contracts which may impair our financial operations and consequently, our ability to continue in business.

Our failure to obtain FCC equipment authorization could impair our ability to deliver under the equipment purchase, reseller and teaming agreements the Company has entered into.

The Company applied for equipment authorization with the FCC on February 18, 2009 for its BSN250. On March 31, 2009, the Company was granted equipment authorization under the FCC rules Part 15. The Company has not yet applied for equipment authorization for its xAP and xMod products. The Company anticipates the process to be similar to the six-week process for the BSN250. In the event the Company is unable to secure the appropriate FCC equipment authorizations for its xAP and xMod, the Company would not be in a position to fulfill its obligation under the equipment purchase, reseller and teaming agreements entered into. Therefore, the Company would not expect payment under these contracts which may impair our financial operations and consequently, our ability to continue in business.

Amounts included in our total backlog and order backlog may not result in actual billings or revenue or translate into profits.

Our total backlog represents future product and service billings that we expect to generate pursuant to contracts that we have entered into with our utility customers and meter manufacturers. Our total backlog includes our order backlog, which represents future billings for open purchase orders and other firm commitments. We anticipate that our total backlog and order backlog will fluctuate from period to period throughout our fiscal year 2013 and beyond.

As an emerging company our backlog is significant when compared to our historical revenue and the revenue we anticipate in the foreseeable future. We cannot guarantee that our total backlog or order backlog will result in actual billings in the originally anticipated period or at all. In addition, the purchase agreements and contracts reflected in our total backlog and order backlog may not generate margins that we anticipate. Given that we have only recently begun to market our current product and service offerings, we only recently began to track total backlog and order backlog on a consistent basis as performance measures and as a result, we do not have significant experience in determining the level of realization that we will actually achieve on our total backlog and order backlog.

Our customer contracts are typically structured as purchase and service agreements. The deployments called for under our agreements could extend for a number of years. Total backlog is an estimate based upon contractual terms, existing purchase orders and other available information regarding the amount and timing of expected future purchase orders to be placed by our customers and distributors, including non-binding forecasts.

No assurance can be made that firm purchase orders will yield revenues in the amounts we estimate, within the time period we expect, or at all. Total backlog is subject to adjustments due nature of our customer deployments. Adjustments can result from a variety of factors, including changes in the nature or scope of customer deployments, the impact of contingency provisions related to future delivery or performance, customer cancellations, market conditions, delayed regulatory approvals and customer defaults. If our total backlog or order backlog fails to materialize as expected, we could experience a material reduction in future billings, revenue, and operating results.

Regulation of the telecommunications industry could harm our operating results and future prospects.

The traditional telecommunications industry is highly regulated, and our business and financial condition could be adversely affected by changes in regulations relating to the Internet telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or commerce on IP networks, but future regulations could include sales taxes and tariffs in previously unregulated areas and provider access charges. We could be adversely affected by regulation of IP networks and commerce in any country where we market equipment and services to service or content providers. Regulations governing the range of services and business models that can be offered by service providers or content providers could adversely affect those customers' needs for products designed to enable a wide range of such services or business models. For instance, the U.S. Federal Communications Commission has issued regulations governing aspects of fixed broadband networks and wireless networks. These regulations might impact service provider and content provider business models and as such, providers' needs for Internet telecommunications equipment and services. In addition, many jurisdictions are evaluating or implementing regulations relating to cyber security, privacy and data protection, which could affect the market and requirements for networking and security equipment.

In addition, environmental regulations relevant to electronic equipment manufacturing or operations may impact our business and financial condition adversely. For instance, the European Union has adopted regulations on Electronic waste, e-waste, e-scrap, or waste electrical and electronic equipment (“WEEE”), Restriction of the Use of certain Hazardous Substances (“ROHS”) and Registration, Evaluation, Authorisation and Restriction of Chemical substances (“REACH”). In addition, some governments have regulations prohibiting government entities from purchasing security products that do not meet specified indigenous certification criteria even though those criteria may be in conflict with accepted international standards. Similar regulations are in effect or under consideration in several jurisdictions where we do business.

The adoption and implementation of such regulations could decrease demand for our products, increase the cost of building and selling our products and impact our ability to ship products into affected areas and recognize revenue in a timely manner. Any of these impacts could have a material adverse effect on our business, financial condition, and results of operations.

To the extent that we subcontract work under our contracts, any failures by our subcontractors could impair our relations with the contracting agencies.

We may use subcontractors to perform work or provide materials for contracts that we may secure and we may become dependent upon the subcontractors to meet the quality and delivery requirements of the contracting agency. To the extent that the products or services provided by the subcontractors do not meet the required specifications or are delivered late, the contract may be terminated by the U.S. government for default. Such a default could result in our disqualification from bidding on contracts, which could adversely affect our financial operations.

Our ability to sell our products will be highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed, our channel partners and end-customers will depend on our support organization to resolve any issues relating to our products. A high level of support will be important for the successful marketing and sale of our products. In many cases, our channel partners will likely provide support directly to our end-customers. We will not have complete control over the level or quality of support provided by our channel partners. These channel partners may also provide support for other third-party products, which may potentially distract resources from support for our products. If we and our channel partners do not effectively assist our end-customers in deploying our products, succeed in helping our end-customers quickly resolve post-deployment issues or provide effective ongoing support, it would adversely affect our ability to sell our products to existing end-customers and could harm our reputation with potential end-customers. In some cases, we guarantee a certain level of performance to our channel partners and end-customers, which could prove to be resource-intensive and expensive for us to fulfill if unforeseen technical problems were to arise.

As an emerging growth company within the meaning of the Securities Act, we will utilize certain modified disclosure requirements, and we cannot be certain if these reduced requirements will make our common stock less attractive to investors.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting, and we have elected to delay adoption of new or revised accounting standards applicable to public companies. As a result, our stockholders may not have access to certain information they may deem important.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, material weaknesses may have been identified. For so long as we qualify as an “emerging growth company” under the JOBS Act, which may be up to five years following this offering, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. During the course of the evaluation, documentation or attestation, we or our independent registered public accounting firm may identify weaknesses and deficiencies that we may not otherwise identify in a timely manner or at all as a result of the deferred implementation of this additional level of review.

Risks Relating to Our Industry

Our industry is subject to rapid technological change, and we must make substantial investments in new products, services and technologies to compete successfully.

New technological innovations generally require a substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new products and technologies, and it is possible that our development efforts will not be successful and that our new technologies will not result in meaningful revenues. Our future success will depend on our ability to continue to develop and introduce new products, technologies and enhancements on a timely basis. Our future success will also depend on our ability to keep pace with technological developments, protect our intellectual property, satisfy customer requirements, meet customer expectations, price our products and services competitively and achieve market acceptance. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technologies, and products and technologies currently under development, obsolete and unmarketable. If we fail to anticipate or respond adequately to technological developments or customer requirements, or experience any significant delays in development, introduction or shipment of our products and technologies in commercial quantities, demand for our products and our customers’ and licensees’ products that use our technologies could decrease, and our competitive position could be damaged.

We may be subject to infringement claims in the future.

We may be unaware of filed patent applications and issued patents that could include claims covering our products. Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell or supply our products or license our technology and could cause us to pay substantial royalties, licensing fees or damages. The defense of any lawsuit could divert management’s efforts and attention from ordinary business operations and result in time-consuming and expensive litigation, regardless of the merits of such claims. These outcomes may (i) stop us selling products or using technology that contains the allegedly infringing intellectual property; (ii) redesign those products that contain the allegedly infringing intellectual property; (iii) pay substantial damages to the party whose intellectual property rights we may be found to be infringing; (iv) result in the loss of existing customers or prohibit the acquisition of new customers; (v) cause us to attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all; (vi) materially and adversely affect our brand in the market place and cause a substantial loss of goodwill; (vii) cause our stock price to decline significantly; (viii) materially and adversely affect our liquidity, including our ability to pay debts and other obligations as they become due; or (ix) lead to our bankruptcy or liquidation.

Our industry is highly competitive and we may not be able to compete effectively.

The communications industry is highly competitive, rapidly evolving, and subject to constant technological change. We expect that new competitors are likely to join existing competitors. Many of our competitors may be larger and have greater financial, technical, operational, marketing and other resources and experience than we do. In the event that a competitor expends significant resources we may not be able to successfully compete. In addition, the pace of technological change makes it impossible for us to predict whether we will face new competitors using different technologies to provide products. If our competitors were to provide better and more cost effective products than our products we may not be able to capture any significant market share.

Regulation of Voice over Internet Protocol (“VoIP”) services is developing and therefore uncertain and future legislative, regulatory or judicial actions could adversely affect our business.

VoIP services have developed in an environment largely free from government regulation. However, the United States and other countries have begun to assert regulatory authority over VoIP and are continuing to evaluate how VoIP will be regulated in the future. Both the application of existing rules to us and our prospective customers and the effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business. In addition, future regulatory developments could increase our cost of doing business and limit its growth.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Although our technology is designed to be frequency agnostic (i.e., capable of operating at any frequency) our current range of products is being designed to be optimized for operation in the 902-928MHz band, which is presently a spectrum that is not licensed in the United States. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the usage of unlicensed spectrum may materially and adversely impact our future prospects, the viability of our current business model, and will negatively impact our expectation for future sales of our products and our business, financial condition and results of operations.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products may be subject to governmental regulations in a variety of jurisdictions. In order to achieve and maintain market acceptance, our technology and products will have to comply with these regulations as well as a significant number of industry standards. In the United States, our technology and products will have to comply with various regulations defined by the Federal Communications Commission, or FCC, and others.

We may also have to comply with similar international regulations. For example, our wireless communication products operate through the transmission of radio signals, and radio emissions are subject to regulation in the United States and in other countries in which we intend to do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions, and chemical substances and use standards.

As these regulations and standards evolve, and if new regulations or standards are implemented, we may be required to modify our technology or products or develop and support new versions of our technology or products, and our compliance with these regulations and standards may become more burdensome. The failure of technology or our products to comply, or delays in compliance, with the various existing and evolving industry regulations and standards could prevent or delay introduction of our technology or products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or end-customers may require us, or we may otherwise deem it necessary or advisable, to alter our technology or products to address actual or anticipated changes in the regulatory environment. Our inability to alter our technology or products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

Compliance with environmental, health and safety laws and regulations, including new regulations requiring higher standards, may increase our costs, limit our ability to utilize supply chains, and force design changes to our products.

Our operations are subject to a variety of environmental, health and safety laws and regulations and equivalent local, state, and regulatory agencies in each of the jurisdictions in which we currently operate or may operate in the future. The manufacturing of our products uses substances regulated under various federal, state, local laws and regulations governing the environment and worker health and safety. If we and our contract manufacturers do not comply with these laws including any new regulations, such non-compliance could reduce the net realizable value of our products, which would result in an immediate charge to our income statements. Our non-compliance with such laws could also negatively impact our operations and financial position as a result of fines, penalties that may be imposed on us, and the cost of mandated remediation or delays to our contract manufacturers, thus we may suffer a loss of revenues, be unable to sell our products in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Costs to comply with current laws and regulations and/or similar future laws and regulations, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We cannot assure you that the costs to comply with these new laws or with current and future environmental and worker health and safety laws will not have a material adverse effect on our business, operating results and financial condition.

Governmental regulations affecting the import or export of products or affecting products containing encryption capabilities could negatively affect our revenues.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring certification, notifications, review of source code, or the escrow and governmental recovery of private encryption keys. For example, Russia and China recently have implemented new requirements relating to products containing encryption and India has imposed special warranty and other obligations associated with technology deemed critical. Governmental regulation of encryption or IP networking technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales prospects and adversely affect our revenue expectation. In addition, failure to comply with such regulations could result in penalties, costs, and restrictions on import or export privileges or adversely affect sales to government agencies or government funded projects.

If wireless devices pose safety risks, we may be subject to new regulations, and demand for our products and those of our licensees and customers may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless devices, which may decrease demand for our products and those of our licensees and customers. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless phones and other wireless devices. In addition, interest groups have requested that the FCC investigate claims that wireless communication technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of wireless devices while driving. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our products and those of our licensees and customers in the United States as well as foreign countries.

Risks Related to the Market

Recent global economic trends could adversely affect our business, liquidity and financial results.

Recent global economic conditions, including a disruption of financial markets, could adversely affect us, primarily through limiting our access to capital. In addition, the continuation or worsening of general market conditions in economies important to our businesses may adversely affect our clients’ level of spending and ability to obtain financing, leading to us being unable to generate the levels of sales that we require. Current and continued disruption of financial markets could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

Risks Relating to This Offering and an Investment in Our Common Stock

Our insiders and affiliated parties beneficially own a significant portion of our stock.

As of April 1, 2013, our executive officers, directors and affiliated parties beneficially own approximately 87.85% of our outstanding common stock. As a result, our executive officers, directors and affiliated parties will have significant influence to:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our articles of incorporation or bylaws; and
•	effect or prevent a merger, sale of assets or other corporate transaction.

In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the valuation of our Company.

Exercise of options or warrants or conversion of convertible securities may have a dilutive effect on your percentage ownership, may result in a dilution of your voting power and an increase in the number of shares eligible for future resale in the public market which may negatively impact the trading price of our shares of common stock.

The exercise or conversion of some or all of our outstanding options, warrants, or convertible securities could result in significant dilution in the percentage of ownership of investors in this offering and in the percentage ownership interests of our existing common stockholders and in a significant dilution of voting rights and earnings per share.

At the effective date of this offering, we anticipate having outstanding options to purchase an aggregate of up to 714,285 shares of our common stock, including (i) the options to purchase 571,428 shares of common stock at an exercise price of $13.30 per share granted to MBTH and (ii) the options to purchase 142,857 shares of common stock at an exercise price of $8.75 per share granted to MBTH; outstanding warrants to purchase up to [•] shares of common stock, including (i) the warrants to subscribe up to 42,857 shares in our common stock at a subscription price of $0.35 per share granted to MBTH, (ii) the warrant to purchase 8,571 shares of our common stock issued to Secure Strategy Group exercisable at $35.00 per share, (iii) the warrant to purchase 14,285 shares of our common stock exercisable at $7.87 per share granted to Mats Wennberg and (iv) the warrants to purchase [•] shares of common stock at an exercise price of $[•] per share granted pursuant to this offering to the Underwriters; and outstanding securities convertible into 57,142 shares of our common stock issuable to Treco at a conversion price of $35.00 per share. Additionally, the issuance of up to 670,189 shares of common stock upon exercise of stock options outstanding under our stock incentive plans and any shares issuable upon the exercise of conversion and subscription rights granted under the promissory note and warrants issued pursuant to the Bridge Loan will further dilute our stockholders’ voting interests. To the extent options and/or warrants and/or conversion rights are exercised, additional shares of common stock will be issued, and such issuance will dilute stockholders.

In addition to the dilutive effects described above, the exercise of those securities would lead to an increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our shares. Substantial dilution and/or a substantial increase in the number of common shares available for future resale may negatively impact the trading price of our shares of common stock.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing securities that would dilute your ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock and warrants.

We have financed our operations, and we expect to continue to finance our operations, acquisitions, if any, and the development of strategic relationships by issuing equity and/or convertible securities, which could significantly reduce the percentage ownership of our existing stockholders. Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to, or pari passu with, those of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline. We may also raise additional funds through the incurrence of debt or the issuance or sale of other securities or instruments senior to our common shares. The holders of any securities or instruments we may issue may have rights superior to the rights of our common stockholders. If we experience dilution from issuance of additional securities and we grant superior rights to new securities over common stockholders, it may negatively impact the trading price of our shares of common stock and you may lose all or part of your investment.

There can be no assurances that our shares will be listed on the NASDAQ Capital Market and, if they are, our shares will be subject to potential delisting if we do not meet or continue to maintain the listing requirements of the NASDAQ Capital Market.

We have applied to list the shares of our common stock on the NASDAQ Capital Market, or NASDAQ. An approval of our listing application by NASDAQ will be subject to, among other things, our fulfilling all of the listing requirements of NASDAQ. In addition, NASDAQ has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from NASDAQ, would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

We currently have a limited trading volume, which results in higher price volatility for, and reduced liquidity of, our common stock.

There has been no public market for our common stock in the U.S. prior to this offering. Since 2006, our shares of common stock have been listed for trading on the AIM market. However, historically there has been limited volume of trading in our common stock on the AIM market, which has limited the liquidity of our common stock on that market. We cannot predict whether or how investor interest in our common stock on the AIM market might translate to the market price of our common stock or the development of an active trading market in the U.S. or how liquid that market might become.

The public offering price for our common stock was determined through negotiations with the underwriters based on a number of factors, including the historic trading prices of our common stock on the AIM market, which might not be indicative of prices that will prevail in the trading market for our common stock after the offering. An active trading market for our shares in the U.S. may never develop or be sustained following this offering. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market increases price volatility and reduces the liquidity of our common stock. As long as this condition continues, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered and, if an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares, or at all. In addition, in the event that an active trading market does not develop, the price of our common stock may not be a reliable indicator of the Company’s fair value.

Furthermore, if we cease to be listed on AIM or NASDAQ, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, and the market value of our common stock would likely decline.

If and when a larger trading market for our common stock develops, the market price of our common stock is still likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares at or above the price at which you acquired them.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including, but not limited to:

•	variations in our revenues and operating expenses;
•	actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our ordinary shares, other comparable companies or our industry generally;
•	market conditions in our industry, the industries of our customers and the economy as a whole;
•	actual or expected changes in our growth rates or our competitors' growth rates;
•	developments in the financial markets and worldwide or regional economies;
•	announcements of innovations or new products or services by us or our competitors;
•	announcements by the government relating to regulations that govern our industry;
•	sales of our common stock or other securities by us or in the open market; and
•	changes in the market valuations of other comparable companies

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our common stock. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws, that will become effective upon closing of the offering, will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	authorizing the board to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	limiting the persons who may call special meetings of stockholders; and
•	requiring advance notification of stockholder nominations and proposals.

In addition, the provisions of Section 203 of the Delaware General Corporation Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, that will become effective upon closing of the offering, and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See the section entitled “Description of Securities.”

Beneficial holders of ordinary shares through the Depository Trust Company will not be legal shareholders of the Company and therefore will have no direct rights as shareholders and must act through their participating broker to exercise those rights.

The underwriters have designated that Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares in this offering on behalf of, and as nominee for, investors who purchase ordinary shares. We and DTC have no contractual relationship. Investors who purchase the common shares (although recorded as owners within the DTC system) are legally considered holders of beneficial interests in those shares only and will have no direct rights against the Company. Investors who purchase common stock in this offering must look solely to their participating brokerage in the DTC system for payment of dividends, the exercise of voting rights attaching to the common stock and for all other rights arising with respect to the common stock.

Under our Bylaws that will be adopted upon this Registration Statement becoming effective, the minimum notice period required to convene a general meeting is 10 calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your common stock from the DTC system to allow you to directly cast your vote with respect to any specific matter. In addition, a participating DTC brokerage firm may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We cannot assure you that you will receive voting materials in time to ensure that you can instruct your participating DTC brokerage, or its designee, to vote your shares. As a result, you may not be able to exercise your right to vote and you may lack recourse if your common stock are not voted as you requested. In addition, if you hold your shares indirectly through the DTC system, you will not be able to call a shareholder meeting.

Upon the completion of this offering, our common stock will be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

Our common stock is already admitted to trading on AIM and we are applying for our shares additionally to be listed and traded on The NASDAQ Capital Market. Price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange and the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Further, if we are unable to continue to meet the regulatory requirements for listing on AIM or NASDAQ, we may lose our listing on AIM or NASDAQ, which could impair the liquidity of our shares.

In the event that our common stock is delisted from NASDAQ U.S. broker-dealers may be discouraged from effecting transactions in shares of our common stock because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in shares of our common stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section of this prospectus entitled “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation on the value of our common stock.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including without limitation, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. To the extent we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent our stock price appreciates, which may never occur. In addition, investors must rely on sales of their common stock after price appreciation as the only way to realize their investment, and if the price of our stock does not appreciate, then there will be no return on investment. Investors seeking cash dividends should not purchase our common stock.

Non-U.S. investors may have difficulty effecting service of process against us or enforcing judgments against us in courts of non-U.S. jurisdictions.

We are a company incorporated under the laws of the State of Delaware. All of our directors and officers reside in the United States. It may not be possible for non-U.S. investors to effect service of process within their own jurisdictions upon our company and our directors and officers. In addition, it may not be possible for non-U.S. investors to collect from our company, its directors and officers, judgments obtained in courts in such non-U.S. jurisdictions predicated on non-U.S. legislation.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

As a U.S. public company, we will be or become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of NASDAQ, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert resources of our management and harm our business and operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new products or services; our statements concerning litigation or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; trends affecting our financial condition, results of operations or future prospects; our financing plans or growth strategies; and other similar expressions concerning matters that are not historical facts. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of common stock offered by us will be approximately $     million, based upon an assumed public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $     million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and increase our visibility in the marketplace. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. However, we currently intend to use the net proceeds to us from this offering, together with existing cash, primarily for general corporate purposes, including working capital, product development, marketing activities, expanding our internal sales organization and further developing sales channels, funding the set-up of contract manufacturing production lines, and other capital expenditures and repaying certain indebtedness. We may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, technologies or other assets that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or investments. We will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared dividends on our equity securities, and currently do not plan to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012:

•	on an actual basis;
•	on a pro forma basis as of December 31, 2012, to reflect on a pro forma basis as of December 31, 2012, the conversion of the $15 million May 2011 Convertible Note into 1,127,819 new shares at $13.30 per each new share. In addition, upon termination of the May 2011 Convertible Note and the discharge of all MBTH’s collateral over the Company’s assets 142,857 additional new shares and to reflect the new bridge loan where the Company refinanced principal of $2,198,000 and accrued interest and fees of $1,127,000 under the May 2011 Convertible Note for a principal balance of $3,325,000 under the Bridge Loan; and
•	on a pro forma as-adjusted basis to give effect to the sale of 1,500,000 shares of the common stock we are offering at the initial public offering price of $[10].00 per share, which is the midpoint of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us of approximately $1.2 million and the repayment of outstanding indebtedness of approximately $1.7 million. The pro forma as-adjusted column assumes no exercise by the underwriters of their over-allotment option.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public price. You should read this table together with the sections entitled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and the related notes, which appear elsewhere in this prospectus.

	As of December 31, 2012
	(unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
($ in thousands)
Cash and cash equivalents	$271	$271	$12,409
Short term debt
Accrued interest to related party	1,169	42	42
Due to related party	1,098	1,098	1,098
Convertible notes payable to related party	17,198	3,325	1,663
Long term debt
Convertible notes payable to related party	2,000	2,000	2,000
Total Debt and accrued interest	21,465	6,465	4,803
Equity
Convertible preferred stock, Series A 25,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock, additional paid-in capital and treasury stock 250,000,000 shares authorized, 6,041,946 shares issued and outstanding, actual 250,000,000 shares authorized, 7,312,622 shares issued and outstanding, pro forma, 250,000,000 shares authorized, 8,812,622 shares issued and outstanding, pro forma as adjusted	118,247	133,247	147,047
Accumulated deficit	(124,112)	(124,112)	(124,112)
Treasury stock, 2,284 shares	(22)	(22)	(22)
Total stockholders’ equity (deficit)	(5,887)	9,113	22,913
Total capitalization	$15,578	$15,578	$27,716

DETERMINATION OF OFFERING PRICE

The offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth. No valuation or appraisal has been prepared for our business.

Prior to this offering, there has been no public market in the United States for our shares. The public offering price will be determined through negotiations between us and Aegis Capital Corp., as representative of the underwriters. The factors to be considered in determining the public offering price may include our future prospects and those of our industry in general, sales, earnings and certain of our other financial operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those we engage in. The price of our shares on AIM during recent periods will also be considered in determining the public offering price. It should be noted, however, that historically there has been a limited volume of trading in our shares on AIM. Therefore, the price of our shares on AIM will only be one factor in determining the public offering price. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

We cannot assure you that the public offering price will correspond to the price at which the shares will trade in the public market subsequent to the offering or that an active trading market for the shares will develop in the United States and continue after the offering.

MARKET PRICE INFORMATION FOR OUR SHARES

We expect our shares to be listed on The NASDAQ Capital Market upon consummation of this offering. They have not previously been listed on The NASDAQ Capital Market or any other U.S. market. However, our shares are currently listed on AIM under the symbols “XGT” and “XGTU.” Our shares began trading on AIM in November 2006. Of the 7,313,760 shares outstanding as at April 2, 2013, 6,207,153 shares are listed under “XGT” and 1,106,607 are listed under “XGTU.”

As of April 1, 2013, there were 7.3 million shares outstanding and approximately 230 holders of record of our shares. On a fully diluted basis, there would be 8.7 million shares outstanding.

On April 2, 2013, the closing price of our shares listed on AIM was $0.425 per share for XGT and $0.265 per share for XGTU. The price of our common stock does not reflect the recently completed reverse split of our common stock.

The following table shows the high and low market prices for our shares for each fiscal quarter for the two most recent fiscal years. Market prices for our shares have fluctuated significantly since they were listed on AIM and trading volume on AIM have been very small in relation to the number of our total outstanding shares. As a result, the market prices shown in the following table may not be indicative of the market prices at which our shares will trade after this offering. These prices reflect our recently completed reverse split of our common stock.

	XGTU Share Price		XGT Share Price
	(US Dollars)		(US Dollars)
	High	Low	High	Low
Quarter
First Quarter 2013	13.13	7.88	15.75	14.00
Fourth Quarter 2012	14.00	7.00	26.25	14.88
Third Quarter 2012	17.50	5.25	26.25	15.75
Second Quarter 2012	26.25	14.00	26.25	14.00
First Quarter 2012	28.00	17.50	22.75	15.75
Fourth Quarter 2011	31.50	10.50	42.00	10.50
Third Quarter 2011	54.25	19.25	14.00	5.95
Second Quarter 2011*	24.50	7.18	14.88	14.88

*	XGTU began on May 11, 2011

DILUTION

The historical net tangible book value of our common stock as of December 31, 2012 was approximately $(23.5) million, or $(3.89) per share based upon 6.04 million shares of common stock outstanding on such date. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

If you invest in shares in our common stock, your interest will be diluted to the extent of the difference between the offering price per share of the shares in our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the receipt of the net proceeds from our sale in this offering of      shares of common stock at an assumed initial public offering price of $     per share, the mid-point of the price range set forth on the cover page of this prospectus, applying proceeds as set forth in Use of Proceeds and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2012 would have been approximately $    , or $     per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma as adjusted net tangible book value per share as of December 31, 2012 before giving effect to this offering	$
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares from us in this offering
Pro forma net tangible book value per share after giving effect to this offering
Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $     per share and the dilution to new investors by $     per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of             shares in the number of shares of our common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $     per share and the dilution to new investors by $     per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $     per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $     per share of our common stock.

The table below summarizes as of December 31, 2012, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing shares in our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	6,039,660	%	$118,247	%	$19.58
New investors		%		%
Total		100.0%		100.0%

(Dollars in thousands, except per share data)

The total number of shares of our common stock reflected in the discussion and tables above is based on 6,039,660 shares of our common stock outstanding, as of December 31, 2012, and excludes:

•	2,284 of treasury shares; and
•	exercise of the underwriters’ over-allotment option to purchase up to an additional [|B1] shares of common stock; and
•	exercise of any options, warrants or conversion rights outstanding as of December 31, 2012.

To the extent that any outstanding options are exercised, new options are issued under our 2013 Long Term Incentive Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2004, 2005, 2006, 2007 and 2009 Stock Incentive Plans as of January 31, 2013 were exercised, then our existing stockholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $     million, or     %, the total consideration paid by our new investors would be $     million, or     %, the average price per share paid by our existing stockholders would be $     and the average price per share paid by our new investors would be $    .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” The share numbers in the following discussion reflect a 1-for-25 reverse stock split that we effected March 24, 2013 as well as the 1-for-1.4 reverse stock split that we effected March 28, 2013.

Overview

xG Technology, Inc. has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions.

We have generated material revenues in 2008 and 2009 attributed to the Company’s BSN250 voice-only product line. Upon the introduction of various smartphones in 2007 (and later) which could handle both voice and data, the Company made the decision it was necessary to enhance its voice-only product line to include data services. Beginning in July 2009, the Company focused on enhancing its BSN250 and TX70 product line for data services and we delivered such a system to the US Army in 2011. The US Army subsequently requested our BSN250 should integrate with commercial off the shelf (COTS) smartphones. In 2013, the Company will introduce a new product line that can handle both voice and data services. These new products are called xAP (base station) and the xMod which is able to communicate to any COTS device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We will begin to generate revenues again sufficient to cover the cost of our operations once our new voice and data products are delivered to customers in the second half of 2013.

The implementation of our cognitive radio intellectual property is xMax®. We believe the xMax® system, represents the only commercially available cognitive radio network system that is designed to include interference mitigation by spatial processing. xMax® implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of a comparatively high Quality of Service where other technologies would not be able to cope with the interference. We believe that the xMax® system will also, when in a future development operating on more than one radio channel, deliver dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity.

Our revenues in fiscal 2012 decreased to $0.0 million from $0.15 million in fiscal 2011. The $0.15 million was earned under a contract with the U.S. Army to trial the 1.1 voice and data version of our xMax® system.

We had net losses of $15.7 million and $13.8 million in fiscal 2011 and fiscal 2012, respectively. Fiscal 2012 reflected a stock–based compensation charge of $0.6 million, of which $0.4 million was for employees and $0.2 million was for non-employees. Excluding the impact of stock-based compensation expense, in fiscal 2012, we had a non-GAAP net loss attributable to common stockholders of $13.2 million. Our GAAP net loss in fiscal 2011 reflected a stock-based compensation charge of $1.0 million, of which $0.7 million was for employees and $0.3 million was for non-employees.

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in rural telecommunications and defense. Together, they comprise commitments to purchase xMax® cognitive radio networking equipment, engineering services and other hardware worth approximately $33.0 million as described below.

Purchase Agreements

The Company has announced that it has received purchase orders, for an estimated $19.5 million, from the following companies: Northeast Florida Communications (based in FL), Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKan Dial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); Walnut Hill Telephone Company (based in Arkansas); TelAtlantic Wireless (based in Virginia); Assist Wireless (based in Texas) and Carolina Satellite Networks (based in Virginia). The orders, in aggregate, consist of $16.6 million for xMax® cognitive radio networking equipment, including xMax® wireless access points, xMSC mobile switching centers and xMod personal hotspots (capable of supporting existing smartphones, tablets and laptops) and an estimated $2.9 million for engineering services and other hardware.

Larry Townes, an incoming director of the Company is a substantial shareholder of these companies. Many of these orders are with Townes Tele-Communications which is the parent company of Northeast Florida Communications, Electra Telephone Company, Tatum Telephone Company, Choctaw Telephone Company, MoKan Dial Telephone Company, Haxtun Telephone Company and Walnut Hill Telephone. Therefore the entry by the Company into the equipment purchase agreements and engineering services agreements is considered to be related party transactions for an estimate of $7.4 million.

Reseller agreements

Reseller agreements have been entered into with the following wireless solutions providers: PMC Associates (based in New Jersey), Communications Marketing Southeast (based in Georgia) and Mobile-One Communications (based in Florida). Together, they provide for purchase commitments over the three year term of the agreements of a minimum of an aggregate of $6.0 million of xMax® cognitive radio networking equipment. We have also entered into a reseller agreement with Telemedicine MM Systems (based in New York) to resell $2.5 million worth of xMax® mobile broadband equipment over the two year term of the agreement, and with Cornet Technology, Inc. (based in North Virginia) to resell $5.0 million worth of xMax® mobile broadband equipment over the three year term of the agreement, subject to placing purchase orders.

Teaming Agreements have also been entered into with Force 3, Inc. (“Force 3”), SAIC and CACI, Inc. The Force 3 teaming agreement was made in connection with the U.S. Army ITES-3H (Information Technology Enterprise Solutions-3 Hardware) contract awards process under which, if Force 3 is awarded the ITES-3H contract, xG’s xMax® cognitive radio solutions and services will be used to fulfill the cellular wireless component of the award. The teaming agreement with CACI provides for the joint preparation of a response to the Request for Proposal entitled Technical, Administrative, and Operation Support Services (TAOSS) (formerly known as CERDEC S&TCD effort) to be issued by the CERDEC Space and Terrestrial Communications Directorate and the allocation of work to be performed under any resulting prime contract.

In addition to the sales backlog of $7.4 million that was outstanding at December 31, 2012, the Company has added $12.1 million of additional sales orders from January 1, 2013 through April 1, 2013. At April 1, 2013 the total backlog of reseller agreements was $13.5 million and the total backlog of purchase orders was $19.5 million for a total of $33.0 million. See further in the section entitled “Customers” below.

We anticipate being in a position to begin to fulfill orders from mid-2013 as we implement our technology into software and equipment with features specified to our customers, and once we receive equipment authorization from the FCC. Revenues will be recognized over the respective lives of the agreements according to the delivery and transfer of ownership and risk of xMax® equipment and the provision of services.

As at April 1, 2013, 62.83% of the shares of our common stock are owned by MBTH. MBTH was co-founded in 2010 by Rick Mooers, Roger Branton and George Schmitt in order to invest in, and provide expertise and guidance to, and other support to xG Technology. Richard Mooers, Roger Branton, and George Schmitt are directors of MBTH as well as directors of the Company. MBMG, a merchant bank owned by family entities or trusts related to Richard Mooers and Roger Branton, has a 74.46 percentage interest in MBTH as of December 31, 2012. George Schmitt has a direct 6.11% ownership interest in MBTH as of December 31, 2012 and has been granted an option to purchase MBTH shares sufficient to give him an additional 5% of the equity ownership of MBTH shares and its subsidiaries. Since its foundation, MBTH has provided xG Technology with significant financial and other support to us, including the $6.2 million subscription to the Bridge Loan. In addition, after joining MBTH, George Schmitt, CEO of MBTH, became one of our directors and has agreed to become our Executive Chairman upon this registration statement becoming effective and Larry Townes, another director of MBTH, has also agreed to become one of our directors upon this registration statement becoming effective. For further details on the financial support given by MBTH to us and other transactions and arrangements between us and MBTH, please see the section entitled “ Related Party Transactions, Other Transactions”.

Key Components of Our Results of Operations and Financial Condition

Revenues

We expect that our future revenues will be derived from the sale of wireless networking equipment and embedded software and the supply of deployment and support services.

In 2011, we earned revenues from the trial and evaluation of the 1.1 voice and data version of our xMax® system by the U.S. Army and the U.S. Army’s Communications-Electronics Research, Development and Engineering Center (“CERDEC”). Given our relationship with the U.S. Army at the time, these revenues were earned through direct business development and strategic sales efforts, although our contractual counterparty was a contractor already engaged by the U.S. Army and to whom a program budget had already been awarded. In the future, our plan is to sell our intellectual property, xMax® equipment and engineering services through a combination of an internal sales organization and a network of channel partners, such as prime contractors, in certain vertical markets. See further in the section entitled “Sales and Marketing”. In connection with such future sales of our products, we anticipate generating additional revenues from the provision of services, such as maintenance and support.

In the future, our strategy is for our technology to be embedded by partners in a semiconductor chip that could be sold to third party equipment manufacturing partners and inserted in their devices and to license our intellectual property to other customers in vertical markets world-wide. Our technology roadmap currently projects this transition to begin in 2015.

Cost of Revenue and Operating Expenses

Our cost of revenue and operating expenses is comprised primarily of the costs of components and personnel. In addition, it includes tooling, labor and other costs associated with engineering, testing and quality assurance and stock-based compensation.

Our strategy is to outsource our manufacturing and order fulfillment and utilize contract manufacturers (see further in the section entitled “Manufacturing and Suppliers”). We also evaluate and utilize other vendors for various portions of our supply chain from time to time. Our product organization consists of employees engaged in new product introduction and management activities, and engineering.

We classify our operating expenses as general and administrative, development, stock based compensation and amortization and depreciation expenses.

•	General and administrative expenses include salary and benefit expenses and payroll taxes, as well as the costs of trade shows, marketing programs, promotional materials, professional services, facilities, general liability insurance, and travel. As our technology and product portfolios and targeted markets expand, we will need to employ alternative sales models, such as building our direct sales force and channel partner network. These sales models would likely increase our costs. Over time, we expect our administrative expenses to increase in absolute dollars as we continue to actively promote our products and introduce new technologies, products and services. In addition, we expect expenses to increase as we make additional investments in information technology systems and personnel to support our anticipated revenue growth and to comply with our public company reporting obligations.
•	Development expenses consist primarily of salary and benefit expenses and payroll taxes, as well as costs for prototypes, facilities and travel. Over time, we expect our development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

•	Stock-based compensation relates to the grant of stock options and warrants to directors, employees and contractors under the Company’s stock incentive plans.
•	Amortization of patents and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years. Amortization of capitalized software development costs are amortized on a straight line basis over their useful lives which is estimated to be 5 years. Depreciation expenses is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Corporate Performance Bonus

In 2011, we established a corporate performance bonus matrix for eligible employees and contractors based on the achievement of certain milestones, including timely completion of engineering projects, adherence to operating budgets, and revenue produced by each vertical market.

The milestones were weighted according to importance for the current year as determined by the CEO and CFO. Eligible employees and contractors had the ability to earn up to 200% of their base compensation. The end of year evaluation of performance is made at the company level and not on the level of each individual. Bonuses may be paid in cash or in shares, at the discretion of the directors.

Specifically, for 2011, the Company incented engineering personnel for timely completion of engineering projects, which was weighted at 35%. Executive officers were incented to raise new capital based on a matrix, which was weighted at 30%. Business development and sales personnel were incented to obtain revenue produced by particular vertical market, which was weighted at 35%. For 2011, a 22.5% (of salary) corporate performance bonus was awarded related to an additional capital raise and the revenue achieved with the military vertical.

Specifically, for 2012, the Company incented engineering personnel to complete a full demo-mobile system and the production of commercial equipment by the end of the third quarter, which was weighted at 50%. Executive officers were incented to control spending by adherence to operating budgets, which was weighted at 20%. Business development and sales personnel were incented to reach a pre-determined level of revenue by vertical market, which was weighted at 30%. For 2012, a 20% (of salary) corporate performance bonus was awarded to all executive officers, employees and eligible contractors of the Company for controlling spending and adherence to operating budgets.

The bonuses awarded for 2011 and 2012 are allocated to general & administrative and development expenses.

Recently Issued Accounting Pronouncements

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor’s attestation report on our internal controls in future annual reports on Form 10-K as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards as they become applicable to public companies.

Critical Accounting Policies and Estimates

Upon the filing of our initial registration statement, we intend to utilize the extended transition period provided in Securities Act Section 7(a)(2)(B) as allowed by Section 107(b)(1) of the JOBS Act for the adoption of new or revised accounting standards as applicable to emerging growth companies. As part of the election, we will not be required to comply with any new or revised financial accounting standard until such time that a company that does not qualify as an “issuer” (as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002) is required to comply with such new or revised accounting standards.

We prepare our financial statements in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. In other cases, management’s judgment is required in selecting among available alternative accounting standards that provide for different accounting treatment for similar transactions. The preparation of financial statements also requires us to make estimates and assumptions that affect the amounts we report as assets, liabilities, revenues, costs and expenses and affect the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Intangible Assets

Capitalized software costs incurred in the design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established, and amortized on a straight-line basis over five years, beginning when the products are offered for sale or the enhancements are integrated into the products. Management is required to use its judgment in determining whether capitalized software costs meet the criteria for immediate expense or capitalization, in accordance with GAAP. The unamortized capitalized costs of a computer software product are compared to the net realizable value of that product and any excess is written off.

The significant estimates and assumptions involved in determining the net realizable value of our capitalized software costs are the estimated future cash flows from the product which are the estimated future gross revenues reduced by the estimated future costs of completing the product including the costs of maintenance. These estimates are based upon anticipated results and trends including customer demand for the Company’s products and the necessary skill level and man-hours needed to complete the products. The Company believes these estimates are reasonable under the current circumstances. The risk of material misstatement of these accounting estimates varies with the subjectivity associated with these estimates; including the assumption the Company has the know-how to create such products and the availability of relevant personnel to complete such products that customer’s desire. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from management’s estimates.

Patent and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years.

Property, Plant and Equipment

Property, plant and equipment are presented at cost at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Impairment of Long-Lived Assets

Long lived assets including certain intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Impairment of intangible assets amounted to $18,000 and $0 for the years ended December 31, 2012 and 2011, respectively. Impairment of property and equipment amounted to $268,000 and $0 for the years ended December 31, 2012 and 2011, respectively.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as the services are provided or at the time the goods are shipped and title has passed.

Income Taxes

The Company accounts for income taxes using the assets and liability method. Accordingly deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company files U.S. federal and state income tax returns. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefits as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in finance income (expense), net in the Statements of Operations. There were no liabilities recorded for uncertain tax positions at December 31, 2012 or 2011.

Stock Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options.

The grant date fair value is determined using the Black-Scholes-Merton (“lack-Scholes”) pricing model. For all employee stock options, the Company recognizes expense over the employee's requisite service period (generally the vesting period of the equity grant). The Company's option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

Results of Operations

Years Ended December 31, 2012 and 2011

The following table sets forth certain information concerning our results of operations for the periods shown:

xG TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
(IN THOUSANDS EXCEPT NET LOSS PER SHARE DATA)

	For the Year Ended December 31,
	2012	2011
Revenue	$—	$150
Cost of revenue and operating expenses
Cost of components and personnel	—	50
General and administrative expenses	5,543	5,505
Development	4,806	5,249
Stock based compensation	554	1,020
Amortization and depreciation	2,063	1,806
Total cost of revenue and operating expenses	12,966	13,630
Loss from operations	(12,966)	(13,480)
Other income (expense)
Interest expense, net	(535)	(1,847)
Impairment	(286)	(341)
Total other income (expense)	(821)	(2,188)
Loss before income tax provision	(13,787)	(15,668)
Income tax provision	—	—
Net loss	$(13,787)	$(15,668)
Basic and diluted net loss per share	(2.29)	(3.05)
Weighted average number of shares outstanding basic and diluted	6,031	5,145

Revenue

Revenues decreased $0.15 million from $0.15 million for the year ended December 31, 2011 to $0.00 million for the year ended December 31, 2012. During the year ended December 31, 2011, the revenues were attributable to the trial and evaluation of the 1.1 voice and data version of our xMax® system by the U.S. Army and CERDEC.

Cost of Revenue and Operating Expenses

Cost of components and personnel

Cost of components and personnel decreased $0.05 million from $0.05 million in the year ended December 31, 2011 to $0.00 million in the year ended December 31, 2012 as equipment production costs were only incurred in 2011 in order to fulfill the contract with the US Army to deploy a trial xMax® cognitive cellular network as well as supplying xMax® equipment for trial and laboratory evaluation with CERDEC.

General and Administrative

General and administrative expenses remained the same at $5.5 million in the year ended December 31, 2011 and the year ended December 31, 2012. There was a slight increase of $0.2 million in payroll related costs, offset by approximately the same amount in facility expenses.

Average headcount in sales and administration was 18 in the year ended December 31, 2011 and 17 in the year ended December 31, 2012. Over time, we expect our administrative expenses to increase in absolute dollars due to continued growth in headcount to support our business and operations as a public company.

Development Expenses

Development expenses decreased $0.4 million, or 8.4%, from $5.2 million in the year ended December 31, 2011 to $4.8 million in the year ended December 31, 2012.

There was a decrease of $0.9 million related to expenses incurred for the year ended December 31, 2011 for demonstrations at the US Army base in Fort Bliss, Texas, tower sites needed for our Fort Lauderdale network and costs incurred for demonstrations in Lewisville, Arkansas. This was offset by an increase in payroll, facility, and miscellaneous development expenses of $0.5 million.

The average headcount in development decreased slightly from 47 in the year ended December 31, 2011 and 46 in the year ended December 31, 2012.

Over time, we expect our development costs to increase as we continue making significant investments in developing new products and developing new versions of our existing products.

Stock Based Compensation

Stock based compensation decreased $0.5 million, or 45.7%, from $1.0 million in the year ended December 31, 2011 to $0.5 million in the year ended December 31, 2012. The decrease arose from the decrease in the number of employees who received option grants in fiscal 2012.

We had approximately $1.6 million of unrecognized stock-based compensation expense related to unvested stock options, net of estimated forfeitures, as of December 31, 2012, which we expect to be recognized over the next three years.

Pursuant to an agreement upon inception of engagement of a non-employee, a warrant to purchase 43,446 of our common shares had been granted to the non-employee, with vesting to be based upon the performance of services. By mutual agreement with us, on March 22, 2012, the non-employee agreed these warrants will not be exercised and they have been cancelled. The cumulative compensation expense of $194,000 recognized through December 31, 2011 was reversed during 2012 upon cancelation.

During the years ended December 31, 2011 and 2010, we recognized stock based compensation expense attributable to this warrant of $96,000 and $98,000 respectively for a total of $194,000 of cumulative compensation expense.

Amortization and Depreciation

Amortization and depreciation expenses increased $0.3 million, or 14.2%, from $1.8 million in the year ended December 31, 2011 to $2.1 million in the year ended December 31, 2012. The increase is attributed to a full year of amortization on products sold in 2011 and available for sale in 2012 as compared to a partial year of amortization in 2011.

Other Income (Expense)

Other expense was comprised of net interest expense and impairment charges. Net interest expense fell from $1.8 million in the year ended December 31, 2011 to $0.5 million in the year ended December 31, 2012.

While the indebtedness under our convertible shareholder loans with MBTH increased from $6.8 million at December 31, 2011 to $17.2 million at December 31, 2012, interest expense decreased $1.3 million due to minimum interest charges incurred in refinancing previous loans with MBTH in 2011 along with $0.5 million attributed to accretion of a debt discount on the $10 million loan with MBTH.

Impairment charges included $0.3 million in the year ended December 31, 2011 related to inventory. For the year ended December 31, 2012, $18,000 was related to intangible assets and $268,000 for property & equipment.

Liquidity and Capital Resources

Our operations primarily have been funded through cash generated by financing. Cash comprises cash in hand and demand deposits. Our cash balances were $271,000 and $133,000 at the years ended December 31, 2012 and 2011 respectively.

As of April 1, 2013, the Company had drawn down $6.2 million under the Bridge Loan.

In fiscal 2011, we repurchased 1,142 of our shares for an aggregate of $0.01 million and in fiscal 2012; we repurchased a further 1,142 of our shares for an aggregate of $0.01 million.

In March 2012, we issued 11,428 of our shares at a price of $35.00 per share for net proceeds of $0.4 million. We used the proceeds for working capital purposes.

In 2012, we received proceeds of $2,000 from 238 options exercised but did not receive any proceeds of option exercises in 2011 because all options exercised during 2011 were net settled through cashless exercises.

Capital Resources

As a means for financing our operations, on January 16, 2013 we entered into a convertible Bridge Loan that matures in one year with MBTH and other investors for the Company to borrow principal advances in the amount of up to $10 million. MBTH has committed $5 million under the Bridge Loan. As of April 1, 2013, $6.2 million of principal balance was outstanding under the Bridge Loan.

The financial statements have been prepared assuming that the Company will continue as a going concern. We have incurred recurring operating losses including net losses of $13.8 million and $15.7 million in the years ended December 31, 2012 and 2011, respectively. Additionally, we have incurred negative operating cash flows including cash used in operations of $5.6 million and $7.6 million in the years ended December 31, 2012 and 2011, respectively. We expect to incur further losses in the development of our business which casts a substantial doubt about our ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and to fulfill its existing backlog. As of April 1, 2013 the Company has a total backlog of $33.0 million. The ability to recognize revenue and ultimately cash receipts, on the existing backlog is contingent upon, but not limited to, receiving FCC equipment authorization and acceptable performance of the delivered equipment and services. The Company currently estimates that it will begin to fulfill orders associated with its back log in mid-2013. We intend to meet our financial needs for operations through continued financing under the Bridge Loan until we are able to begin recognizing revenue and ultimately cash receipts. However, there is no assurance additional funding will be available for the next twelve months from December 31, 2012 to continue as a going concern.

There can be no assurances that we will be successful in raising additional capital through equity or bridge loan financing, or on terms that would be favorable to the Company. New investors could cause substantial dilution to existing stockholders.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development efforts, the timing of new product introductions, market acceptance of our products and overall economic conditions.

The following table sets forth the major components of our statements of cash flows data for the periods presented.

	Year Ended December 31, 2012 $'000	Year Ended December 31, 2011 $'000
Net cash used by operating activities	$(5,561)	$(7,607)
Net cash used by investment activities	(5,006)	(6,023)
Net cash inflow from financing activities	10,705	13,672
Net Increase in Cash	$138	$42

Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2012 was $5.6 million after a net loss of $13.8 million, which was partially offset by $1.5 million paid to personnel and other liabilities by MBTH and non-cash charges of $0.5 million in stock-based compensation and $0.1 million for share-based consulting and other services. Changes in operating assets and liabilities consisted primarily of a $1.1 million due MBTH for costs paid on behalf of the Company and $1.2 million in interest accrued under the May 2011 Shareholder Loan and $1.3 million accrued under our corporate performance-related bonus program for employees and contractors.

Net cash used in operating activities for the year ended December 31, 2011 was $7.6 million after a net loss of $15.7 million, which was partially offset by non-cash charges of $1.0 million in stock-based compensation and $0.2 million in share-based consulting and other services. Changes in operating assets and liabilities consisted primarily of a $1.9 million increase in accrued expenses, $1.4 million accrual for a corporate performance-related bonus accrued to be paid to employees and contractors in shares, and increases of $0.2 million in both accounts payable and inventory.

Cash Flows from Investing Activities

We have invested in product and technology development and our patent portfolio, with $4.8 million accounted for as investment in intangible assets in the year ended December 31, 2011, and $4.5 million in the year ended December 31, 2012. In addition, the Company’s investment in property and equipment, comprising the purchase of vehicles, externally purchased software for internal use and hardware development costs, of $1.2 million in the year ended December 31, 2011 fell by $0.7 million, or 56.1%, to $0.5 million in the year ended December 31, 2012.

Cash Flows from Financing Activities

During the year ended December 31, 2012, net financing activities consisted primarily of proceeds from further advances under the May 2011 Shareholder Loan. Proceeds from convertible promissory notes issued to MBTH under the May 2011 Shareholder Loan totaled $10.3 million. Proceeds from the issuance of new shares amounted to $0.4 million. This was partially offset by the repurchase of a further 1,142 of our shares for total consideration of $0.01 million.

In the year ended December 31, 2011, financing activities consisted primarily of proceeds from the issuance of convertible promissory notes. Proceeds from convertible promissory notes from MBTH, a related party, totaled $13.7 million, of which $10.0 million was converted into new shares during fiscal 2011.

Contractual Obligations

We lease our engineering headquarters in Sunrise, Florida, under an operating lease that expires on April 18, 2016. We also lease warehouse space and deployment sites under short term leases. The following table summarizes our contractual obligations as of December 31:

Year Ending
2013	$308,000
2014	303,000
2015	311,000
2016	121,000
$1,043,000

We currently assemble our products. During the normal course of business, we procure components based upon our design, development and production needs. Our plan is to retain one or more contract manufacturers for volume manufacture, testing, quality assurance and shipping of our products. In order for the contract manufacturers to set up their production lines, we will be required to fund certain expenditures, such as the provision to the manufacturers of production test equipment, which will be one of the use of proceeds of this offering (see further in the section entitled “Use of Proceeds”). We periodically review the potential liability and to date no accruals have been recorded. Our financial position and results of operations could be negatively impacted if we were required to compensate our suppliers for any future liabilities incurred.

Convertible Debt

Under a subscription agreement between us and MBTH dated January 16, 2013 and the promissory note issued by us to MBTH pursuant to such agreement, MBTH committed to advance to us $5 million as part of a new convertible bridge loan for up to an aggregate of $10 million. The Bridge Loan is to refinance advances by MBTH to us under the May 2011 Shareholder Loan in excess of $15 million and for general corporate purposes, including additional working capital and product development. The Bridge Loan is for a term of one year and is convertible, at each loan note holder’s option, into new shares at any time prior to final maturity at 95% of the price of any future equity financing completed by us (including this public offering). Interest is payable at 20%. per annum, semi-annually in cash or shares, at the option of each loan note holder. The Bridge Loan may be prepaid by us in whole (or in part), subject to payment of a minimum of six months’ interest if prepaid within the first six months. We may redeem 50% of the Bridge Loan without prepayment penalty by forcing a conversion into shares, provided that the shares are marginable and freely tradable on a liquid exchange, and provided further that, if such forced conversion is effected within six months from the date of the Bridge Loan, then we shall pay six months’ interest on the unpaid and unconverted principal balance of the Bridge Loan immediately before such forced conversion (such interest being payable in cash or shares, at the option of each loan note holder). For every $350 of principal amount of Bridge Loan advanced by a loan note holder, the loan note holder will be issued one warrant to subscribe one share at a subscription price of $0.35 per share. The warrants are exercisable for a period of five years from issue. We agreed to pay an origination fee of 5% to note holders. As of April 1, 2013, $6.2 million of principal balance was outstanding under the Bridge Loan.

On October 6, 2011, we entered into a convertible promissory note for $2 million in favor of Treco, a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into our shares at a price of $35.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at our option. As of December 31, 2011, $2 million of principal balance was outstanding under the $2 million Convertible Note. By way of payment of interest that had accrued and was due, on May 2, 2012, we issued to Treco 4,472 new shares and on October 8, 2012, we issued to Treco an additional 5,714 new shares.

Commitments and Contingencies

Except as otherwise disclosed elsewhere in this document, we have no material commitments or contingent liabilities. The Company has an employment contract with its CEO that would require a one-year severance payment in the event the Company terminates his services under certain circumstances.

Warranties and Indemnifications

We may in the future enter into standard indemnification agreements with many of our distributors and OEMs, as well as certain other business partners in the ordinary course of business. These agreements may include provisions for indemnifying the distributor, OEM or other business partner against any claim brought by a third party to the extent any such claim alleges that an xMax® product infringes a patent, copyright or trademark or violates any other proprietary rights of that third party. The maximum amount of potential future indemnification is unlimited. The maximum potential amount of future payments we could be required to make under these indemnification agreements is not estimable.

Based upon our historical experience and information known as of April 1, 2013, we do not believe it is likely that we currently have significant liability for the above indemnities.

Off-Balance Sheet Arrangements

As of December 31, 2012 and 2011 we had no off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Fluctuation Risk

We had cash of $0.3 million and $0.1 million as of December 31, 2012 and 2011, respectively. Our cash consists of cash in hand and demand deposits.

Because our cash is immediately available, it is relatively insensitive to interest rate changes. In future periods, when the balances of our cash and cash equivalents increase, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives to preserve principal while maximizing income without significantly increasing risk.

The fair value of our cash would not be significantly affected by either a 10% increase or decrease in interest rates.

Foreign Currency Exchange Risk

We expect that our sales transactions will primarily be denominated in U.S. dollars and therefore substantially all of our revenue will not be subject to foreign currency risk. Furthermore, our operating expenses are currently substantially incurred inside the U.S. and are denominated in U.S. dollars and are not be subject to foreign currency risk. Accordingly, we do not believe that a change in exchange rates would have a material impact on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

xG Technology, Inc. has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms that offer cognitive interference mitigation and spectrum access solutions.

We have generated material revenues in 2008 and 2009 attributed to the Company’s BSN250 voice-only product line. Upon the introduction of various smartphones in 2007 (and later) which could handle both voice and data, the Company made the decision it was necessary to enhance its voice-only product line to include data services. Beginning in July 2009, the Company focused on enhancing its BSN250 and TX70 product line for data services and we delivered such a system to the US Army in 2011. The US Army subsequently requested our BSN250 should integrate with commercial off the shelf (COTS) smartphones. In 2013, the Company will introduce a new product line that can handle both voice and data services. These new products are called xAP (base station) and the xMod which is able to communicate to any COTS device. We have generated significant net losses for the past several years and we expect to continue to realize net losses for the immediate future. We anticipate generating revenues again sufficient to cover the cost of our operations once our new voice and data products are delivered to customers in the second half of 2013.

Company Background

The Company was organized as a Delaware limited liability company under the laws of the State of Delaware on August 26, 2002 under the name JTS Acquisitions, LLC. On March 21, 2003, we changed our name to xG Technology, LLC. Pursuant to a certificate of conversion and a certificate of incorporation filed with the State of Delaware on November 8, 2006, xG Technology, LLC converted to a Delaware corporation under the name xG Technology, Inc. On November 20, 2006, xG was first admitted and commenced trading in its shares on the Alternative Investment Market of the London Stock Exchange (“AIM”) and trades under the symbols “XGT:LN” and “XGTU:LN”. Our executive offices are located at 240 S. Pineapple Avenue, Suite 701, Sarasota, FL 34236, and our telephone number is (941) 953-9035.

We are an emerging growth company within the meaning of the rules under the Securities Act. We have in this prospectus utilized, and we plan in future filings with the SEC to continue to utilize, the modified disclosure requirements available to emerging growth companies, including reduced disclosure about our executive compensation and omission of compensation discussion and analysis, and an exemption from the requirement of holding a nonbinding advisory vote on executive compensation. In addition, we will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act, including the additional testing of our internal control over financial reporting as may occur when outside auditors attest as to our internal control over financial reporting, and we have elected to delay adoption of new or revised accounting standards applicable to public companies. As a result, our stockholders may not have access to certain information they may deem important.

As at April 1, 2013, 62.83% of the shares of our common stock are owned by MBTH. MBTH was co-founded in 2010 by Rick Mooers, Roger Branton and George Schmitt in order to invest in, and provide expertise and guidance to, and other support to xG Technology. Richard Mooers, Roger Branton, and George Schmitt are directors of MBTH as well as directors of the Company. MBMG, a merchant bank owned by family entities or trusts related to Richard Mooers and Roger Branton, has a 74.46 percentage interest in MBTH as of December 31, 2012. George Schmitt has a direct 6.11% ownership interest in MBTH as of December 31, 2012 and has been granted an option to purchase MBTH shares sufficient to give him an additional 5% of the equity ownership of MBTH shares and its subsidiaries. Since its foundation, MBTH has provided xG Technology with significant financial and other support to us, including $6.2 million subscription to the Bridge Loan. In addition, after joining MBTH, George Schmitt, CEO of MBTH, became one of our directors and has agreed to become our Executive Chairman upon this registration statement becoming effective and Larry Townes, another director of MBTH, has also agreed to become one of our directors upon this registration statement becoming effective. For further details on the financial support given by MBTH to us and other transactions and arrangements between us and MBTH, please see the section entitled “Related Party Transactions, Other Transactions”.

The wireless communications industry is facing a spectrum crisis as demand for flexible, affordable voice and data access rapidly grows. We developed frequency-agnostic cognitive radio solutions that are designed to address this increasing demand by eliminating the need to acquire scarce and expensive licensed radio spectrum and so lowering the total cost of ownership for wireless broadband access. With fast growing demand straining network capacity, our intellectual property is also designed to help wireless broadband network operators make more efficient use of existing spectrum allocations. We are targeting numerous industries world-wide, such as telecommunications, cable, defense, and public safety, and markets ranging from rural to urban areas and expeditionary deployments.

The implementation of our cognitive radio intellectual property is xMax®. We believe the xMax® system, represents the only commercially available cognitive radio network system that is designed to include interference mitigation by spatial processing. xMax® implements our proprietary interference mitigation software that can increase capacity on already crowded airwaves by improving interference tolerance, enabling the delivery of a comparatively high Quality of Service where other technologies would not be able to cope with the interference. We believe that the xMax® system will also, when in a future development operating on more than one radio channel, deliver dynamic spectrum access by scanning and finding unused or underused frequencies (unlicensed as well as licensed) and dynamically tuning to them, significantly increasing their usable capacity.

Our system is frequency agnostic although currently designed to operate within the 902 – 928 MHz license-free band. xMax® is intended to serve as a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® product and service suite includes a line of access points, network bridges, mobile switching centers, network management systems, deployment tools, and customer support. The xMax® system will allow mobile operators to utilize free, unlicensed 902 – 928 MHz ISM band spectrum (which spectrum is available in most of the Americas) instead of purchasing scarce expensive licensed spectrum. Our xMax® system will also enable enterprises to set up a mobile communications network in an expeditious and cost effective manner. In addition, we believe that our xMax® cognitive radio technology can also be used to provide additional capacity to licensed spectrum by identifying and utilizing unused bandwidth within the licensed spectrum.

We are executing on our sales and marketing strategy and have entered into agreements both direct with end-customers as well as with indirect channel network partners. These customer engagements primarily relate to two of our target markets in rural telecommunications and defense. Together, they comprise commitments to purchase xMax® cognitive radio networking equipment, engineering services and other hardware worth approximately $33.0 million. See further in the section entitled “Customers” below.

Our Strategy

We have developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Leveraging elements of our intellectual property portfolio, we are introducing a range of spectrum agnostic, cognitive radio solutions that span numerous industries and applications. We believe that these products, together with our ability to leverage our patent portfolio, present us with an attractive revenue model. Our strategy is initially to commercialize our intellectual property portfolio by developing and selling network equipment using our proprietary software algorithms to offer cognitive interference mitigation and spectrum access solutions. In the future, our strategy is for our intellectual property to be embedded by partners in a semiconductor chip that could be sold to third party equipment manufacturers and inserted in their devices and to license our intellectual property to other customers in vertical markets world-wide. Our technology roadmap currently projects this transition to begin in 2015.

Market Overview

Our Market

We are witnessing rapidly increasing demand in the marketplace for mobile bandwidth. The surge in demand is attributable to the proliferation of smartphones, tablet PCs and other broadband-centric devices, as well as the shift to data and video-intensive services. A Cisco report (the Cisco Visual Networking Index, February 2012) indicates that in 2011 more than 50% of the data traffic on mobile networks was video, and they forecast video traffic to account for over 70% of total mobile data traffic by 2016.

There has also been an increase in mobile voice demand as more people unplug their wired phones and rely on wireless devices for all of their calling needs. According to Cisco’s report, as well as several studies undertaken by the Federal Communications Commission (“FCC”), the demand for wireless services will continue to grow in the coming years, as shown in the chart below. Cisco predicts mobile data traffic will increase 18-fold between 2011 and 2016, a 78% CAGR, reaching 10.8 billion Gigabytes per month.

Source: Mobile Broadband: The Benefits of Additional Spectrum (FCC Report 10/2010)

In early 2009, Congress directed the Federal Communications Commission (FCC) to develop a National Broadband Plan to ensure every American has “access to broadband capability.” After conducting thirty-six public workshops and engaging in significant collaboration and conversations with other government agencies and Congress, the FCC released the National Broadband Plan in early 2010. Within the Plan the FCC acknowledges that “the current spectrum policy framework sometimes impedes the free flow of spectrum to its most highly valued uses.” The Plan states that “Wireless broadband is poised to become a key platform for innovation in the U.S. over the next decade. As a result, U.S. spectrum policy requires reform to accommodate the new ways that industry is delivering wireless services. These reforms include making more spectrum available on a flexible basis, including for unlicensed and opportunistic uses.”

Specific recommendations within the report that indicate a favorable regulatory environment for cognitive radio technology include: “Recommendation 5.13: The FCC should spur further development and deployment of opportunistic uses across more radio spectrum.” The Plan further states that, “the FCC and NTIA should take steps to expand the environment in which new, opportunistic technologies can be developed and improved. And “The FCC should allow opportunistic radios to operate on spectrum currently held by the FCC (such as in certain license areas where spectrum was not successfully auctioned).”

On March 27, 2012 the U.S. Department of Commerce, through the NTIA, released a report in which they announced, “In the past, the federal government has freed up spectrum for exclusive commercial use by clearing a spectrum band of federal users, who typically relocated to other bands. However, given the growing demand for spectrum by both industry and the federal agencies, it is increasingly difficult to find desirable spectrum that can be vacated by federal users as well as spectrum in which to relocate these federal users. Due to the scarcity of spectrum, the complexity of federal operations, and the time and cost of relocating federal users, the old approach alone is no longer feasible.”

The report further states “NTIA proposes a new path forward for spectrum repurposing that relies on a combination of relocating federal users and sharing spectrum between federal agencies and commercial users. Spectrum sharing will be a vital component to satisfying the growing demand for spectrum, and federal and non-federal users will need to adopt innovative spectrum-sharing techniques to accommodate this demand.”

In July 2012, The President’s Council of Advisors on Science and Technology (PCAST) issued a report to the US President titled “Realizing the Full Potential of Government-Held Spectrum to Spur Economic Growth” in which “It concludes that the traditional practice of clearing government-held spectrum of Federal users and auctioning it for commercial use is not sustainable. In light of changes made possible by modern technology, we recommend that you issue a new Memorandum that states it is the policy of the U.S. government to share underutilized spectrum to the maximum extent consistent with the Federal mission, and requires the Secretary of Commerce to identify 1,000 MHz of Federal spectrum in which to implement shared-use spectrum pilot projects.” The report noted that simply clearing and reallocating spectrum would not be sustainable and pointed to a recent study by the National Telecommunications and Information Administration (NTIA) which found that clearing of just one 95 MHz band will take 10 years, cost $18 billion, and cause significant disruption. Among its key recommendations are to adopt new technologies, including cognitive radios, that could help use existing spectrum more efficiently, stating that “the use of new radio technologies, including cognitive radios, will be an important tool in helping increase spectrum capacity and utilization”. The PCAST authors stated that agile (cognitive) radio technologies that make it possible for computerized radio systems to share spectrum on a vastly more efficient basis would make it possible to move from an era of scarcity to one of abundance.

Moreover, on July 6, 2012 a Presidential Executive Order was issued regarding the Assignment of National Security and Emergency Preparedness Communications Functions. The order establishes that the federal government must be able to communicate with the public, other agencies, other levels of government and businesses “at all times and circumstances” and in all locations, both domestically and internationally. To ensure this, the order mandates the establishment of emergency communications capabilities that are “survivable, resilient, enduring and effective”. These capabilities are not available in traditional public system networks, but the xMax® cognitive radio system has been designed from the ground up to meet the very survivability, redundancy, mobility, interoperability, and resiliency requirements specified by this Order.

Recognizing the spectrum constraints on fast growing needs for wireless connectivity, in September 2012 the European Commission published a communication promoting the shared use of radio spectrum resources. A study conducted for the European Commission showed that finding additional shared spectrum resources for wireless broadband could create significant net economic benefits for the European Union. With an increase of between 200 to 400 MHz in shared access spectrum for wireless broadband, the scenarios evaluated in the study showed a net increase in the value to the European economy of the order of several hundred billion Euros by 2020. The Commission, therefore, proposed steps to foster the development of wireless innovations in the EU to ensure that the currently allocated spectrum is exploited to the fullest extent possible. This has been followed by Ofcom, the telecommunications regulator in the UK, moving to complete the process to release TV Whites Spaces for shared use.

While it appears to management that spectrum regulation is developing in a favorable manner, we have, nonetheless, chosen to release the initial xMax® product line on the unlicensed 900 MHz ISM band (902 – 928 MHz) in order to minimize our exposure to regulatory risk (see further under the section entitled “Government Regulations, Regulators’ Role in spectrum”). The unlicensed bands are well established and although these bands are allocated for Industrial Scientific and Medical (ISM) use (e.g., microwave ovens and industrial equipment), a major use has been unlicensed (Part 15) systems such as Wi-Fi, Bluetooth, and ZigBee. In the period 1995 – 2005, most of the cordless phones marketed in the US were in the 902 – 928 MHz band, but conflicts with the other uses and availability of DECT equipment has greatly decreased sales of 902 – 928 MHz cordless phones.

The rules for these bands sprung from FCC Docket 81-413 which sought to end an implicit prohibition of spread spectrum/CDMA technology that resulted from a focus on FDMA spectrum uses. This resulted in rules adopted in 1985 that allow unlicensed spread spectrum systems to use these bands for almost any possible application subject to a 1W power limit. When wireless LAN use became of interest several years later, these time-tested rules allowed U.S. market access without FCC deliberations. The 2.4 and 5.8 GHz bands are used for Wi-Fi today. In a similar fashion, we are launching our initial software-defined product offering programmed to operate on unlicensed spectrum in order to speed commercialization of our intellectual property without requiring FCC or NTIA deliberations on opportunistic access. Because we have designed our core technology to be usable beyond the unlicensed band that its initial product offering operates on, we believes that we are well positioned to benefit from possible future regulatory reforms that support wider spread use of spectrum sharing and opportunistic access techniques.

The growth of wireless data over the past few years has made the subject of available spectrum a pressing priority. In fact, the current situation has been referred to as a “looming spectrum crisis”. (FCC Chairman Julius Genachowski, speech to CTIA, October 2009). Responses to this “crisis” have included lobbying efforts to persuade the FCC to find new sources of licensed spectrum and proposals to reallocate existing licensed spectrum. Demand for more spectrum and capacity has also been a key factor in industry consolidation. The rationale given for the AT&T/Cingular merger was based on the fact that AT&T had more spectrum than Cingular, and by combining the companies they could more efficiently serve their customers. Likewise, Verizon’s $3.6 billion bidding to buy unused wireless spectrum and AT&T’S $39 billion attempt to acquire T-Mobile was primarily driven by AT&T’s desire to secure additional spectrum and cell sites in order to provide more capacity across its network.

Our company and our technology and products are based on our belief that there is insufficient spectrum available to satisfy the current and future growth of wireless data. However, we also believe that this crisis is not solely a result of insufficient amounts of available spectrum, but also the result of inefficient use of the currently available spectrum. Rather than merely demanding more spectrum we believe that the more appropriate response to the call for increased bandwidth would be to shift the focus to getting more use out of spectrum that has already been allocated. More effective utilization of the available spectrum can be accomplished in a number of different ways. Advancements in radio technology, such as the movement to the LTE standard from the previous 3G networks, for example, have allowed for better spectrum utilization. This has been attributed to the incorporation of new advanced technologies such as multiple in, multiple out (“MIMO”) and Orthogonal Frequency-Division Multiple to reduce multiuser interference.

Other methods being employed by network operators to meet bandwidth requirements have included off-loading some of the demand to unlicensed Wi-Fi hotspots and selling in-building femtocells that make use of a customer’s own wired Internet connection. Another approach is to build more cell sites closer together. Each cell site would cover a smaller area, and thus offer the ability to reuse frequencies more times in a larger geographic coverage area. However, such would entail more costs, and is time consuming due to local permitting and other considerations. Many of these approaches have been driven by the need to receive more capacity out of limited spectrum.

While the spectrum currently available cannot satisfy the future growth of wireless data, the idea of getting better use out of spectrum (both licensed and unlicensed) by sharing it is receiving increased attention as a more effective and efficient solution for the industry than simply identifying new spectrum. This has led to industry and policy makers to consider technology-based approaches, such as cognitive radio and opportunistic (i.e. shared) spectrum use.

Users of commercial cellular networks are not the only users that are running out of capacity due to spectrum limitations. Wireless users around the globe such as industrial and enterprise users, public safety agencies and those who use unlicensed spectrum (such as Wi-Fi and White Spaces) are also lacking necessary spectrum, but are not being allocated the necessary spectrum due to the fact that regulators have historically prioritized commercial mobile carriers in the allocation of spectrum assets as the demand for both voice and broadband access continues to increase.

We believe that deployment of cognitive radio networks offers the best solution to addressing the pressing need for more efficient use of spectrum.

Radio Spectrum — A Primer

Radio spectrum is a finite resource. In order to utilize this limited radio spectrum better, we have essentially been limited to reallocating swaths held by existing users, who either have to lose some of their spectrum or be have to move to other portions of the band.

The best spectrum for two-way radio or cellular types of communications is in lower frequencies. These frequencies are scarce due to technical, historical, and regulatory reasons. A large part of the spectrum (30MHz to 900MHz) that is well suited for cellular and land mobile radio (LMR) is occupied by existing business, industrial, public safety, and other license holders. Additionally, only a fraction of this spectrum is practical for mobile commercial consumption as the usage of lower frequencies requires antennas, filters and other components that do not fit into a portable handheld device. There are also many services that have long used valuable spectrum in frequencies that could be reassigned for mobile data and voice since those services could use some other spectrum efficiently.

The availability of widespread high-speed wireless broadband has led to customer uptake that was far greater than the network operators, device manufacturers, and application developers had predicted. The introduction of the iPhone by Apple was a starting point for soaring broadband wireless service demand, and since that time, new applications, including streaming video for TV and movie services, have proliferated. Network operators are struggling with how to keep up with this demand. AT&T reported that 4% of its iPhone customers were accounting for more than 50% of the data traffic on its 3G network, and a Cisco report indicates that today more than 50% of the data traffic on mobile networks is video. This trend is expected to accelerate as network operators begin deploying 4G (fourth-generation cellular services). However, 4G does not fully address the current spectrum issues, and in fact may make it worse as new bandwidth and spectrum-intensive services are brought to market.

A report from the FCC’s Office of Broadband Development cites a technical paper showing the demand for broadband services outstripping spectrum capacity as early as the end of 2012 (Figure 2).

Source: Office of Broadband Development (FCC)

Cognitive Radio Networks — A primer

The industry definition of a cognitive radio is a device that, unlike a traditional radio, can dynamically find and use available frequency to improve throughput and connectivity. This can be done via real-time sensing that allows the radio to scan for unused frequencies and then instantly tune to such frequencies. Cognitive radios can also rely on a database that can tell it what channels are available (usually based on the radio’s location and known spectrum restrictions in that area).

Either or both of these techniques can be used to help the cognitive radio avoid interference and optimize its throughput and connection reliability on a dynamic basis. With detailed information about its local radio frequency (“RF”) environment, cognitive radios are able to change power output, frequency and receive or transmit parameters, in order to extract latent (unused) bandwidth and capacity from crowded unlicensed, as well as underutilized licensed, wireless spectrum.

The key elements of cognitive radio technology include spectrum sensing, spectrum management, spectrum mobility, spectrum sharing, and spatial processing:

Spectrum sensing may be defined as interference-based detection of transmitters with the ability to look at a portion of the spectrum to see if it contains any transmitters that could cause interference to the cognitive radio system. Making the end user devices and network infrastructure cognitive enables both to dynamically react to a wide range of conditions. In the xMax® system, the end user radio is used to inform the network of changes in the RF environment, core infrastructure and other relevant conditions. This allows the network itself, and not just the radios, to adapt dynamically. When only the radio itself is cognitive, each radio will individually optimize its parameters and throughput based on local conditions, without regard to overall system performance. What may be optimal for the radios on an individual basis may not lead to overall network optimization in terms of coverage, throughput or other measures.

Spectrum management is the ability of the system to capture the best available spectrum for use at any given point in time. It is based on the premise that both terminals and base stations can be directed to change their operating frequencies dynamically as needed to keep the communications from interfering with others in that portion of the spectrum, or of being interfered with by others in the same spectrum. By propagating and collecting data from individual radios across the network, a cognitive system approach can make the entire network smarter, and optimize total network throughput. This enables new and useful features such as self-RF planning that can simplify, and reduce the cost of, the deployment and operation of the network. After the RF data is collected, better utilization and performance can be achieved automatically and continuously. This makes the network vastly more adaptable, self-sustaining and self-optimizing in many ways. The ability for the network to provide a level of self-RF planning is only one example of what a cognitive network can offer. Because a cognitive radio network can self-optimize and self-configure, little-to-no frequency coordination between cognitive radio nodes or other radio networks operating in the same frequencies is needed. This leads to an often overlooked benefit of having a self-planning, self-optimizing network: it reduces or eliminates the need for skilled radio technicians. These cognitive radio networks use software, powerful on-board computing power and real-time RF sensing to supplant expensive and overburdened radio technicians. The smart network goes beyond self-frequency planning to also encompass dynamic capacity shifting. That is to say that when a cell is lightly loaded, it can automatically abandon one or more channels in any given sector, thus making those channels available for adjacent cells to use if loading at that cell justifies the need for more spectrum. In addition to the ability to shift spectrum resources around to other cells, it also makes the network as a whole a good neighbor to other systems that might be trying to use the same spectrum in a shared band (like TV White Spaces) by using the minimum amount of spectrum at any given time. Moreover, these capabilities will allow xMax® networks themselves to become mobile, adapting to new spectrum conditions and terrain “on-the-go”, which will make xMax® an excellent solution for expeditionary deployments by defense, public safety and emergency agencies.

Spectrum mobility refers to the ability to make use of spectrum dynamically, commonly called dynamic spectrum access (DSA). The system can decide to change bands or channels within the spectrum in which they are operating.

Spectrum sharing is the ability for a cognitive radio system to operate in shared spectrum (unlicensed spectrum, for example), detect stations that interfere with the transmissions, mitigate that interference if possible, or avoid it by changing operating frequencies or other system parameters. By enabling xMax® to tolerate high levels of interference before requiring the radios to switch channels, more “gray spectrum” (containing interference or jamming) can be used in place of white spectrum (clean and interference-free). This makes these white spectrum channels available for other radios that cannot mitigate the interference on their current channel. The overall capability increases the network’s total throughput and capacity greatly —  without consuming additional scarce spectrum resources.

Spatial processing is the use of multiple integrated receiver chains known as MIMO systems that can provide another layer of resistance to interferers. MIMO processing allows better use of the radio channel to improve link budget and data rates. By employing advanced signal processing techniques, we believe that our system can also be used to track and mitigate interference from multiple mobile transmitters using sophisticated signal processing algorithms. The ability to mitigate, rather than simply run away from interference will be critical going forward. We believe that there will be no more “white spaces” and that all spectrum will be made up of “gray spaces” (interference laden frequencies) caused by a system’s own self-interface or that which is caused by other nearby systems.

We believe that a true cognitive or intelligent radio network will make use of most, if not all, of these capabilities in order to be able dynamically to keep the system operating by mitigating or avoiding interference that may show up in the frequencies the cognitive network is currently using. If the interference becomes too severe, an intelligent system will be able to locate other spectrum and shift the radio links to new frequencies nearly instantaneously. Using cognitive radio techniques, the cognitive network can intelligently share spectrum and extract more bandwidth via “opportunistic use” of shared spectrum resources.

Today’s cognitive radio systems are taking advantage of new antenna technology (such as MIMO) and digital signal processors (DSPs) with advanced, innovative software algorithms. This evolution has also yielded a class of DSPs that are incredibly powerful, yet still energy-efficient. These and other technologies are enabling a new generation of smart (i.e., cognitive) radios. In general, the limiting factor in high capacity wireless systems is interference. As stated above, there are a number of ways to deal with interference to keep the communications link up and running. Unlike traditional systems (such as 3G and 4G), cognitive systems can recognize and then deal with interference locally and in real-time, thus greatly increasing the capacity of new and existing spectrum.

Products

xMax®:  the first implementation of xG’s innovative cognitive radio intellectual property is xMax®. Operating initially within the 902-928 MHz license-free band, xMax® is a mobile voice over internet protocol (“VoIP”) and broadband data system that utilizes an end-to-end Internet Protocol (“IP”) system architecture. The xMax® technology we are developing is spectrum agnostic. In any spectrum band that xMax® will operate in, we will break the band into channels and sub channels. We will then use spatial processing and adaptive modulation to mitigate interference in that band. If the band becomes unusable because of overwhelming interference, we will then use dynamic spectrum access to change to another channel or band. The xMax® product suite we are currently developing is band specific due to the current limitations in RF technology that can be produced for a given size, cost and complexity. Multiband, small, portable devices today require custom developed integrated circuits, which are on our technology roadmap, but not currently available. The mid-term objective is to transition implementation of xMax® to a licensing and semiconductor chip business model, which is anticipated to begin in 2015.

The xMax® system design represents a turnkey network solution that will include rapid-deploy self-organizing access points (base stations), fixed and mobile personal Wi-Fi hotspots, mobile switching centers, as well as network management and deployment tools. A key feature of the xMax® system is the ability to leverage off-the-shelf commercial mobile devices (such as smartphones, laptops and tablets), resulting in reduced network infrastructure, maintenance and operational costs. The xMax® system will allow mobile operators to utilize free, unlicensed 902-928 MHz ISM band spectrum (available in most of the Americas) instead of having to purchase scarce licensed spectrum which can be prohibitively expensive. In addition, mobile network operators will be able to use xMax® cognitive radio technology to add additional capacity to licensed spectrum by identifying and utilizing unused bandwidth in those frequencies.

Our xMax® system is designed to utilize an advanced cognitive radio technology that incorporates OFDM and MIMO to increase interference tolerance, allow mobility, and improve resistance to fading. All xMax® products leverage an array of high-performance, low-cost digital signal processors (DSPs) that enable multidimensional signal processing that mitigates interference and dynamically optimizes available spectrum. xMax’s software defined radios (SDR) are designed to be inherently frequency-agile, which will allow network access points and user devices to automatically retune and operate on clearer channels within the band. This innovative signal processing will enable xMax® to deliver a licensed spectrum experience using unlicensed spectrum.

Below is a diagram that provides a high-level overview of the xMax® network architecture:

The product portfolio that we are creating by combining advanced computer processing power and novel wireless design means that a technology solution is becoming a viable alternative to past public and private spectrum acquisition policies. We employ a multifaceted cognitive radio approach that combines sophisticated interference mitigation capabilities with innovative dynamic spectrum access attributes. The former features MIMO smart antenna technologies. Employed in concert, these capabilities will help squeeze additional usable spectrum out of airwaves once considered unusable for advanced mobile communications.

xMod:

The xMax® xMod is a device that allows users of Wi-Fi-enabled smartphones, tablets, notebooks and other devices to access the Internet through the xMax® cognitive radio network. The xMod acts as a transparent protocol bridge that connects end user devices to the wide-area xMax® network using secure Wi-Fi links, USB or Ethernet cables. It supports not only fixed users but will also supports mobile users and has been designed to provide exceptional QoS (Quality of Service) and MoS (Mean Opinion Score) while supporting calls, texting (SMS) and broadband data streams over the xMax® network.

The xMod includes a Wi-Fi router chip that allows it to simultaneously support multiple external devices wirelessly. It will enable operators to deploy long-range xMax® networks that can integrate with the large installed base of Wi-Fi and Ethernet-capable devices. Subscribers will easily be able to install and set up an xMod to support any device having a Wi-Fi, USB or Ethernet connection. By incorporating xMax® radios and 2x4 MIMO technology, xMods can provide range and reliability that management believes is superior to Wi-Fi-based wide-area systems.

The xMod and xMax® system is designed to support nomadic and mobile connectivity (including high-speed handoffs) which will allow xMax® operators to offer on-the-go services that differ from those of fixed services, such as cable and DSL. It will be possible to deploy xMax® in fixed, mobile or nomadic configurations. When a planned later version of xMax® delivering higher data rates is deployed in a fixed manner rural telecommunications operators could recover the cost of the network via the Universal Service Fund (“USF”) subsidy mechanism. Recent regulatory reform has begun to transition USF support from telephone to broadband services. Because xMax® can carry both voice and data, we believe that xMax® is well suited for rural carriers to handle such a migration. As with all the components in the xMax® family of products, the xMod is designed to offer increased range, flexibility, throughput and reliability, while reducing network deployment and management costs. Management believes this will make xMax® an attractive solution for WISPs, mobile telecommunications operators and other service providers.

xAP:

The xMax® xAP is an all-IP wireless access point that will deliver wide area coverage and reliability even when there is significant interference. The xAP brings together innovative technologies including Software Defined Radio (SDR), cognitive networking and a 2x4 MIMO in a compact and affordable broadband access point. These capabilities will enable the xAP to deliver wide area coverage and broadband throughput for fixed, nomadic and mobile applications.

xMax® radios and 2x4 MIMO technologies give the xAP range and reliability surpassing Wi-Fi-based systems. The xAP (as well as all xMax® components) will support nomadic and fully mobile connectivity, including high-speed handoff that will allow xMax® operators to offer on-the-go services that differ from those of fixed services, such as cable and DSL. As part of the xMax® family of products, the xAP is designed to offer increased coverage, throughput and robustness while reducing network deployment and management costs, making it, we believe, an attractive solution for WISPs, mobile telecommunications operators and other service providers. When implemented, Self-Organizing Networking (SON) technology will simplify and speed deployment for commercial, private and tactical networks.

The xAP is a small, single channel device that will provide a data rate of up to 3 Mbps per channel and supports a range of 1 to 5 miles (non-line-of-sight) and up to 8 miles (line-of-sight), depending on conditions. The xMax® system is designed so that it will be possible to collocate multiple xAPs in order to increase system capacity. xAPs are GPS time-synchronized to avoid self-interference, which increases overall system capacity and load leveling. These features, along with deterministic Media Access Control (MAC) for high-quality voice calls, give the xMax® system improved scalability in real-world conditions.

Having numerous accessible channels will allow neighboring network nodes (made up of one or more xAPs) to utilize non-interfering channels automatically when employing the network self-planning features that are in our technology roadmap. This will allow the network to grow and scale more easily without the operator having to redesign the network RF plan each time a device moves, or when xAPs or users are added or removed from the network.

xMSC

The xMax® Mobile Switching Center (xMSC) is the backbone network element in the xMax® regional network. The xMSC bridges the delivery of the voice and data services, and manages all elements in the regional network (access points and xMods).

The xMSC acts as an aggregation point for the connected xAPs. It performs routing and security functions. The xMSC is typically connected to the Global Information Grid (GIG) and one or more VoIP soft switches.

xMonitor/xDrive:

These software tools provide integrated and comprehensive network and element management for the xMax® network, as well as mobile network throughput and coverage optimization.

xMonitor is a component of the xMSC that monitors the status and health of all xAPs, xMSC elements, and VoIP core elements. It provides end-to-end IP network management and monitoring services. xMonitor is a web-based application that will be installed at an operator’s Network Operation Center, enabling remote management of network status. The program runs as a live application that continuously collects data from the network, updating the aggregated information without user intervention. It can be programmed to display specific views around the clock — providing an at-a-glance heads-up display from which to survey the network.

xDrive is a drive mapping utility designed to gather, display and log performance statistics from the xMod. It will allow field technicians to map the coverage of a deployment of xAPs, as well as providing xMod to xAP to link statistics.

Competition

The wireless technology sector is intensely competitive and is rapidly evolving. Several vendors have researched and experimented with cognitive radios. This research predominately falls under the traditional industry defined use of a cognitive radio where cognitive capabilities are restricted to dynamic spectrum access (“DSA”) within the radio device. However, we believe that only a few vendors are undertaking development across all the key elements of cognitive technology: spectrum sensing, spectrum management, spectrum mobility, spectrum sharing, and spatial processing.

As an example, both Spectrum Bridge and Microsoft have developed a database approach to frequency reuse. This method was developed specifically to enable unlicensed broadband systems to coexist with existing TV transmitters in the TV White Spaces band.

We not only face competition from other companies developing cognitive radio solutions but we are also competing for sales to end-user customers with companies offering solutions utilizing other technologies for access to licensed and unlicensed spectrum, such as LTE and Wi-Fi.

In the cognitive radio market, our competitors include, Neul Ltd., Shared Spectrum Corporation and Adaptrum.

End-customers in the rural broadband market are being offered a choice of solutions based on alternative technologies, such as LTE and Wi-Fi. Global communications networking equipment vendors such as Ericsson, Huawei, Alcatel-Lucent and others are actively selling and deploying LTE and, to a lesser extent, WiMax equipment with rural telecommunications operators that own, or can lease, appropriate licensed spectrum frequencies. We also face competition for equipment sales with Ruckus Wireless, Ubiquiti Networks and Cambium Networks, which have also targeted markets for communications systems around the world similar to our target markets. Although these companies are vastly larger than we are, with significantly greater resources, we believe that we or our channel partners will need to convince end users to consider our offerings as a viable alternative to these larger companies if we are to succeed.

It is not uncommon for a single rural operator to deploy a mix of technologies (such as LTE and Wi-Fi) to address differing applications, spectrum holdings and economics across their market areas. As new technologies are introduced and spectrum availability and costs increase, we anticipate that rural telecommunications operators will continue to deploy a growing range of innovative solutions that deliver voice and data communications to their customers.

The main vendor in the public safety market is Motorola Solutions, which is a global player that holds a highly dominant market share in the U.S. of over 80% in public safety and government wireless networks.

In the defense market, there are several large and significant companies that provide wireless communications systems to U.S. and international military agencies, including Harris Corporation, ITT Industries, Raytheon, Boeing, Thales Communications and Lockheed Martin. It is common for one competitor to be a subcontractor to another competitor who is the prime contractor and vice versa as programs of record ramp up and ramp down over time.

A number of our current or potential competitors have long operating histories, significant brand recognition, large customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. As an emerging technology company, our brand is not as well known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features.

Competitive Positioning

Regulatory risk — we believe that our choice initially to develop our cognitive radio technology utilizing the unlicensed 902 – 928 band exposes us to less regulatory risk than companies building products upon newly available TV White Space frequencies. Whereas the 902 – 928MHz band has withstood multiple attempts to redefine the rules regarding its use, newer frequency bands such as TV White Spaces have yet to demonstrate their permanence. Specific initiatives to license off TV White Space frequencies for cellular carrier use are being promoted by licensed spectrum stakeholders. While our core technology can be adapted for operation upon such newly available frequencies once their staying power has been demonstrated, we believe that we are not subject to the same make-or-break dependency upon the availability of TV White Spaces as are most other cognitive radio product companies.

Mobility — we are specifically developing our product line to support mobility. We believe that mobility is an important differentiator with regard to our offering in the marketplace. Designed to do its own RF planning automatically by utilizing an extended range of non-interfering channels without manual intervention, xMax® will offer the ability to make the entire network infrastructure mobile, with xAP base stations able to move in relation to each other as well as to xMods and users. We believe this feature will be unique to xMax® and will address a major capability gap for defense, homeland security, and public safety agencies which all require “on the move” communications networks. These agencies currently have no equipment or capacity for this identified and urgently needed capability.

Supports both real-time VoIP and data sessions utilizing a single set of infrastructure — Most IP systems do not carry large numbers of simultaneous voice conversations. We have focused on designing a core technology that is capable of carrying both mass-scale voice and data sessions on the same network.

Interference mitigation — Whereas most efforts to date focus on interference avoidance, we have extended our core competency into the realm of interference mitigation. In a world where wireless demand is certain to result in more, not less, congested airwaves, we believe that our intellectual property that can help to ameliorate interference is a unique competitive advantage in the marketplace.

Strong engineering management team — We maintain a strong, product-driven, engineering team with a track record within the Ad-Hoc wireless networking domain with Motorola Mesh Networks.

No federal government unlimited use licenses — We have solely funded the development of our intellectual property, which is, accordingly, unencumbered by any federal government unlimited use licenses.

Strong Patent Portfolio — We maintain a strong intellectual property portfolio that presents a barrier to entry to other firms that may attempt to develop cognitive radio network technology.

We believe we compete favorably on these factors. However, our industry is evolving rapidly and is becoming increasingly competitive. Other developers could develop alternative wireless cognitive networks and other technologies that may adversely affect our ability to attract and retain customers. These competitors may include companies of which we may not be currently aware.

Sales and Marketing

Our strategy is to sell intellectual property, and the equipment in which our intellectual property is initially implemented, globally direct and through an indirect channel network that we will leverage in order to upscale our selling efforts without the significant cost of a large direct sales force. Our channel partners will utilize their own internal and external sales representatives to provide lead generation among their established customer base and beyond, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. In certain cases, service providers may also act as a channel partner for sales of our solutions to their existing customers or new enterprise accounts.

Our sales team currently is comprised of business development, relationship and account executives and a channel manager. This sales team is focused on supporting our current customers, as well as nurturing relationships with prospective customers in key domestic and international markets. Our relationship managers support the development of sales presentation materials and training of our channel partner sales personnel to assist them in marketing our services, either directly or indirectly to their customers. We also directly train and support selected key customers and technology providers in order to grow an active client base and solidify relationships. We are currently using the SalesLogix Customer Relationship Management (CRM) tool to manage our sales activity and manage these relationships.

We also have an exclusive relationship with one of the leading grant writing and funding specialist firms in the United States, Gilmore Tragus Strategies, LLC (“GTS”). GTS has written applications for, and their customers have been awarded, over $1 billion in local, state and federal funding initiatives over the past ten years. Having a partner like GTS gives our sales team and channel partners a competitive advantage by being able to assist customers with funding.

As of April 1, 2013, our business development, sales and marketing team consisted of eight full-time employees or contractors, supported by outside marketing professionals.

Customers

Although still at an early stage, we have begun to implement our sales and marketing strategy, both through direct sales to end-customers and indirect sales to channel network partners and we have entered into a number of equipment purchase, reseller and teaming agreements as a result. These customer engagements span our target markets in rural telecommunications and defense.

Purchase Agreements

The Company has announced that it has received purchase orders, for an estimated $19.5 million, from the following companies: Northeast Florida Communications (based in FL), Electra Telephone Company and

Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKan Dial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); Walnut Hill Telephone Company (based in Arkansas); TelAtlantic Wireless (based in Virginia); Assist Wireless (based in Texas) and Carolina Satellite Networks (based in Virginia). The orders, in aggregate, consist of $16.6 million for xMax® cognitive radio networking equipment, including xMax® wireless access points, xMSC mobile switching centers and xMod personal hotspots (capable of supporting existing smartphones, tablets and laptops) and an estimated $2.9 million for engineering services and other hardware.

Larry Townes, an incoming director of the Company is a substantial shareholder of these companies. Many of these orders are with Townes Tele-Communications which is the parent company of Northeast Florida Communications, Electra Telephone Company, Tatum Telephone Company, Choctaw Telephone Company, MoKan Dial Telephone Company, Haxtun Telephone Company and Walnut Hill Telephone. Therefore the entry by the Company into the equipment purchase agreements and engineering services agreements is considered to be related party transactions for an estimate of $7.4 million.

Reseller Agreements

Reseller agreements have been entered into with the following wireless solutions providers: PMC Associates (based in New Jersey), Communications Marketing Southeast (based in Georgia) and Mobile-One Communications (based in Florida). Together, they provide for purchase commitments over the three year term of the agreements of a minimum of an aggregate of $6.0 million of xMax® cognitive radio networking equipment. We have also entered into a reseller agreement with Telemedicine MM Systems (based in New York) to resell $2.5 million worth of xMax® mobile broadband equipment over the two year term of the agreement, and with Cornet Technology, Inc. (based in North Virginia) to resell $5.0 million worth of xMax® mobile broadband equipment over the three year term of the agreement, subject to placing purchase orders.

Teaming Agreements have also been entered into with Force 3, Inc. (“Force 3”), SAIC and CACI, Inc. The Force 3 teaming agreement was made in connection with the U.S. Army ITES-3H (Information Technology Enterprise Solutions-3 Hardware) contract awards process under which, if Force 3 is awarded the ITES-3H contract, xG’s xMax® cognitive radio solutions and services will be used to fulfill the cellular wireless component of the award. The teaming agreement with CACI provides for the joint preparation of a response to the Request for Proposal entitled Technical, Administrative, and Operation Support Services (TAOSS) (formerly known as CERDEC S&TCD effort) to be issued by the CERDEC Space and Terrestrial Communications Directorate and the allocation of work to be performed under any resulting prime contract.

In addition to the sales backlog of $7.4 million that was outstanding at December 31, 2012, the Company has added $12.1 million of additional sales orders from January 1, 2013 through April 1, 2013. At April 1, 2013 the total backlog of reseller agreements was $13.5 million and the total backlog of purchase orders was $19.5 million for a total of $33.0 million.

These agreements contain certain conditions to payment to us, including (depending on the agreement) FCC equipment authorization, delivery of equipment and services, acceptable performance of equipment, delivery of purchase orders and favorable customer financing. In the event that the systems that we deliver to these potential customers do not satisfy certain technical expectations or requirements of those customers, we will not receive any revenue from these purchase orders.

We anticipate being in a position to begin to fulfill orders from mid-2013 as we implement our technology into software and equipment with features specified to our customers, and our equipment has been certificated by the FCC. Revenues will be recognized over the respective lives of the agreements according to the delivery and transfer of ownership and risk of xMax® equipment and the provision of services.

Manufacturing and Suppliers

Our strategy is to retain contract manufacturers to manufacture, test, assure the quality of, and ship our products. We will primarily utilize contract manufacturers located in the United States to ensure proximity between the manufacturer and our design and development engineers and with the initial customers we anticipate winning.

Our internal manufacturing organization will consist of a small number of supply chain managers, employees and contractors who will supervise the manufacture of our products at contract manufacturer sites.

We will rely on our contract manufacturers, test engineers and our internal quality assurance resources to implement quality assurance programs designed to assure high product quality and reliability. Our plan is to pre-qualify for retention more than one contract manufacturer from time to time.

In the future, it is our strategy to focus on our core strengths, which are innovation and technology design and the development, creation and exploitation of our intellectual property. Accordingly, we ultimately plan to become a designer, developer and fabless supplier of xMax® integrated circuits and system software solutions for xMax® products where we would supply integrated circuits produced by third party manufacturing partners under license, software, reference designs, features, tools and technical support. We expect this transition to begin from 2015.

We rely on third party components and technology to build our products, and we procure components, subassemblies and products necessary for the manufacture of our products based upon our design, development and production needs. Once we have retained a contract manufacturer, they will be responsible for obtaining these components, subassemblies and products. While components and supplies are generally available from a variety of sources, we currently depend on a single or limited number of suppliers for several components for our products. We are using a single source digital signal processor that may be difficult to replace with an equivalent performance device. In the longer term, we are planning to adapt the xMax® system to run on multiple low cost platforms. We rely on purchase orders rather than long-term contracts with our suppliers. We do not currently stockpile enough components to mitigate any potential supply disruption if we are required to re-engineer our products to use alternative components.

Intellectual Property

Our business is significantly based on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we use to develop our technologies, solutions and products. We have developed a broad portfolio of intellectual property that covers wired and wireless communications systems. As of April 1, 2013, in the U.S., we have 43 patents granted, 16 patent applications pending, and 5 provisional applications pending. Internationally, we have 51 patents granted, 80 patent applications pending, and 12 Patent Cooperation Treaty (PCT) applications.

Areas of our development activities for xMax® and beyond that have culminated in filings and/or awarded patents include:

•	Spatial Processing (MIMO)
•	Self-Organizing Networks
•	RF Modulation
•	Compression (protocols, payload, signaling, etc.)
•	Modulators/Demodulators
•	Antennas/Shielding
•	Wired and Wireless Networks
•	Media Access Control Protocols
•	Interference Mitigation
•	Cognition enabling over the air protocols (MAC layer)
•	Wireless data compression
•	Dynamic Spectrum Access (DSA)
•	Quality of Service

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We also actively engage in monitoring activities with respect to infringing uses of our intellectual property by third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our products and other intellectual property. We typically own the copyright to our software code, as well as the brand or title name trademark under which our products are marketed. We pursue the registration of our domain names, trademarks, and service marks in the United States and in locations outside the United States. Our registered trademarks in the United States include “xG”, and “xMax®”, the names of our suite of products, among others.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our products are sold or distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business, thereby harming our operating results.

Companies in the mobile wireless communications technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We may face allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As our business grows, we will likely face more claims of infringement.

Government Regulations

Regulators’ Role in Spectrum

In the past, all radios were designed with the assumption that they were operating in a spectrum band that was free of interference. There was no requirement to design radios with the ability to dynamically change channels or change spectrum bands in response to interference. These radios required pristine, dedicated licensed spectrum to operate. This led to the FCC and other regulators worldwide licensing spectrum to a particular network operator, for example, cellular paging or wireless service provider so that interference would be carefully controlled. Because of this past legacy, significant blocks of spectrum were underutilized. Even in spectrum bands that might be considered to be highly utilized, valuable spectrum can sit idle in sparsely populated areas or at certain hours of the day when network use dramatically drops.

There are also applications such as paging that have fallen out of favor and contribute to this underutilization. Despite the dramatic drop in the use of pagers, a large amount of spectrum is still dedicated to this application. This regulatory policy has led to inefficient use of spectrum and consequently the declaration of a spectrum crisis. While regulators are continuing to allocate spectrum based upon this assumption that radios do not have the ability to share spectrum, they are now starting to embrace the concept of shared spectrum and the opportunistic use of spectrum enabled by cognitive radio networks.

Regulators are starting to ease the rules relative to the allocation and access of spectrum. A good example of this is the shared use of TV broadcast spectrum via the creation of TV White Spaces (TVWS) for wireless broadband. The FCC and other spectrum regulatory agencies like the UK’s Ofcom have begun the process to allow cognitive radios to use freed-up spectrum resulting from the transition from analog to digital TV broadcasts. For example, TV white space continues to gain momentum in the US and Europe with multiple deployments and trials being supported by some of the world's largest technology companies. Furthermore, a new group has been formed called AIR.U that is being funded by Microsoft, Google and others to utilize TV White Spaces to bring high-speed Internet services to rural campuses, schools and other institutions in the US. Similar initiatives are being undertaken in the UK with extensive trials being done in both urban and rural settings using TV White Spaces. In addition to two of the largest technology companies mentioned above, Nokia is also taking a leading role in the UK's TV White Space trials. While there have been rumors circulating that the FCC was somehow taking back TV White Spaces, there appears to be no actual indication of this taking place. In fact, the FCC appears to be approving more TV White Space database administrators as well as certifying additional radio platforms for operation in TV White Spaces. It is possible, nonetheless, that over time, TV White Spaces could be reclaimed by Congress or the FCC and re-auctioned for licensed use. However, that is a risk any unlicensed spectrum faces and has never actually occurred in the US. Other countries globally are also seriously considering creating their own TV white space allocations. These countries include Canada, Brazil and the EU.

Operators and consumers are able to use available unlicensed spectrum bands for the delivery of new applications and inexpensive broadband capacity. An example of this is the data offload efforts of some carriers that use 802.11 Wi-Fi (in the 2.4 and 5.8 GHz unlicensed bands) in densely populated areas where their 3G network is congested. This allows carriers to continue supporting mobile voice and data services over their licensed spectrum, while data that can be consumed at a fixed location (airport, coffee shop, office, etc.) is forced over an unlicensed Wi-Fi link. However, the popularity of Wi-Fi and other devices that use these frequencies has resulted in crowded and noisy spectrum that not only has to support the carriers’ smartphone data, but all other applications from other devices in that band as well. The interference in these bands affects the capacity and efficiency of this spectrum for conventional radios. However, where conventional radios see “walls of interference”, cognitive radios can uncover “windows of opportunity” and recover up to 85% of the total unused bandwidth in these frequencies.

The FCC’s Part 15 rules that govern use of the 902 – 928MHz ISM band and other unlicensed spectrum bands are well established and are considered responsible for creating an environment where technology and innovation has flourished. They are recognized as having helped create an industry that has generated tens of thousands of high technology jobs, added billions of dollars to the United States economy, and brought the benefits of a wide variety of convenient, economical communications devices to business, industry, education, health care providers and consumers alike. While there have been some attempts to challenge them, they have always been reaffirmed and we have every reason to believe they will remain so.

Even during the recent debates over spectrum policy, there have been no suggestions put forth by the FCC, the Congress or industry to repurpose the ISM unlicensed band to a licensed one that could be auctioned off. The reallocation of a band that is in active use by so many devices would be prohibitively disruptive. Given the long history and widespread use of the ISM band for such a wide array of communications, we feel very confident that it will remain open to use by technologies such as xMax® for the foreseeable future.

While devices operating upon unlicensed bands do not require FCC licensing, they are not unregulated and must meet the Federal Code of Regulation (CFR) FCC Part 15, which is a common testing standard for most electronic equipment. FCC Part 15 covers the regulations under which an intentional, unintentional, or incidental radiator that can be operated without an individual license. FCC Part 15 covers as well the technical specifications, administrative requirements and other conditions relating to the marketing of FCC Part 15 devices.

In order to reduce regulatory risk and gain familiarity with the requirements we elected to obtain FCC equipment authorization on some of its pre-commercial prototype xMax® devices. FCC authorized testing laboratories were used to make measurements to ensure that the prototype equipment complied with the appropriate technical standards. Although not required unless specifically requested, we submitted a sample unit and representative data to the Commissions demonstrating compliance. Multiple briefings were also scheduled with the FCC Chief of the Office of Engineering Technology (OET) and staff, which is responsible for Equipment Certifications in an effort to inform them of our design approaches and objectives. While our commercial xMax® product offering will again require equipment authorization prior to sales, we believe that we are well positioned to meet such regulatory requirements, both from our prior experience certifying its prototype equipment and the fact that our engineering management team has specific prior experience obtaining FCC equipment authorization for other unlicensed devices.

Underserved and underpenetrated markets.  Wireless networks are emerging as an attractive alternative for addressing both the broadband access needs of underserved and underpenetrated markets and for offering a host of other services and solutions. According to a forecast by Gartner, fixed network household broadband penetration rates for 2009 and 2010 in emerging countries were a fifth of the broadband penetration in developed countries, whereas the aggregate number of households in emerging countries was approximately four times the aggregate number of households in developed countries. We believe this is due to the lack of an established network infrastructure and the high initial deployment costs of wired networks. Gartner also estimates that fixed network household broadband penetration in emerging markets will increase from 10% in 2008 to 19% in 2013. We believe this estimate understates the global penetration rates that could be achieved if carrier class wireless solutions were broadly available at a fraction of the established market costs.

Limitation of existing solutions.  Existing wireless networking technologies such as standard 802.11 based Wi-Fi, WiMAX and LTE have been designed to satisfy the increasing demand for broadband access and support mobility. According to a Gartner forecast in May 2011, aggregate end-user spending on wireless networking equipment for Enterprise WLAN, wireless broadband access, and LTE solutions, are expected to grow from $5.2 billion in 2010 to $22.5 billion in 2015, representing a CAGR of 34%. However, these existing alternative networking solutions often fail to meet the price-performance requirements of wireless networking in emerging markets, which in turn has led to low penetration and large populations of unaddressed users in these areas. As a result, there is a strong need for cost-effective solutions to deliver wireless networking solutions to consumers and enterprises in underserved and underpenetrated markets. These solutions must be robust and provide service equivalent to that of alternative wired and wireless solutions while simultaneously meeting the economic objectives of network operators and service providers in these markets.

Increasing use of the unlicensed spectrum.  Private industry in underserved and underpenetrated markets worldwide has responded to the lack of wired infrastructure by deploying wireless networks utilizing unlicensed RF spectrum. These network operators and service providers often cannot afford the capital outlay to acquire licenses for the licensed RF spectrum and have consequently designed their wireless networks for the unlicensed RF spectrum. In the absence of affordable broadband access in the licensed spectrum, the number of users of the unlicensed RF spectrum has increased for communications equipment, as well as consumer devices such as cordless phones, baby monitors and microwave ovens. As a result of high demand for the unlicensed RF spectrum, use of this spectrum to provide high quality wireless networking has become more challenging and congestion is limiting the growth of wireless networks.

Government incentives for broadband access.  Governments around the world are increasingly taking both regulatory and financial steps to expand access to broadband networks and increase availability of advanced broadband services to consumers and businesses. For example, in many countries, including the United States, the responsible regulatory agencies have released the spectrum previously used for broadcast TV, known as the TV White Space, to relieve some of the congestion. The United States and other countries have adopted stimulus plans to increase the delivery of robust broadband access in unserved and underserved areas. The World Bank has reported that 12 countries and the EU have committed an aggregate of $122.4 billion in broadband stimulus funds to date.

Employees

As of April 1, 2013, we employed 65 full-time equivalent employees, contractors or consultants, which included 45 in development, 5 officers, 5 in general and administrative, 3 in business development, 2 in operations and 5 in sales and marketing. As of that date, we had 64 full-time equivalent employees, contractors or consultants, based in the United States. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union or is a party to a collective bargaining agreement. We believe that we have good relations with our employees.

Properties

Our corporate headquarters and marketing and business development office are located in Sarasota, Florida, in an office consisting of a total of 3,403 square feet. This office is made available to us under the MBC management contract. For our research and development, engineering, sales and support personnel we also have an office in Sunrise, Fort Lauderdale, Florida consisting of 12,832 square feet pursuant to a lease that expires on May 11, 2016.

We believe our current facilities are sufficient for our current needs and will be adequate, or that suitable additional or substitute space will be available on commercially reasonable terms, for the foreseeable future.

Legal Proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Future litigation may be necessary to defend ourselves and our customers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights.

As of April 1, 2013, the Company does not have any litigation matters pending.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of all of the directors and executive officers of the Company and the positions they hold as of the date hereof.

Name	Age	Position
Richard L. Mooers	49	Executive Chairman of the Board and Director
John C. Coleman	59	Chief Executive Officer, Chief Operating Officer and Director
Roger G. Branton*	45	Chief Financial Officer, Secretary and Director
Joseph Bobier	53	Chief Technology Officer
James Woodyatt*	45	President and Director
Gary Cuccio**	66	Director
Kenneth Hoffman**	56	Director
George F. Schmitt	69	Director
Raymond M. Sidney**	43	Director
Palmi Sigmarsson*	51	Director
Mats Wennberg*	54	Director
Larry C. Townes**	63	Director

*	It is intended that these named directors will resign as directors upon the effectiveness of this Registration Statement.
**	It is intended that these named persons, who will meet the requirements of “independence” under the pertinent NASDAQ rules, will be appointed as directors upon the effectiveness of this Registration Statement.

Richard L. Mooers, Executive Chairman of the Board and Executive Director

Richard Mooers has been involved in telecommunications activities for over 20 years and has significant expertise in accounting, risk management, and controls. For the past 10 years he has served in a variety of positions with our company since its founding in August, 2002. Mr. Mooers has served as our Executive Chairman and a director of the board since inception. He also serves as Chairman and Director of MBTH a company he co-founded with Roger Branton and George Schmitt in 2010. Richard graduated summa cum laude from the University of Maine, with a Bachelor of Science degree in business administration in 1985. He remains one of the major investors in the Company. Mr. Mooers will resign as Executive Chairman upon the effective date of this Registration Statement.

Mr. Mooers was selected to serve on our board based on his extensive experience with technology and telecommunications companies, including as a founder, executive and investor.

John C. Coleman, Chief Executive Officer, Chief Operating Officer and Executive Director

Mr. Coleman brings to us 34 years of combined experience in expeditionary operations from both government service and the private sector. Since June 2010, he has served as the Chief Executive Officer and Chief Operating Officer of the Company. From January 2009 to June 2012, he was the Chief Executive Officer of Joint Command and Control Consulting (JC3), a consulting services firm he founded that is focused on the development, integration, and delivery of mature and emerging technologies in support of expeditionary operations, particularly as related to command, control, and communications. In conjunction with its strategic partners, JC3 provides C4ISR-related systems, service, training, and support to expeditionary responders, both civil and military. He also served as a Vice-President of Hunter Defense Technology, a position he held from July 2006 to December 2008. In the thirty years preceding private sector employment, Mr. Coleman served the United States as a U.S. Marine Officer. Defining the character of his service upon retirement, Mr. Coleman was awarded the nation’s Distinguished Service Medal, an honor very rarely and only under exceptional circumstance bestowed to Marines below the rank of General Officer. He retired from the U.S. Marine Corp as a Colonel. He possesses top secret clearance which gives him access to several of our major markets. Currently, Mr. Coleman serves as a member of the board of xG.

Mr. Coleman was selected to serve on our board based on his extensive experience in the military and his top secret clearance, which are critical elements of our Company’s ability to conduct business with the segments of the government and Homeland Security that we have targeted.

Roger G. Branton, Chief Financial Officer, Secretary and Executive Director

For the past 10 years he has served in a variety of positions with our company since its founding in August, 2002. Mr. Branton currently and has served as our Chief Financial Officer and Director since inception. He also serves in similar capacities at MBTH, a company he co-founded with Richard Mooers and George Schmitt in 2010. He graduated from West Chester University in Pennsylvania with a Bachelor of Science degree in accounting. He trained as a certified public accountant in 1989. Mr. Branton will resign as a Director upon the effective date of this Registration Statement.

Mr. Branton was selected to serve on our board based on his extensive experience in finance and telecommunications companies, including as a founder, executive and investor.

Joseph Bobier, Chief Technology Officer

Together with Richard Mooers and Roger Branton, Joseph Bobier co-founded xG Technology, Inc. in August, 2002. Mr. Bobier has served as our Chief Technology Officer since inception. He invented much of xG's core technology, and holds several additional patents for wireless technology. Joe continues to advance the technology through patent filings. He received his initial training in the US Navy where he was schooled in advanced electronics and satellite communications. He qualified for and earned the highest licensing designation recognized by the FCC. He holds several US and foreign patents for electronic designs in the area of photovoltaics.

Mr. Bobier has lectured for organizations including NASA and British Petroleum in the areas of photovoltaic power systems, electronic power conversion and telemetry systems.

James Woodyatt, President and Executive Director

Mr. Woodyatt has served as our President since April 20, 2012 and as a director of the Company since January 2007. He also served as our Deputy Chief Executive Officer from June 2007 to April 20, 2012, at which time James assumed the President title. From February 2006 until October 2011, James served as President of Veegoo Holding SA, a company he co-founded in 2006 and as a Managing Director of Veegoo Capital Services SA, a group which is active in business advisory and private equity. Mr. Woodyatt will resign as a Director upon the effective date of this Registration Statement.

Mr. Woodyatt was selected to serve on our board based on his extensive experience in the finance and capital market industries.

Gary Cuccio, Director

Mr. Cuccio has agreed to serve as a director commencing upon the effective date of this Registration Statement. Gary Cuccio has over 35 years of broad operating experience in wireless, software, engineering, operations, sales and marketing. Mr. Cuccio currently serves as Chairman of Openet Telecom Ltd. Based in Dublin, Ireland, Openet Telecom is a venture-backed software company providing IP mediation to leading Telco’s on a global basis. Mr. Cuccio also serves on the board of mBlox as the chairman of its audit committee. mBlox is a venture-backed startup providing a service bureau for SMS messages in the wireless space. Headquartered in London and Sunnyvale, CA, mBlox operates in Europe, the U.S. and Asia. Previously, Mr. Cuccio was CEO of ATG, a CLEC based in California, Oregon, and Washington. Prior to ATG, Mr. Cuccio was CEO of LHS group (Nasdaq: LHSG), a Telco billing software supplier. LHS was acquired by Sema, a French software company, in Q3, 2000 for $6.8BB. Mr. Cuccio was also COO of Omnipoint, a PCS mobile wireless carrier. Mr. Cuccio’s experience also includes several positions held at Airtouch, most notably Vice President of Operations for Europe, Vice President, Asia and President of Airtouch Paging. The company was merged with Vodafone in 1999. He has also served as chairman of the board and audit committee chairman of privately held companies and has helped sell and merge several public and privately held companies. Mr. Cuccio started his career with 27+ years at Pacific Tel in Operations, Engineering, Customer Service and Sales & Marketing, ending his tenure there as VP / General Manager.

Mr. Cuccio received his AMP from Harvard University, his MBA from St. Mary’s College and his BA in Political Science from California State University Los Angeles.

Mr. Cuccio was selected to serve on our board based on his 45 years of experience with technology and communications companies as well as his financial and audit committee background. Mr. Cuccio qualifies as an “audit committee financial expert” within the meaning of the SEC regulations.

Kenneth Hoffman, Director

Mr. Hoffman has agreed to serve as a director commencing upon the effective date of this Registration Statement. Mr. Hoffman joined the Company in August 2010 as an advisor. Ken Hoffman is Vice President of Regulatory Affairs for Florida Power & Light Company, the rate-regulated subsidiary of NextEra Energy, Inc. (NYSE: NEE), one of the nation’s leading electricity-related services companies. He is responsible for providing assistance in the management and oversight of FPL’s regulatory activities before state regulators and the State Legislature on energy matters. Mr. Hoffman joined FPL in 2008 after a successful career in private law practice specializing in the representation of public utilities and telecommunications companies before the Florida Public Service Commission, the Florida Legislature and the Florida courts. He has over 25 years’ experience representing various types of telecommunications carriers including wireless before regulatory and legislative bodies. His expertise in regulatory proceedings in Florida will be helpful as we grow and face potential regulatory actions. Prior to joining FPL, he was a shareholder at Rutledge Ecenia Purnell & Hoffman, PA, in Tallahassee, Florida for 14 years.

Mr. Hoffman was selected to serve on our board based on his extensive experience in the utility industry, a key industry segment to utilize our products and services.

George F. Schmitt, Director

Mr. Schmitt has over 40 years of broad telecom experience in wireless and wireline companies and has built wireless networks in a dozen countries. He is a major investor in xG Technology through his holdings in MBTH and is currently serving a member of our board, having joined in March 2011. Mr. Schmitt has agreed to serve as our Executive Chairman upon the effective date of this Registration Statement. He also serves as the Chief Executive Officer of MBTH, a position he has held since December 2010. Mr. Schmitt currently sits on the board of directors of Kentrox and Calient. Mr. Schmitt previously served as a director of TeleAtlas, Objective Systems Integrators, Omnipoint and LHS Group. Mr. Schmitt is a principal of Sierra Sunset II, LLC and serves as a Trustee of St. Mary’s College. Previously, Mr. Schmitt was CEO and a director of Espire Communications which filed Chapter 11 bankruptcy 10 years ago. In addition, Mr. Schmitt has served as a director of many privately held companies including Voice Objects, Knowledge Adventure, Jungo and Cybergate, among others. Mr. Schmitt has also served as Financial Vice President of Pacific Telesis and chaired the Audit Committees of Objective Systems Integrations and TeleATLAS. Mr. Schmitt received an M.S. in Management from Stanford University, where he was a Sloan Fellow, and a B.A. in Political Science from Saint Mary’s College.

Mr. Schmitt was selected to serve on our board based on his extensive experience with technology and networking companies and broad experience in the telecommunications industry and his status as a significant investor in our company.

Raymond M. Sidney, Director

Dr. Sidney has agreed to serve as a director commencing upon the effective date of this Registration Statement. Dr. Sidney has established several real estate investment ventures and been involved with a number of companies, including Covia Labs, Hemedex, Edison2 and Commuter Cars as an investor, board member or advisor. He also serves on the Vision Circle of the X PRIZE Foundation. Prior to this, Dr. Sidney was the second software engineer hired at Google, Inc. Previously, Dr. Sidney had worked as a security expert and software engineer at RSA Labs and D.E. Shaw & Co., among other companies. He provided the implementation expertise for RC6, RSA's candidate cipher for NIST's quest for AES, a successor to the Data Encryption Standard. Dr. Sidney attended Caltech and Harvard, and he received a bachelor’s degree in mathematics from Harvard in 1991. He then entered the graduate program in mathematics at MIT, where he specialized in cryptography and received a PhD in 1995. His higher mathematics knowledge will be helpful to our development team. Dr. Sidney’s business experience includes running and investing in startups through his venture capital company, Big George Ventures. In addition, he is active in many educational and environmental undertakings in the Lake Tahoe area.

Mr. Sidney was selected to serve on our board based on his extensive experience with technology companies and broad experience in the venture capital industry.

Palmi Sigmarsson, Director

Palmi has been a licensed securities broker since 1989. For the last 20 years, he has been working as an investment advisor to several pension funds high net worth private investors and large corporations in Scandinavia. Palmi graduated from the University of Iceland in 1986 with a master’s degree in business administration. From 1987 to 1990 Palmi served as head of an institutional securities brokerage at Iceland Investment Corporation, which was the first listed securities company in Iceland. From 1991 to 1995, Palmi was the managing director of Reykjavik Securities (Handsal hf.), a licensed securities company. From 1991 to 1993, Palmi was also appointed as a representative of Icelandic securities companies to a committee formed by the Icelandic securities industry, tasked with reviewing the Icelandic securities law. He also headed two privatization projects for the Icelandic government. He moved on to work at Spectra Kapitalforvaltning AB, a licensed securities company, from 1996 until 2004, where he headed the Icelandic branch of the company. He currently runs his own advisor company, PS Consulting ehf, which focuses on providing advice to both private and corporate professional investors. Palmi serves on the xG Technology, Inc. Board of Directors' Audit and Remuneration Committees. Mr. Sigmarsson will resign as a Director upon the effective date of this Registration Statement.

Mr. Sigmarsson was selected to serve on our board due to his knowledge of the European financial community and industry.

Larry C. Townes, Director

Mr. Townes has agreed to serve as a director commencing upon the effective date of this Registration Statement. He also currently serves as the Chief Executive Officer of Townes Tele-Communications, Inc., a position he has held since 1981. At Townes Tele-Communications, a holding company with widely diversified business interests, Mr. Townes directs the operations as Chairman of the board. These interests include eight incumbent rural telephone companies operating in seven states, wireless operations which include cellular radio service, petroleum exploration and production, and agricultural operations and related riparian rights in northern Texas. In addition, he has been active as a board member and investor in MB Technology Holdings, LLC. He is the owner of a bank in Arkansas and Texas. Mr. Townes also serves on the boards of a number of other privately held companies. He has relevant experience in business undertakings around the world.

Mr. Townes was selected to serve on our board based on his extensive experience with technology and networking companies and broad experience in the telecommunications industry.

Mats Wennberg, Director

Mr. Wennberg has served as a director of the Company since 2004 and also served as our Chief Executive Officer from January 2004 to September 2005. At present, he serves as Chief Executive Officer of Wennberg Consulting AB, a management services company which he founded in 2002. In addition, he serves as the managing director of Wennberg Industries AB, a company which has invested in a number of early stage software focused companies. Mr. Wennberg will resign as a Director upon the effective date of this Registration Statement.

Mr. Wennberg was selected to serve on our board due to his knowledge of the European financial community and industry.

On April 20, 2012, our board of directors voted to increase the number of directors fixed by the board from 7 to 12.

Board Composition and Committees and Director Independence

Our board of directors currently consists of seven members: Richard L. Mooers, John C. Coleman, Roger G. Branton, James Woodyatt, George F. Schmitt, Palmi Sigmarsson and Mats Wennberg. Richard L. Mooers,

George F. Schmitt and John C. Coleman, will serve until our next annual meeting and until their successors are duly elected and qualified, while the other directors will resign from the board and Gary Cuccio, Kenneth Hoffman, Larry C. Townes and Ray Sidney will be appointed to the board upon the effectiveness of the Registration Statement of which this prospectus forms a part, in order to comply with Rule 5602 of the Nasdaq Stock Market Rules regarding the independence of the members of the board of directors.

In making the determination of whether a member of the board is independent, our board considers, among other things, transactions and relationships between each director and his immediate family and the Company, including those reported under the caption “Related Party Transactions”. The purpose of this review is to determine whether any such relationships or transactions are material and, therefore, inconsistent with a determination that the directors are independent. On the basis of such review and its understanding of such relationships and transactions, our board affirmatively determined that Gary Cuccio, Kenneth Hoffman, Larry C. Townes and Ray Sidney, who will collectively comprise the majority of our board upon effectiveness of this Registration Statement, are “independent” directors, as that term is defined in the Nasdaq Stock Market Rules.

Board Committees

Upon effectiveness of this Registration Statement, our board of directors will establish a new audit committee and a compensation committee and a governance and nominations committee. Each committee will have its own charter, which will be available on our website at www.xgtechnology.com. Information contained on our website is not incorporated herein by reference. Each of the board committees has the composition and responsibilities described below.

Audit Committee

Upon the effectiveness of this Registration Statement, we will have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act of 1934, as amended (the Exchange Act”). The members of our Audit Committee will, upon effectiveness of this Registration Statement, be Gary Cuccio, Ken Hoffman and Larry Townes. Each of these Committee members is “independent” within the meaning of Rule 10A-3 under the Exchange Act and the NASDAQ Stock Market Rules. Our board has determined that Gary Cuccio shall serve as the “audit committee financial expert”, as such term is defined in Item 407(d)(5) of Regulation S-K. Gary Cuccio currently serves as Chairman of the Audit Committee of mBlox, Inc. and Openet Telecom Ltd. In the past he also served on the Audit Committee of Objective Systems Integration, Inc. and Affinity Internet, Inc. Gary Cuccio will serve as Chairman of our Audit Committee.

The Audit Committee oversees our accounting and financial reporting processes and oversees the audit of our financial statements and the effectiveness of our internal control over financial reporting. The specific functions of this Committee include:

•	selecting and recommending to our board of directors the appointment of an independent registered public accounting firm and overseeing the engagement of such firm;
•	approving the fees to be paid to the independent registered public accounting firm;
•	helping to ensure the independence of our independent registered public accounting firm;
•	overseeing the integrity of our financial statements;
•	preparing an audit committee report as required by the SEC to be included in our annual proxy statement;
•	reviewing major changes to our auditing and accounting principles and practices as suggested by our company’s independent registered public accounting firm, internal auditors (if any) or management;
•	reviewing and approving all related party transactions; and
•	overseeing our compliance with legal and regulatory requirements.

Compensation Committee

Upon the effectiveness of this Registration Statement, the members of our Compensation Committee will be Gary Cuccio, Ken Hoffman and Ray Sidney and Larry Townes. Each such member is “independent” within the meaning of the NASDAQ Stock Market Rules. In addition, each member of our Compensation Committee qualifies as a “non-employee director” under Rule 16b-3 of the Exchange Act. Our Compensation Committee assists the board of directors in the discharge of its responsibilities relating to the compensation of the board of directors and our executive officers. Larry Townes will serve as Chairman of our Compensation Committee.

The Committee’s compensation-related responsibilities include:

•	assisting our board of directors in developing and evaluating potential candidates for executive positions and overseeing the development of executive succession plans;
•	reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for our chief executive officer;
•	reviewing, approving and recommending to our board of directors on an annual basis the evaluation process and compensation structure for our other executive officers;
•	providing oversight of management’s decisions concerning the performance and compensation of other company officers, employees, consultants and advisors;
•	reviewing our incentive compensation and other stock-based plans and recommending changes in such plans to our board of directors as needed, and exercising all the authority of our board of directors with respect to the administration of such plans;
•	reviewing and recommending to our board of directors the compensation of independent directors, including incentive and equity-based compensation; and
•	selecting, retaining and terminating such compensation consultants, outside counsel and other advisors as it deems necessary or appropriate.

Governance and Nominations Committee

Upon the effectiveness of this Registration Statement, the members of our Governance and Nominations Committee will be Gary Cuccio, Ken Hoffman, Ray Sidney and Larry Townes,. Each such member is “independent” within the meaning of the NASDAQ Stock Market Rules. The purpose of the Governance and Nominations Committee is to recommend to the board nominees for election as directors and persons to be elected to fill any vacancies on the board, develop and recommend a set of corporate governance principles and oversee the performance of the board. Ken Hoffman will serve as chairman of our Governance and Nominations Committee.

The Committee’s responsibilities include:

•	Selecting director nominees. The governance and nominations committee recommends to the board of directors nominees for election as directors at any meeting of stockholders and nominees to fill vacancies on the board. The governance and nominations committee would consider candidates proposed by stockholders and will apply the same criteria and follow substantially the same process in considering such candidates as it does when considering other candidates. The governance and nominations committee may adopt, in its discretion, separate procedures regarding director candidates proposed by our stockholders. Director recommendations by stockholders must be in writing, include a resume of the candidate's business and personal background and include a signed consent that the candidate would be willing to be considered as a nominee to the board and, if elected, would serve. Such recommendation must be sent to the Company's Secretary at the Company's executive offices. When it seeks nominees for directors, our governance and nominations committee takes into account a variety of factors including (a) ensuring that the board, as a whole, is diverse and consists of individuals with various and relevant career experience, relevant technical skills, industry knowledge and experience, financial expertise (including expertise that could qualify a director as a “financial expert”, as that term is defined by the rules of the SEC), local or community ties and (b) minimum individual qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought and an ability to work collegially. The Company is of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, contributing to the ability of the board of directors to work as a collective body, while giving the Company the benefit of the familiarity and insight into the Company’s affairs that its directors have accumulated during their tenure. Accordingly, the process of the governance and nominations committee for identifying nominees reflects the Company’s practice of re-nominating incumbent directors who continue to satisfy the committee’s criteria for membership on the board of directors, whom the committee believes continue to make important contributions to the board of directors and who consent to continue their service on the board of directors. The board has not adopted a formal policy with respect to its consideration of diversity and does not follow any ratio or formula to determine the appropriate mix; rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service. The governance and nominations committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by stockholders;
•	Reviewing requisite skills and criteria for new board members and board composition. The governance and nominations committee reviews with the entire board of directors, on an annual basis, the requisite skills and criteria for board candidates and the composition of the board as a whole;
•	Hiring of search firms to identify director nominees. The governance and nominations committee has the authority to retain search firms to assist in identifying board candidates, approve the terms of the search firm's engagement, and cause the Company to pay the engaged search firm's engagement fee;
•	Selection of committee members. The governance and nominations committee recommends to the board of directors on an annual basis the directors to be appointed to each committee of the board of directors;
•	Evaluation of the board of directors. The governance and nominations committee will oversee an annual self-evaluation of the board of directors and its committees to determine whether it and its committees are functioning effectively;
•	Evaluation of the board of directors. The governance and nominations committee will oversee an annual self-evaluation of the board of directors and its committees to determine whether it and its committees are functioning effectively; and
•	Development of Corporate Governance Guidelines. The governance and nominations committee will develop and recommend to the board a set of corporate governance guidelines applicable to the Company.

The governance and nominations committee may delegate any of its responsibilities to subcommittees as it deems appropriate. The governance and nominations committee is authorized to retain independent legal and other advisors, and conduct or authorize investigations into any matter within the scope of its duties.

Code of Ethics

Our board of directors has adopted a Code of Business Ethics and Conduct (the “Code of Conduct”) which constitutes a “code of ethics” as defined by applicable SEC rules and a “code of conduct” as defined by applicable NASDAQ rules. We require all employees, directors and officers, including our principal executive officer and principal financial officer to adhere to the Code of Conduct in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that these individuals avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity. The Code of Conduct contains additional provisions that apply specifically to our Chief Executive Officer, Chief Financial Officer and other finance department personnel with respect to accurate reporting. The Code of Conduct is available on our website at www.xgtechnology.com. The Company will post any amendments to the Code of Conduct, as well as any waivers that are required to be disclosed by the rules of the SEC on such website. Information contained on our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

EXECUTIVE COMPENSATION

The compensation provided to our “named executive officers” for 2012 is set forth in detail in the 2012 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made for compensation in respect of 2012 for each of our named executive officers.

Our named executive officers for 2012 who appear in the 2012 Summary Compensation Table are:

Richard L. Mooers	Executive Chairman and Director
John C. Coleman	Chief Executive Officer, Chief Operating Officer and Director
Roger G. Branton	Chief Financial Officer, Secretary and Director
James Woodyatt	President and Director
Joe Bobier	Chief Technology Officer

Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to, our Executive Chairman, Chief Executive Officer, Chief Financial Officer and our two other most highly compensated executive officers during 2012 and 2011. We refer to these individuals in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Cash Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Richard L. Mooers Executive Chairman	2011	357,500	0	80,440	0	9,250	447,190
	2012	357,500	0	71,500	0	18,809	447,809
John C. Coleman Chief Executive Officer	2011	250,000	0	58,050	216,500	47,300	571,850
	2012	250,000	0	50,000		44,707	344,707
Roger G. Branton Chief Financial Officer	2011	275,000	0	62,280	0	6,600	343,880
	2012	275,000	0	55,000	0	10,780	340,780
James Woodyatt President	2011	165,000	0	37,125	75,880	1,550	279,555
	2012	165,000	0	33,000	0	1,729	199,729
Joe Bobier Chief Technology Officer	2011	275,000	0	61,875	54,200	4,700	395,775
	2012	275,000	0	55,000	0	10,979	340,979

(1)	Amounts represent corporate performance-related bonuses to be paid in cash or stock subject to board approval.
(2)	Amounts relate to grants of stock options made under the 2009 Stock Incentive Plan. With respect to each stock option grant, the amounts disclosed generally reflect the grant date fair value computed in accordance with FASB ASC Topic 718 “Stock Compensation”.
(3)	Includes employer-paid insurance and, for Mr. Coleman, a housing allowance.

Corporate Performance Bonus

In 2011, we established a corporate performance bonus matrix for eligible employees and contractors based on the achievement of certain milestones, including timely completion of engineering projects, adherence to operating budgets, and revenue produced by each vertical market.

The milestones were weighted according to importance for the current year as determined by the CEO and CFO. Eligible employees and contractors had the ability to earn up to 200% of their base compensation. The end of year evaluation of performance is made at the company level and not on the level of each individual. Bonuses may be paid in cash or in shares, at the discretion of the directors.

Specifically, for 2011, the Company incented engineering personnel for timely completion of engineering projects, which was weighted at 35%. Executive officers were incented to raise new capital based on a matrix, which was weighted at 30%. Business development and sales personnel were incented to obtain revenue produced by particular vertical market, which was weighted at 35%. For 2011, a 22.5% (of salary) corporate performance bonus was awarded related to an additional capital raise and the revenue achieved with the military vertical.

Specifically, for 2012, the Company incented engineering personnel to complete a full demo-mobile system and the production of commercial equipment by the end of the third quarter, which was weighted at 50%. Executive officers were incented to control spending by adherence to operating budgets, which was weighted at 20%. Business development and sales personnel were incented to reach a pre-determined level of revenue by vertical market, which was weighted at 30%. For 2012, a 20% (of salary) corporate performance bonus was awarded to all executive officers, employees and eligible contractors of the Company for controlling spending and adherence to operating budgets.

The bonuses awarded for 2011 and 2012 are allocated to general & administrative and development expenses.

Philosophy

We operate in a new and rapidly evolving industry sector. To succeed in this environment, we must continually refine our strategy, continue development of our technologies, successfully commercialize our technologies and sell our products and expand our international operations. To achieve these objectives, we need to attract and retain a highly talented team of engineering, sales and marketing, business development and administrative professionals. We also expect our team to possess and demonstrate strong leadership and management capabilities.

Objectives

We believe in providing a total compensation package to our executive team through a combination of base salary, discretionary bonuses, and grants under our long-term equity incentive compensation plan and our executive compensation programs are designed to achieve the following objectives:

•	attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;
•	motivate these executive officers to achieve our business objectives;
•	promote teamwork while also recognizing the role each executive plays in our success; and
•	align the interests of our executive officers and stockholders.

Design

We believe that making equity awards a key component of executive compensation aligns the interests of our executive team with the long-term interests of our stockholders.

As our company has grown, so has our need to secure executive talent. To do so, we have determined that it is increasingly necessary to offer significant cash compensation as well as equity compensation. We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or short-term or long-term compensation, as a result of factors described below. We will continue to evaluate our philosophy, objectives and design as circumstances require. At a minimum, we expect to review executive compensation annually.

Compensation-Setting Process

Role of Our Compensation Committee

During 2012, our Compensation Committee was responsible, together with our board of directors, for overseeing our executive compensation program, establishing our executive compensation philosophy and programs, and determining specific executive compensation, including cash and equity. During 2012, the members of our Compensation Committee were Mats Wennberg, George Schmitt and Palmi Sigmarsson. Upon effectiveness of this Registration Statement, the members of our Compensation Committee will be Gary Cuccio, Ken Hoffman and Ray Sidney and Larry Townes, with Mr. Townes serving as Chairman. Unless otherwise stated, the discussion and analysis below is based on decisions by the Compensation Committee.

During 2012, our Compensation Committee considered one or more of the following factors when setting executive compensation, as further explained in the discussions of each compensation element below:

•	the experiences and individual knowledge of the members of our board of directors regarding executive compensation, as we believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;
•	individual negotiations with executive officers, particularly in connection with their initial compensation package, as these executive officers have generally been leaving meaningful compensation opportunities at their prior employers in order to work for us;
•	the recommendations of our Executive Chairman;
•	corporate and/or individual performance, as we believe this encourages our executive officers to focus on achieving our business objectives;
•	the executive’s existing equity award and stock holdings;
•	internal pay equity of the compensation paid to one executive officer as compared to another — that is, that the compensation paid to each executive should reflect the importance of his or her role to the company as compared to the roles of the other executive officers, while at the same time providing a certain amount of parity to promote teamwork; and
•	the potential dilutive effect of new equity awards on our stockholders.

With our transition to being a company listed on NASDAQ, our compensation program following this offering may, over time, vary significantly from our historical practices. For example, we expect that following this offering, in setting executive compensation, the compensation committee may review and consider, in addition to the items above, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our common stock and compensation levels at public peer companies.

Role of Board and Management

In setting compensation for 2012, our Executive Chairman worked closely with members of our board, particularly Messrs. Schmitt and Branton, in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed), determining bonus payments and establishing new hire packages. Our finance department works with our Chairman to gather financial and operational data that the Chairman reviews in making his recommendations. Our Chief Financial Officer currently serves on the board and presents information and answers questions. No executive officer participated directly in the final determinations regarding the amount of any component of his or her own compensation package.

Executive Compensation Program Components

Base Salary

We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty when having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a company for whose shares there has been limited liquidity to date. The board of directors recognizes the importance of base salaries as an element of compensation that helps to attract highly qualified executive talent.

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us and reflect the scope of their anticipated responsibilities, the individual experience they bring, the board members’ experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints, and a general sense of internal pay equity among our executive officers.

The board does not apply specific formulas in determining base salary increases. In determining base salaries for 2012 for our continuing named executive officers, no adjustments were made to the base salaries of any of our named executive officers as the board or compensation committee determined, in their independent judgment and without reliance on any survey data, that existing base salaries, taken together with other elements of compensation, provided sufficient fixed compensation for retention purposes.

Cash Bonuses or Bonuses Paid in Shares

Prior to this offering, our employees, including our executive officers, have been eligible to earn discretionary performance bonuses based on individual performance. The amount of individual bonus earned was determined in a subjective manner, without specific weightings or a formula.

In 2012, we set targets for the award of corporate performance-related bonuses, expressed as a percentage of base salary, for our employees, including our executive officers. The overall corporate performance of the Company, as evaluated by our board, was with reference to specific pre-established corporate goals, and was the critical factor for determining corporate performance-related bonuses. Each participant could earn an annual bonus of up to 100% of his earned base salary, which our board felt was an appropriate percentage given such payment can be paid in stock or cash at the board’s discretion.

For our 2012 bonus program, our Chief Executive Officer established, in consultation with the board, objectives and key results, for officers and senior management which also applies to all employees of the Company.

No corporate performance-related bonus payouts were made in cash in 2012, although an aggregate of $1.3 million has been accrued from 2012 and $1.4 million from 2011, which is expected to be paid in shares.

Equity Compensation

As a majority-held company, we have historically used options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent and aligned our executive team’s contributions with the long-term interests of the company and our stockholders. We grant stock options with an exercise price not less than the fair market value of our common stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant and the date of vesting. Typically, stock options granted to our executive officers vest over three years.

In addition, our board has approved certain executive grants of options containing accelerated vesting provisions upon an involuntary termination (both termination without cause and resignation for good reason) as well as upon certain material change in control transactions. Our board believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allow us to attract and retain highly qualified executive officers. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on closing a transaction that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “— Potential Payments Upon Termination or Change in Control.”

In determining the form, size and material terms of executive equity awards, our board customarily considered, among other things, individual negotiations with the executive officers at their time of hire, the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, internal pay equity as among our executive officers, notable performance accomplishments, adjustments to duties and the retention implications of existing grants.

Our board of directors made the grants to our executive officers set forth below. In determining the size of the equity grants, our board generally considered the CEO’s recommendations, the executive officer’s existing equity award holdings (including the unvested portion of such awards), internal pay equity, our retention and incentive goals, and, as applicable, negotiations with the executive at the time of his hiring. In particular, the board awarded the following options:

Name	Exercise price per share	Date of grant	Date from which exercisable (vest over three years)	Expiry date	Number of options
John Coleman	$8.75	April 14, 2011	April 14, 2012	April 14, 2021	28,571
James Woodyatt	$7.87	April 14, 2011	April 14, 2012	April 14, 2021	10,000
Joseph Bobier	$7.87	April 14, 2011	April 14, 2012	April 14, 2021	7,142
Post-Employment Compensation

In hiring our executive officers, we recognized that many of our desired candidates were leaving the security of employment with more mature companies where they had existing severance and change of control compensation rights. Accordingly, we sought to develop compensation packages that could attract qualified candidates to fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure. We believe these equity acceleration provisions will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company and a potential for the termination of their employment.

All of our executive officers are employees-at-will except our chief executive officer, John Coleman who has a three year employment agreement. For a summary of the material terms and conditions of this employment agreement, see “Employment Agreements”.

Employee Benefits

We provide standard health, dental, vision, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees.

We provide certain temporary living expenses to the Chief Executive Officer recognizing that such costs were critical to our ability to attract this individual to join us.

Equity Granting Policies

•	We encourage our named executive officers to hold a significant equity interest in our company, but have not set specific ownership guidelines.
•	While our board of directors has delegated authority to our compensation committee to grant equity awards to executive officers, all equity awards previously granted to our executive officers have been granted by our full board of directors.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table presents information regarding outstanding options held by our named executive officers as of December 31, 2012:

	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration date
Richard Mooers(1)	30,714	—		19.25	January 2, 2015
	78,571	—		70.00	January 19, 2016
Total	109,285	—
John Coleman	1,428	—		8.75	March 8, 2020
	9,523	4,761	(3)	7.00	June 16, 2020
	9,523	19,047	(4)	8.75	April 14, 2021
Total	20,474	23,808
Roger Branton(2)	30,714	—		19.25	January 2, 2015
	78,571	—		70.00	January 19, 2016
Total	109,285	—
James Woodyatt	21,428	—		192.50	January 10, 2017
	3,333	6,666	(5)	7.88	April 14, 2021
Total	24,761	6,666
Joseph Bobier	28,571	—		9.45	March 1, 2014
	2,857	—		70.00	January 19, 2016
	2,380	4,761	(6)	7.88	April 14, 2021
Total	33,808	4,761

(1)	Held by family entities or trusts for the benefit of the children of Richard Mooers and his wife.
(2)	Held by trusts and entities for the benefit of Roger Branton, his wife and minor children.
(3)	These options vest on June 16, 2013.
(4)	9.523 of these options vest on April 14, 2013 and 9,524 options on April 14, 2014.
(5)	3,333 of these options vest on April 14, 2013 and on April 14, 2014.
(6)	2,380 of these options vest on April 14, 2013 and 2,381 options on April 14, 2014.
Management-Non-Employee Director Compensation

Current Directors 2012 Compensation

The table below summarizes the compensation earned by non-employee directors for the fiscal year ended December 31, 2012.

Name	Salary ($)	Cash Bonus ($)	Stock Awards ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Mats Wennberg	0	0	0		0	0	0
Palmi Sigmarsson	0	0	0		0	0	0
George Schmitt	0	0	30,000	(1)	0	0	30,000

(1)	The aggregate number of stock awards outstanding at December 31, 2012 is 1,993 shares and is related to the corporate performance bonuses to be paid in cash or stock subject to board approval.

Outstanding Equity Awards at Fiscal Year-End 2012 — Incoming Directors upon Effective Date

The new incoming directors have received stock option awards of 14,285 at a strike price of $15.75 each. These options were granted during 2012 and are accounted for as non-employee options to consultants for services provided during 2012 through 2015. The incoming directors upon effective date include Larry Townes, Gary Cuccio, Ken Hoffman and Ray Sidney. The Company does not presently pay a cash fee for serving on the board; however, the Company does reimburse non-employee directors for reasonable expenses incurred to attend board meetings.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to executive officers (other than the chief financial officer) to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation”, as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our board is mindful of the benefit to us of the full deductibility of compensation, our board believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. We have not adopted a policy that requires that all compensation be deductible. We intend to continue to compensate our executive officers in a manner consistent with the best interests of the company and our stockholders.

Taxation of “Parachute” Payments and Deferred Compensation

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2011, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement.

Accounting Treatment

The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs, so that we can ensure that our compensation programs are reasonable and in the best interests of our stockholders. Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables above, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Recovery Policies

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

Compensation Risk Assessment

In connection with this offering, our board of directors expects to review the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our material plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

John Coleman is covered by an employment agreement that calls for potential payments upon Termination or Change in Control, see summary section below.

Employment Agreements

The Company has an employment agreement with its CEO, John Coleman, for a term of three years. Mr. Coleman’s agreement was effective on August 1, 2011. It provides that he will receive a salary of no less than $250,000 per year, subject to annual increases as determined by the Board. In addition, he is entitled to incentive compensation not to exceed two (2) times his base salary. The incentive compensation is payable in shares of common stock at the Company’s discretion. He is also entitled to participate in all other benefits that the Company may provide to other senior executives. The agreement contains a non-compete and non-solicitation provision. Mr. Coleman’s employment agreement is included as an exhibit to this registration statement.

Employee Stock Incentive Plans

The Directors believe that it is important that directors and key personnel are appropriately motivated and rewarded and accordingly the Company has introduced various stock plans respectively entitled the xG Technology, Inc. 2004, 2005, 2006, 2007 and 2009 Stock Incentive Plans in which qualifying employees, directors and other individuals are eligible to participate. As at the date of this document, options in respect of 961,571 Common Shares have been initially granted, of which 93,805 have been exercised and 197,577 have been forfeited, which leaves 670,189 yet to be exercised. 381,428 are held by the directors and the balance by current and former employees and consultants. The Company will not issue any additional options/shares under the 2004, 2005, 2006, 2007 and 2009 Stock Incentive Plans. Instead, the Company will adopt the 2013 Stock Incentive Plan which will provide for the issuance of options/shares equal to 15% of the total outstanding shares after the offering, less the 670,189 shares that have already been issued under the former plans. The 15% calculation shall be made on the first trading day of a new fiscal year.

The purpose of the 2013 Plan is to provide additional incentive to those officers, employees, consultants and non-employee directors of the Company and its parents, subsidiaries and affiliates whose contributions are essential to the growth and success of the Company’s business. The 2013 Plan may be administered by the board or a board-appointed committee.

Eligible recipients of option awards are employees, officers, consultants or directors (including non-employee directors) of the Company or of any parent, subsidiary or affiliate of the Company. The board has the authority to grant to any eligible recipient any options, restricted stock or other awards valued in whole or in part by reference to, or otherwise based on, our common shares.

The provisions of each option granted need not be the same with respect to each option recipient. Option recipients shall enter into award agreements with us, in such form as the board shall determine.

(i)	Exercise price: The per share exercise price of shares purchasable under an option shall be determined by the board in its sole discretion at the time of grant.
(ii)	Option term: The term of each option shall be fixed by the board but no option shall be exercisable more than ten years after the date of grant.
(iii)	Exercisability: Options shall be exercisable at such time or times and subject to such terms and conditions as the board shall determine. Options may be exercised in whole or in part by the option recipient providing written notice along with the full purchase price, which purchase price may be payable in cash, pursuant to cashless exercise procedures approved by the board, or with unrestricted common shares owned by the option recipient for at least six months prior to the date of exercise, or any combination of the foregoing.
(iv)	Restrictions: Options are not transferable other than by will or the laws of descent and distribution and shall be exercisable during the option recipient’s lifetime only by the option recipient. Except as otherwise provided in an award agreement, if an option recipient’s employment with, or service as a director of, the Company or any parent, subsidiary or affiliate terminates for any reason other than death or disability, options granted to such recipient that are exercisable at the time of termination shall remain exercisable for a period of not less than 90 days (one year in the case of termination by reason of death or disability), on which date they shall expire, and if not exercisable at the time of such termination shall expire on the date of such termination.
(v)	Non-employee director stock options: The exercise price per common share of the Company purchasable pursuant to an option granted to a non-employee director shall be the fair market value of such share on the date of grant. Such option shall be exercisable as the board shall determine and shall expire ten years after the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, the following is a description of transactions to which we were a participant or will be a participant to, in which:

•	the amounts involved exceeded or will exceed the lesser of 1% of our total assets or $120,000; and
•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Issuance of Common Stock Warrants

On April 14, 2011, Mats Wennberg, a non-executive director was awarded a warrant to subscribe at $7.87 per share for 14,285 common shares in consideration for payment of a premium of $26,000.

Stock Options

We have granted stock options to our executive officers and certain of our directors. For a description of these options, see the section titled “Executive Compensation — Outstanding Equity Awards at Fiscal Year-End 2012” and “— Management — Non-Employee Director Compensation.”

Convertible Shareholder Loans from MBTH

We have entered into four convertible shareholder loans with MBTH. As described below, the first two convertible shareholder loans with MBTH have been refinanced and have ceased to be outstanding and the third and fourth convertible shareholder loans with MBTH have been converted into shares of our common stock.

On July 6, 2010, we entered into a convertible promissory note (the “$1.5 million Convertible Note”) whereby we borrowed principal advances in the amount of $1.5 million from MBTH, a related party, with a maturity date of January 7, 2012. The $1.5 million Convertible Note was repayable at maturity or, in the event of an equity fund raising prior to maturity, convertible, at MBTH’s option, into new shares at a price per share equivalent to the price paid by investors in such a capital raise. The note bore interest at a rate of 8% per year and was payable at maturity. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets.

On October 8, 2010, we entered into a convertible promissory note (the “$3.5 million Convertible Note”) whereby we borrowed principal advances in the amount of $3.5 million from MBTH. The $3.5 million Convertible Note was payable at final maturity, April 7, 2012, on earlier demand of MBTH or, in the event of an equity fund raising prior to maturity or demand, convertible, at MBTH's option, into new shares at a price per share equivalent to the price paid by investors in such a capital raise, subject to a minimum of $8.75 per share and a maximum of $11.90 per share. Until maturity of the promissory note, MBTH had the right, at its option, to invest up to $10,000,000 in the Company (in addition to this and any other loans to us) at the then prevailing market price, with such investment subject to a minimum conversion price of $8.75 per new share and a maximum price of $11.90 per new share, in order to complete our then contemplated capital raise. If MBTH exercised this funding entitlement, we granted to MBTH options to subscribe new shares exercisable within the five year period after the grant date as follows: options to subscribe 285,714 shares at the exercise price of $17.50 per share and options to subscribe for an additional 285,714 shares at the exercise price of $35.00 per share. Interest was payable at maturity at the rate of 8% per annum. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets.

On February 8, 2011, the outstanding principal balance of $5.0 million under the $1.5 million Convertible Note and $3.5 million Convertible Note and all accrued interest and fees of $500,000 were refinanced through the February 2011 Convertible Note issued to MBTH and the $1.5 million Convertible Note and the $3.5 million Convertible Note ceased to be outstanding. Under the February 2011 Convertible Note, we borrowed principal advances in the amount of up to $10 million with a maturity date of August 7, 2012, or earlier upon demand. Interest under the February 2011 Convertible Note was payable at maturity at the rate of 8% per annum, compounded monthly. Additionally, a facility fee of 2% was payable by us at maturity. The loan facility was secured against substantially all of our assets. The February 2011 Convertible Note was payable at maturity or earlier demand of MBTH and was convertible, at MBTH’s option, into shares at a price of: $8.75 per share provided that shareholders not affiliated or acting in concert with MBTH who hold the requisite majority of voting rights consented to the waiver of the mandatory take-over provisions of the Company’s Amended and Restated Certificate of Incorporation or, failing which, $3.50 per share subject to MBTH making a take-over offer of $3.50 per share to the holders of our shares not held by MBTH. On March 10, 2011, the waiver specified in the financing arrangement was received and the conversion price was fixed at $8.75. On June 23, 2011, MBTH exercised its conversion rights under the February 2011 Convertible Note to convert the principal balance of $10 million into new shares at $8.75 per each new share. Accordingly, we issued 1,142,857 new shares to MBTH.

In connection with the February 2011 Convertible Note, we issued MBTH options to subscribe for 285,714 new shares at an exercise price of $17.50 per share and an additional 285,714 new shares at an exercise price of $35.00 per share subject to the grant not triggering the Company’s mandatory take-over provisions. The exercise prices were modified on January 16, 2013, see Modification of existing agreements and issuance of bridge financing below. The options are exercisable for a period of five years following the grant. We recorded a debt discount of approximately $1.9 million for the value ascribed to the options issued in connection with the February 2011 Convertible Note using the following Black-Scholes inputs:

	February 8, 2011
Number of shares underlying the Options	285,714	285,714
Exercise price	$17.50	$35.00
Volatility	151%	151%
Risk-free interest rate	2.39%	2.39%
Expected dividend yield	0%	0%
Expected term (years)	5	5

The accretive interest recorded for the year ended December 31, 2011 is approximately $0.5 million. Upon conversion of the February 2011 Convertible Note, we recorded the remaining debt discount of approximately $1.5 million against additional paid in capital in accordance with GAAP.

On May 19, 2011, we entered into a convertible promissory note (as modified by agreement on January 16, 2013, the “May 2011 Convertible Note”) whereby MBTH agreed to make available to us at its sole and absolute discretion principal advances in the amount of up to $15 million (subject to increase by mutual agreement). The loan is payable on final maturity, May 19, 2016, or earlier demand, and is convertible, at MBTH’s option, into our shares at a price of $26.25 per share. Interest is payable semi-annually in cash or shares, at our option, at the rate of 8% per year. Additionally, a facility fee of 2% is payable by us at maturity. The loan facility is secured against substantially all of our assets. On January 16, 2013, a committee of the independent (non-MBTH affiliated) directors decided that, subject to the Company having sufficient authorized capital, the conversion price of the principal advanced under the May 2011 Convertible Loan will be decreased from $26.25 to $13.30 per share (or any other such price as may be approved by the board before conversion having regard to the issue price per common share of any future equity financing of the Company by a third party) (the “Modified Strike Price”) and, in addition, the Company will issue to MBTH an additional 142,857 common shares upon the exercise in full of its conversion rights, termination of the May 2011 Convertible Loan and the discharge of all MBTH’s collateral over the Company’s assets. On March 12, 2013, MBTH exercised its conversion rights under the May 2011 Convertible Note to convert the principal balance of $15 million into new shares at $13.30 per each new share. Accordingly, we issued, effective March 26, 2013, 1,127,819 new shares to MBTH. In addition, upon termination of the May 2011 Convertible Note and the discharge of all MBTH’s collateral over the Company’s assets 142,857 additional new shares was issued to MBTH.

Shareholder loan interest conversion

On August 15, 2011, it was agreed between us and MBTH that $1,561,163 of interest and fees due as of July 31, 2011 under the February 2011 Convertible Note and the May 2011 Convertible Note would be paid in our shares at a conversion price of $14.00 per share. Accordingly, we issued to MBTH 111,511 of our shares.

Assumption of liabilities by MBTH

Effective July 1, 2011, we entered into an informal agreement with MBTH whereby MBTH assumed certain of our liabilities totaling $3.0 million, including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ended June 30, 2012. In consideration for this agreement, we issued 342,857 new shares to MBTH on June 23, 2011 at a price of $8.75 per share. As of December 31, 2011, $0.96 million of liabilities assumed and $0.54 million of costs paid to vendors during 2011 by MBTH were recorded together with the remaining balance of $1.5 million for assumption of future liabilities as due from a related party under current assets. During 2012, MBTH assumed $1.5 million in liabilities and the balance due from a related party as of December 31, 2012 was zero. On July 1, 2012 the agreement with MBTH to assume liabilities expired. Subsequent to the assumption of liability agreement and through April 1, 2013, MBTH paid additional liabilities on behalf of the Company amounting to $1.9 million.

Modification of existing agreements and issuance of bridge financing

Under a subscription agreement and convertible promissory note between the Company and MBTH dated January 16, 2013, MBTH committed to advance to the Company $5 million as part of a new convertible bridge loan for up to an aggregate of $10 million. The Bridge Loan is to refinance principal advances by MBTH under the May 2011 Shareholder Loan in excess of $15 million, all accrued interest and fees under the May 2011 Shareholder Loan and for general corporate purposes including; additional working capital and product development. The Bridge Loan is for a term of one year and is convertible, at each loan note holder’s option, into common shares at any time prior to final maturity at 95% of the price of any future equity financing completed by us (including this public offering). Interest is payable at 20% per annum, semi-annually in cash or shares, at the option of each loan note holder. The Bridge Loan may be prepaid in whole (or in part), subject to payment of a minimum of six months’ interest if prepaid within the first six months. We may redeem 50% of the Bridge Loan without prepayment penalty by forcing a conversion into shares, provided that the shares are marginable and freely tradable on a liquid exchange, and provided further that, if such forced conversion is effected within six months from the date of the Bridge Loan, then we shall pay six month’s interest on the unpaid and unconverted principal balance of the Bridge Loan immediately before such forced conversion (such interest being payable in cash or shares, at the option of each loan note holder). For every $350 of principal amount of Bridge Loan advanced by MBTH, the loan note holder will be issued one warrant to subscribe one share at a subscription price of $0.35 per share. The warrants are exercisable for a period of five years from issuance. We agreed to pay an origination fee of 5% to note holders. As of April 1, 2013, $6.2 million of principal balance was outstanding under the Bridge Loan. The origination fee of 5% was due five business days after closing as defined in the Bridge Loan which has not been paid as of April 1, 2013.

Wishing to strengthen our balance sheet by inducing MBTH to convert the May 2011 Shareholder Loan early into equity and remove the collateral currently held by MBTH over our assets, a committee of the independent (i.e., non-MBTH affiliated) directors decided by agreement between the Company and MBTH on January 16, 2013 that, subject to the Company having sufficient authorized capital, the conversion price of the principal advanced under the May 2011 Shareholder Loan will be decreased from $26.25 to $13.30 per common share (or any other such price as may be approved by our board before conversion having regard to the issue price per share of any future equity financing of us by a third party) (the “Modified Strike Price”) and, in addition, the Company will issue to MBTH an additional 142,857 common shares upon the exercise in full of its conversion rights, termination of the May 2011 Shareholder Loan and the discharge of all MBTH’s collateral over the Company’s assets.

On March 12, 2013, MBTH exercised its conversion rights under the May 2011 Convertible Note to convert the principal balance of $15 million into new shares at $13.30 per each new share. Accordingly, we issued, effective March 26, 2013, 1,127,819 new shares to MBTH. In addition, upon termination of the May 2011 Convertible Note and the discharge of all MBTH’s collateral over the Company’s assets 142,857 additional new shares was issued to MBTH.

We have also agreed to compensate MBTH for certain funding and other costs assumed by MBTH by the issue of common shares at the Modified Strike Price, for the difference between the interest rate of 8% that we paid to MBTH under the May 2011 Shareholder Loan and the interest rate of 9.5% that MBTH pays to its investors for monies raised by MBTH to fund advances by MBTH to us under the May 2011 Shareholder Loan. 16,474 shares of common stock will also be issued to MBTH in payment of the differential of the interest rates.

We have agreed to grant MBTH a warrant to subscribe for up to 42,857 common shares (the “42,857 Warrant”) at a subscription price of $0.35 per share. The 42,857 warrant is contingent upon shareholders of MBTH electing to exercise a warrant issued to them by MBTH (the “MBTH Warrant”) in xG Technology, Inc. common shares. If the MBTH shareholders elect not to exercise the MBTH Warrant or they elect to exercise a portion or all of the MBTH Warrant into shares of MBTH, a proportionate number of common shares under the 42,857 Warrant will be issued to MBTH. The MBTH Warrants were granted by MBTH, on the basis of one warrant for every $350 invested in MBTH, to investors in MBTH of funds for MBTH to lend on to the Company under the May 2011 Shareholder Loan.

On January 16, 2013, as part of the negotiations to induce MBTH to convert the May 2011 Shareholder Loan, the exercise price of the options for 571,428 common shares granted to MBTH under the February 2011 Convertible Loan with MBTH was reduced from $17.50 in respect of an option for 285,714 common shares and from $35.00 in respect of an option for 285,714 common shares, to the Modified Strike Price.

In addition on January 16, 2013, we agreed to award MBTH a 3%. cash success fee if MBTH arranges additional financing for us by a third party (other than the Bridge Loan) or arranges a merger, consolidation or sale by us of substantially all of our assets to a third party. In consideration for ongoing strategic and commercial advisory services provided by MBTH to us, we have agreed to award MBTH an option for 142,857 common shares with an exercise price equal to $8.75 per share.

Mooers Branton & Co., Incorporated

On March 2, 2006, we entered into a management agreement with Mooers Branton & Co. Incorporated (MBC), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to us for a monthly fee of $80,000. The management agreement was effective January 1, 2006 and the liability to pay the fee was assumed for twelve months by MBTH on July 1, 2011. MBC is beneficially controlled and operated by Rick Mooers and Roger Branton.

Pursuant to the management agreement, MBC will provide services to us, which will include, but are not limited to, financial advice, strategic and financial planning, capital structure analysis and planning, and business development. In addition, MBC will provide certain office facilities, telephone and back-office administration as well as the services of a full-time office manager and administrator with other part-time assistance from time to time.

We incurred fees related to the management agreement of $960,000 in the year ended December 31, 2012, and $960,000 for the year ended December 31, 2011, of which $0 was outstanding at December 31, 2012. These fees to MBC were separate to the compensation received by Rick Mooers and Roger Branton as officers of the Company (See “Business-Executive Compensation”).

Treco International S.A.

On April 5, 2011, we entered into a settlement agreement with Treco, whereby the original infrastructure agreement between us and Treco was terminated and we regained the right to retain all of the benefits of future sales of network infrastructure equipment in the United States. Under the settlement agreement, all receivables payable by Treco were forgiven and became no longer due and payable. Furthermore, we agreed to issue to Treco 64,285 shares of our common stock.

On October 6, 2011, we entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco, a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into our shares at a price of $35.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at our option. As of December 31, 2012, $2 million of principal balance was outstanding under the $2 million Convertible Note. By way of payment of interest that accrued and was due, on May 2, 2012, we issued to Treco 4,472 common shares by way of payment of interest that accrued and was due and, on October 8, 2012, we issued to Treco 5,714 common shares.

As of April 1, 2013, Treco had a 9.14% shareholding in xG.

Subsidiaries of Townes Tele-Communications, Inc. (“Townes Tele-Communications”)

On September 4, 2012, we entered into an Equipment Purchase Agreement and an Engineering Services Agreement with Northeast Florida Telephone Company, Inc. (“NEFCOM”), a MacClenny, Florida-based provider of local phone, long distance, Internet services and telephone equipment that is a wholly-owned subsidiary of Townes Tele-Communications. The purchase consisted of $2.4 million for xMax® cognitive radio networking equipment, including xMax® wireless access points, an xMSC mobile switching center, and xMod personal hotspots, and an estimated $0.9 million for engineering services. Under the terms of the order, we will be paid upon the delivery of xMax® equipment to NEFCOM, following FCC authorization of the RF devices. The purchase agreement is conditioned upon NEFCOM having obtained favorable financing, such favorable financing to be determined at NEFCOM’s sole discretion.

Similarly, on November, 15, 2012, we entered into Equipment Purchase Agreements and Engineering Services Agreements under substantially the same terms with the following other wholly-owned subsidiaries of Townes Tele-Communications: Electra Telephone Company and Tatum Telephone Company (both based in Texas); Choctaw Telephone Company and MoKanDial Telephone Company (both based in Kansas); Haxtun Telephone Company (based in Colorado); and Walnut Hill Telephone Company (based in Arkansas) The purchases consisted in aggregate of $2.0 million for the purchase of xMax® cognitive radio networking equipment and an estimated $2.1 million for engineering services and other hardware.

Given that Larry Townes is a director and shareholder of MBTH and will be appointed to our board effective upon this registration statement becoming effective, and he is also a substantial shareholder of Townes Tele-Communications, the entering into the equipment purchase agreements and engineering services agreements described above by us are considered to be related party transactions.

Wennberg Industries AB

The Company had a consulting agreement with Wennberg Industries AB (“WIAB”), a company wholly owned by Mats Wennberg, one of our current directors. During each of the years ended December 31, 2012 and 2011, the Company incurred consulting fees of $0 and $40,000, respectively, of which $5,000 was outstanding at December 31, 2011. The consulting agreement was terminated effective January 31, 2012.

Other than as described above under this section “Related Person Transactions,” since January 1, 2012, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed the lesser of 1% of our total assets or $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

We have not adopted a policy or set of procedures relating to the approval of transactions with related persons. Following the closing of this initial public offering, our Audit Committee will consider and approve or disapprove any related person transaction as required by NASDAQ regulations.

Policy on Future Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Business Conduct and our Related Party Transaction Policies and Procedures.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of April 1, 2013, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of April 1, 2013. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 7,311,476 shares of our common stock issued and outstanding as of April 1, 2013.

Common stock subject to stock options currently exercisable or exercisable within 60 days of April 1, 2013, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o xG Technology, Inc., 240 S. Pineapple Avenue, Suite 701, Sarasota, Florida 34236.

	Voting Rights held Prior to this Offering(1)		Percentage of Shares Beneficially Owned
Name of Beneficial Owner:	Shares	%
5% Stockholders:
MBTH	5,307,855	66.14	66.14
Treco	667,945	9.14	9.14
ELL 232 ehf	428,571	5.86	5.86
Named Executive Officers and Directors:
Richard L. Mooers(2)(8)	5,433,140	66.79	68.55
John C. Coleman	30,000	0.41	0.41
Roger G. Branton(3)(8)	5,431,426	66.77	68.53
James Woodyatt	32,180	0.44	0.44
Joe Bobier(4)	179,761	2.45	0.00
Mats Wennberg(5)	150,088	2.04	2.04
George F. Schmitt(6)	5,315,998	66.22	66.22
Palmi Sigmarsson(7)	507,478	6.90	6.90
All executive officers and directors as a group (8 persons):	6,450,076	76.47	76.47

(1)	Of shares issued and outstanding and including in relation to each person, options that are currently exercisable or exercisable within 60 days of April 1, 2013 by that person
(2)	Richard Mooers holds no direct or indirect legal interest in common shares in the Company but family entities or trusts for the benefit of his and his wife’s children hold 80% of the issued share capital of MB Merchant Group, LLC (“MBMG”) and Mooers Branton & Company (“MBC”). As of April 1, 2013, MBMG has a 74.46 percentage ownership interest in MBTH, which is the beneficial owner of 5,307,855 shares. MBMG also controls the voting rights attached to 143,571 common shares held by Joseph Bobier, having acquired those rights from him. In addition, 1,714 shares are owned directly by the children of Richard Mooers and MBC owns 14,285 shares and family entities or trusts for the benefit of the children of Richard Mooers and his wife hold 109,285 share options.
(3)	Roger Branton holds no common shares directly but has indirect interests in the Company through trusts and entities for the benefit of himself, his wife and minor children which hold 20% of the issued share capital of MBMG and MBC. As of April 1, 2013, MBMG has a 74.46 percentage ownership interest in MBTH, which is the beneficial owner of 5,307,855 shares. MBMG also controls the voting rights attached to 143,571 common shares held by Joseph Bobier, having acquired those rights from him. In addition, MBC owns 14,285 shares and trusts and entities for the benefit of Roger Branton, his wife and minor children hold 109,285 share options.
(4)	Joseph Bobier has transferred to MBMG the voting rights attached to the 143,571 shares held by him.
(5)	Mats Wennberg has a direct beneficial interest in 8,744 shares in the Company. He also has a beneficial interest in 91,344 shares in the Company through his wholly owned company, Wennberg Industries AB.
(6)	In addition to the 6,714 shares held directly by him, as of April 1, 2013 George Schmitt has a direct 6.11% ownership interest in MBTH, which is the beneficial owner of 5,307,855 shares. In addition, George Schmitt, through his employment agreement as CEO of MBTH, has been granted an option to purchase MBTH shares sufficient to give George Schmitt five percent (5%) of the equity ownership of MBTH shares and its subsidiaries, based on MBTH’s total capitalization as of the date of execution of his employment agreement with MBTH and fully diluted to incorporate all shares issued and amounts paid in the exercise of such options.
(7)	The Company has been notified that Palmi Sigmarsson is beneficially interested in a total of 462,240 Shares, comprising 428,571 shares held by ELL 232 ehf (a company the shares in which the Company has been notified that Palmi Sigmarsson has a 35.7 percentage beneficial interest and a 74.3 percentage interest in the voting rights, by virtue of shareholders’ agreements) and 33,669 Shares held in his own name.
(8)	Prior to the Company becoming a public entity, MBMG incurred a debt to a private individual of $837,000. This individual holds the option to convert such debt at any time into 23,914 shares in the Company, such conversion to be satisfied by MBMG transferring existing xG shares to the individual. Likewise, MBMG has the option to extinguish the debt in its entirety with 23,914 shares in the Company. Both of these options remain in full force and effect until such time as either party exercises their option.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus forms a part. The descriptions of the common stock reflect changes to our capital structure that will be in effect upon the closing of this offering.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for one class of common stock.

Upon the closing of this offering, our authorized capital stock will consist of 300,000,000 shares of common stock, with a par value of $0.00001 per share and 25,000,000 shares of Series A preferred stock. As of April 1, 2013, we had outstanding 7,311,476 shares of common stock.

Common Stock

Reverse Stock Split

Effective March 25, 2013, we amended our certificate of incorporation to increase our authorized common stock from 250,000,000 shares to 300,000,000 shares. At that time, we also reduced our par value per common share from $0.01 to $0.00001.

On March 24, 2013, we effected a 1-for-25 reverse stock split and on March 28, 2013 we effected a 1-for-1.4 reverse stock split. Upon the effectiveness of the first reverse stock split, every 25 shares of outstanding common stock decreased to one share of common stock. Similarly, the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-25 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. Upon the effectiveness of the second reverse stock split, every 1.4 shares of outstanding common stock decreased to one share of common stock and the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-1.4 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. The purpose of the second reverse split was to provide for a cumulative or aggregate reverse split of 1-for-35 taking into account both reverse stock splits.

Unless otherwise indicated, all references to share numbers in this prospectus filed as part of this registration statement reflect the effects of these reverse stock splits.

Voting Rights

Each Stockholder has one vote for each share of common stock held on all matters submitted to a vote of stockholders. A shareholder may vote in person or by proxy. Elections of directors are determined by a plurality of the votes cast and all other matters are decided by a majority of the votes cast by those Shareholders entitled to vote and present in person or by proxy.

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that stockholder actions may be effected at a duly called meeting of stockholders or pursuant to written consent of the majority of shareholders. A special meeting of stockholders may be called by the majority of our board of directors or by a committee determined by the board of directors with power to call such meetings.

Dividend Rights

The holders of outstanding shares of common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board may determine, provided that required dividends, if any, on preferred stock have been paid or provided for. However, to date we have not paid or declared cash distributions or dividends on our common stock and do not currently intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain all earnings, if and when generated, to finance our operations. The declaration of cash dividends in the future will be determined by the board based upon our earnings, financial condition, capital requirements and other relevant factors.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders and remaining after payment to holders of preferred stock of the amounts, if any, to which they are entitled, are distributable ratably among the holders of our common stock subject to any senior class of securities.

Series A Preferred Stock

The Company has authorized 25,000,000 shares of Series A Preferred Stock.

Options and Warrants

As of December 31, 2012, we had outstanding options and warrants to purchase 1,295,189 shares of common stock as set forth in the table below:

	2012 Number of options	2011 Number of options
At January 1	1,283,057	543,313
Granted	79,571	769,600
Forfeited	(66,779)	(20,476)
Exercised	(660)	(9,380)
Unexercised as at December 31	1,295,189	1,283,057

The weighted average exercise prices at December 31, 2012 and December 31, 2011 were $32.55 and $32.55, respectively.

Anti-Takeover Provisions

Since our board of directors has the power to retain and discharge our officers, these provisions could make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us.

These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

Upon the closing of this offering, the U.S. transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

There has been no public market for our common stock in the United States prior to this offering. Our common stock has traded on AIM since November 2006. For further information regarding the trading of our common stock on AIM following the offering, see “Our common stock traded in the United Kingdom”.

Based on the number of shares outstanding as of            , 2013, upon the closing of this offering          shares of common stock will be issued and outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

         shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and/or are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, as described in greater detail below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to volume restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option, based on the number of shares of common stock outstanding as of , 2013; or
•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we have been subject to and are current with the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Lock-Up Arrangements

We have agreed with the underwriter that for a period of six months following the date of this prospectus, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of, or hedge, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. The Underwriter may, in its sole discretion, waive this prohibition. The restriction is not applicable to shares issuable upon conversion or exercise of any existing securities.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue a release regarding earnings or regarding material news or events relating to us; or
•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, all officers and directors and their affiliates have agreed not to sell any shares beneficially owned by them for a period of 180 days from the effective date of this Registration Statement. For a more complete discussion of our stock incentive plans, see the section titled “Underwriting — Lock-up Agreements”.

Registration Rights

There are no shareholders who have any right to request registration of their shares.

Stock Incentive Plans

In 90 days from the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock incentive plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock incentive plans, see the section titled “Executive Compensation — Employee Stock Incentive Plans”.

Our common stock traded on AIM in the United Kingdom

All of the shares of our common stock are admitted for trading on AIM and will be listed for trading on The NASDAQ Capital Market. Our shares that trade on AIM are held in certificated form by individual stockholders or by Capita Trustees IRG Limited, which acts as a depositary, pursuant to a trust deed with us or are held in the SIS electronic settlement system. Capita Trustees IRG Limited, in turn, issues Depositary Interests, or DIs, to each of the brokerage firms that are members of CREST, which hold interests in shares on behalf of their clients who are stockholders. DIs are settled through CREST, operated by Euroclear U.K. & Ireland Limited. Our shares that trade on AIM under the ticker “XGT” are held in certificated form, as will all shares held by Cede & Co. for DTC, or in the SIS electronic settlement system. Shares of our common stock that trade under the ticker “XGTU” are unrestricted. Shares of our common stock that trade under the ticker “XGT” are restricted under Regulation S of the Securities Act and are considered “restricted securities” under Rule 144. The legends on “XGT” shares require the seller and seller's broker to provide standard letters in connection with a sale of stock, under which they represent that the sale is in compliance with the offshore resale requirements of Rule 904 of the Securities Act.

The AIM Rules

For so long as any of our common stock is admitted for trading on AIM, we are subject to the AIM Rules. A copy of the AIM Rules may be obtained at the London Stock Exchange's website at www.londonstockexchange.com. The information on, or that can be accessed through, this website is not part of this prospectus.

The AIM Rules regulate the admission of shares to trading on AIM and impose various continuing obligations on AIM-listed companies. Under the AIM Rules, we are obliged, among other things, to:

•	disclose to the public details of certain transactions and various corporate and other information relating to our business and our stockholders;
•	seek the approval of our stockholders for certain corporate transactions, such as reverse takeovers, transactions resulting in fundamental changes in our business or a cancellation of our AIM listing;
•	publish half-yearly and annual accounts within certain time periods and in accordance with prescribed accounting standards; and
•	ensure that our directors and certain employees do not deal in our shares during prescribed periods prior to the publication of our financial results or when we are in possession of material non-public information.

The AIM Rules also require us to retain the services of a nominated advisor, or Nomad, and a broker. The Nomad is a full-time corporate finance advisor approved by the London Stock Exchange to act in this capacity. The Nomad assesses our overall suitability for AIM and assists us in meeting our continuing obligations under the AIM Rules, maximizing the benefits of our AIM quotation and dealing with market issues as they arise. The Nomad also has responsibilities to the London Stock Exchange itself and must comply with the AIM Rules for Nominated Advisers. A broker is a securities house that is a member of the London Stock Exchange and is responsible for facilitating and promoting trading in a company's shares on the market. Often an AIM company will choose the same firm to act as both Nomad and broker. Allenby Capital Limited is our Nomad and joint broker and First Columbus LLP is our other joint broker.

The AIM Rules also enable the London Stock Exchange to take various steps to fine or censure us or impose other sanctions, including suspending or cancelling the trading of our shares on AIM, should we breach the AIM Rules or in order to preserve the integrity of the market or protect investors.

Disclosure and Transparency Rules

We are required to notify AIM if we are notified that the legal or beneficial interest that a stockholder holds in us (or are deemed to hold through their direct or indirect holding of financial instruments) reaches, exceeds or falls below 3% of our total outstanding shares, or any single percentage point increment above the 3% threshold. Since we are not subject to Chapter 5 of the Disclosure and Transparency Rules of the Financial Services Authority, and under our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the closing of this offering there will be no provisions requiring disclosure of interests in shares by stockholders, our stockholders are not required to provide us notification upon reaching, exceeding or falling below these thresholds.

Moving Our Shares of Common Stock Between the United States and the United Kingdom

If a holder of our common stock in certificated form, other than shares which are registered in this offering, or as DIs in uncertificated form in the CREST system, wishes to sell its shares on NASDAQ, the holder needs to use an eligible U.S. brokerage firm and, in general, abide by Rule 144. Upon sale of the common stock on NASDAQ through an eligible U.S. brokerage firm, such firm will need to contact our transfer agent, who will either take possession of the share certificate(s) or remove the shares from the CREST system and, in turn, convert such shares to certificated form in the name of Cede & Co, as nominee for DTC. The common stock held by Cede & Co. for DTC will be then be transferred by DTC to the purchaser.

Conversely, if a holder of common stock in the United States wishes to sell its common stock via AIM using the CREST system, the holder will need to contact Capita Registrars and request that the shares be removed from the DTC system and converted to certificated form in the name of Capita Trustees IRG Limited, who will deposit such common stock in the CREST system.

Please note that the arrangements described above may be difficult or unavailable due to:

•	temporary delays that may arise because the transfer books for the common stock are closed;
•	obligations to pay fees, taxes and similar charges that would arise; or
•	restrictions imposed because of laws or regulations applicable to shares of common stock in the United States or the United Kingdom.

UNDERWRITING

Aegis Capital Corp. is acting as the sole book-running manager of the offering and as representative of the underwriters, or the “Representative.” We have entered into an underwriting agreement, dated, [_____] 2013, with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Aegis Capital Corp
Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option. We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of       additional shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total offering price to the public will be $     and the total net proceeds, before expenses, to us will be $    .

Discount. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over- allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $  per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, the

$50,000 expense deposit paid to the Representative will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay the Representative’s a non-accountable expense allowance equal to 1% of the public offering price of the shares (excluding shares that we may sell to the underwriters to cover over-allotments). We have also agreed to pay the Representative’s expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual or $15,000 in the aggregate; (b) reimbursement for reasonable fees of FINRA counsel up to $15,000; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (d) upon successfully completing this offering, $21,775 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (f) upon successfully completing this offering, up to $20,000 of the Representative’s actual accountable road show expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $_____.

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, we, our executive officers and directors, and certain significant holders of our outstanding shares of common stock on a fully diluted basis (including shares underlying options, warrants and convertible securities) have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriter, for a period of six (6) months from the date of effectiveness of the offering.

The lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, unless the Representative waives this extension in writing; provided, however, that this lock-up period extension shall not apply to the extent that FINRA has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its shareholders that restricts or prohibits the sale of securities held by the emerging growth company or its shareholders after the initial public offering date.

Underwriters’ Warrants. We have agreed to issue to the underwriters’ representative warrants to purchase up to a total of       shares of common stock. The warrants are exercisable at $    per share (125% of the public offering price) commencing on a date which is one year from the effective date of the offering under this prospectus supplement and expiring on a date which is no more than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. In addition, the warrants provide for registration rights upon request, in certain cases. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal. Subject to certain limited exceptions, until twelve (12) months from the effective date of the offering, the Representative has a right of first refusal to purchase for its account or to sell for our account, or any subsidiary or successor, any securities of our company or any such subsidiary or successor which we or any subsidiary or successor may seek to sell in public or private equity and public debt offerings during such twelve (12)-month period. The Representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making. In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships. Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissã do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Robinson Brog Leinwand Greene Genovese & Gluck P.C. will render a legal opinion as to the validity of the shares of the common stock to be registered hereby. Certain legal matters in connection with this offering will be passed upon for the underwriter by Reed Smith LLP.

EXPERTS

Our financial statements as of and for the years ended December 31, 2011 and 2012 included in this prospectus have been audited by Friedman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance on such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

As of the effective date, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC under the Securities Act a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m.. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. Information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The web site can be accessed at http://www.sec.gov. The internet address of xG is http://www.xgtechnology.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

xG TECHNOLOGY, INC.
December 31, 2012 and December 31, 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

xG Technology, Inc.

We have audited the accompanying balance sheets of xG Technology, Inc. (the “Company”), as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholders’ equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and the results of its operations and their cash flows for each of the two years ended December 31, 2012 and 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ Friedman LLP
East Hanover, New Jersey
March 5, 2013, except for Note 15, as to which
the date is March 28, 2013

xG TECHNOLOGY, INC.
BALANCE SHEETS
(IN THOUSANDS EXCEPT PER SHARE DATA)

	December 31,
	2012	2011
ASSETS
Current assets
Cash	$271	$133
Prepaid expenses and other current assets	16	44
Due from related party	—	1,500
Total current assets	287	1,677
Property and equipment, net	1,725	2,140
Intangible assets, net	17,608	14,537
Total assets	$19,620	$18,354
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$655	$686
Accrued expenses	754	564
Accrued bonuses	2,633	1,375
Accrued interest to related parties	1,169	169
Due to related party	1,098	—
Convertible notes payable to related party	17,198	6,883
Total current liabilities	23,507	9,677
Convertible notes payable to related party	2,000	2,000
Total liabilities	25,507	11,677
Commitments
Stockholders' equity (deficit)
Series A Convertible Preferred Stock – $0.01 par value per share:
25,000,000 shares authorized, none issued or outstanding As of December 31, 2012 and 2011
Common stock, – $0.00001 par value, 250,000,000 shares authorized, 6,041,946 and 6,016,455 shares issued at December 31, 2012 and 2011, respectively	—*	—*
Additional paid in capital	118,247	117,012
Accumulated deficit	(124,112)	(110,325)
Treasury stock, at cost – 2,284 shares and 1,142 shares at December 31, 2012 and 2011, respectively	(22)	(10)
Total stockholder's equity (deficit)	(5,887)	6,677
Total liabilities and stockholders' equity (deficit)	$19,620	$18,354

* Less than $1

xG TECHNOLOGY, INC.
STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT NET LOSS PER SHARE DATA)

	For the Year Ended December 31,
	2012	2011
Revenue	$—	$150
Cost of revenue and operating expenses
Cost of components and personnel	—	50
General and administrative expenses	5,543	5,505
Development	4,806	5,249
Stock based compensation	554	1,020
Amortization and depreciation	2,063	1,806
Total cost of revenue and operating expenses	12,966	13,630
Loss from operations	(12,966)	(13,480)
Other income (expense)
Interest expense, net	(535)	(1,847)
Impairment	(286)	(341)
Total other income (expense)	(821)	(2,188)
Loss before income tax provision	(13,787)	(15,668)
Income tax provision	—	—
Net loss	$(13,787)	$(15,668)
Basic and diluted net loss per share	(2.29)	(3.05)
Weighted average number of shares outstanding basic and diluted	6,031	5,145

xG TECHNOLOGY, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Common Stock			Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Total
	Shares	Amount
Balance, January 1, 2011	4,344,666	$	—*	$100,372	$—	$(94,657)	$5,715
Net loss	—		—	—	—	(15,668)	(15,668)
Treco settlement	64,285		—*	360	—	—	360
Conversion of $10M convertible promissory note	1,142,857		—*	10,000	—	—	10,000
Debt discount recorded for options issued with convertible debt	—		—	1,932	—	—	1,932
Conversion of debt	—		—	(1,449)	—	—	(1,449)
Issuance of Warrants	—		—	108	—	—	108
Stock based compensation	—		—	1,020	—	—	1,020
Issuance of stock in exchange for payment of interest on convertible debt	111,511		—*	1,561	—	—	1,561
Assumption of liabilities by affiliate	342,857		—*	3,000	—	—	3,000
Exercise of options	10,279		—*	108	—	—	108
Purchase of treasury stock	—		—	—	(10)	—	(10)
Balance, December 31, 2011	6,016,455		—*	117,012	(10)	(110,325)	6,677
Net loss	—		—	—	—	(13,787)	(13,787)
Stock based compensation	—		—	410	—	—	410
Compensation of consultant granted in stock	3,217		—*	97	—	—	97
Issuance of common shares	11,428		—*	400	—	—	400
Exercise of options	660		—*	5	—	—	5
Issuance of warrants	—		—	143	—	—	143
Purchase of treasury stock	—		—	—	(12)	—	(12)
Issuance of stock in exchange for payment of interest on convertible debt	10,186		—*	180	—	—	180
Balance, December 31, 2012	6,041,946	$	—*	$118,247	$(22)	$(124,112)	$(5,887)

* Less than $1

xG TECHNOLOGY, INC.
STATEMENTS OF CASHFLOWS
(IN THOUSANDS)

	Year Ended December 31,
	2012	2011
Cash flows from operating activities
Net loss	$(13,787)	$(15,668)
Adjustments to reconcile net loss to net cash used in operating activities
Stock based compensation	554	1,020
Share-based consulting and other services	100	191
Depreciation and amortization	2,063	1,806
Impairment	286	341
Accretion of financing instruments	—	483
Amounts paid by affiliate on behalf of xG	1,500	517
Changes in assets and liabilities
Inventory	—	187
Prepaid expenses and other current assets	28	24
Accounts payable	(32)	200
Accrued expenses	191	1,861
Accrued bonuses	1,258	1,375
Accrued interest to related party	1,180	56
Due to related party	1,098	—
Net cash used in operating activities	(5,561)	(7,607)
Cash flows from investing activities
Capital expenditures for property and equipment	(515)	(1,175)
Capitalization of intangible assets	(4,491)	(4,848)
Net cash used in investing activities	(5,006)	(6,023)
Cash flows from financing activities
Proceeds from convertible notes payable	10,315	13,656
Proceeds from issuance of common stock	400	—
Purchase of treasury stock	(12)	(10)
Proceeds from exercise of options	2	—
Proceeds from issuance of Warrants	—	26
Net cash provided by financing activities	10,705	13,672
Net increase in cash	138	42
Cash, beginning of year	133	91
Cash, end of year	$271	$133
Supplemental cash flow disclosures of investing and financing activities
Conversion of notes payable	—	10,483
Stock issued to affiliate for assumption of liabilities	—	3,000
Stock issued as payment for interest on convertible notes	180	1,561
Stock issued in Treco settlement	—	360
Convertible debt issued in Treco settlement	—	2,000

1 — NATURE OF OPERATIONS

Description of Business

xG Technology, Inc. (the “Company”) is a Delaware corporation that has developed a broad portfolio of innovative intellectual property that we believe will enhance wireless communications. Our intellectual property is embedded in proprietary software algorithms designed to offer cognitive interference mitigation and spectrum access solutions to organizations in a wide variety of industries, including national defense and rural broadband, which represent the primary vertical markets that the Company is initially targeting.

2 — GOING CONCERN

The financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the company as a going concern. As of December 31, 2012, the company has negative working capital of $23,220,000 and an accumulated deficit of $124,112,000. This and other factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and to fulfill its existing backlog. As of February 28, 2013 the Company has a total backlog of $33,000,000. The ability to recognize revenue and ultimately cash receipts, on the existing backlog is contingent upon, but not limited to, receiving FCC equipment authorization and acceptable performance of the delivered equipment and services. The Company currently estimates that it will begin to fulfill orders associated with its back log in mid. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company’s cash balances may exceed the current insured amounts under the Federal Deposit Insurance Corporation.

Concentrations of Credit Risk for Cash

The Company’s cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Intangible Assets

Capitalized software costs incurred in the research, design and development of software for sale to others as a separate product or embedded in a product and sold as part of the product as a whole are charged to expense until technological feasibility is established and amortized on a straight-line basis over five years, beginning when the products are offered for sale or the enhancements are integrated into the products. Management is required to use its judgment in determining whether capitalized software costs meet the criteria for immediate expense or capitalization, in accordance with Generally Accepted Accounting Principles (“GAAP”). The unamortized capitalized costs of a computer software product are compared to the net realizable value of that product and any excess is written off.

The Company’s proprietary software solutions operate in a fast changing industry that may generate unknown methods of detecting and monitoring disturbances that could render our technology inferior, resulting in the Company’s results of operations being materially adversely affected. The Company does, however, closely monitor trends and changes in technologies and customer demand that could adversely impact its

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

competitiveness and overall success. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near term due to competitive pressures. As a result, the carrying amount of the capitalized software costs for our products may be reduced materially in the near term.

Costs incurred for product enhancements are charged to expense as research and development until the technological feasibility of the enhancement has been established. These enhancements are amortized on a straight line basis over the useful life of the product enhancement which is currently estimated to be five years beginning when the enhancements are integrated into the products that are offered for sale.

Our software is inherently complex and may contain defects and errors that are only detectable when the products are in use. Such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability. Defects in our software could adversely affect our ability and that of our customers to ship products on a timely basis as well as customer or licensee demand for our products. Any such delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves. The Company has entered into certain customer agreements that contain conditions including but not limited to Federal Communications Commission (“FCC”) authorization of our products. The Company is currently pursuing obtaining FCC authorization on our products. Our intellectual property is embedded in proprietary software algorithms that offer cognitive spectrum access and interference mitigation solutions.

Patents and licenses are measured initially at purchase cost and are amortized on a straight line basis over their useful lives which range between 18.5 to 20 years.

Property, Plant and Equipment

Property, plant and equipment are presented at cost at the date of acquisition. Depreciation is computed using the straight-line method over estimated useful asset lives, which range from 3 to 7 years commencing the month following the purchase.

Impairment of Long-Lived Assets

Long lived assets including certain intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by that asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Impairment of intangible assets amounted to $18,000 and $0 for the years ended December 31, 2012 and 2011, respectively. Impairment of property and equipment amounted to $268,000 and $0 for the years ended December 31, 2012 and 2011, respectively.

Revenue Recognition

The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenues from management and consulting, time-and-materials service contracts, maintenance agreements and other services are recognized as the services are provided or at the time the goods are shipped and title as passed.

Development Expenses

Development expenses consist primarily of salaries and related costs for technical and programming personnel, are expensed as incurred and were $4,806,000 and $5,249,000 for the years ended December 31, 2012 and 2011, respectively.

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Income Taxes

The Company accounts for income taxes using the assets and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

The Company files a U.S. federal and state income tax return. The Company recognizes liabilities for uncertain tax positions based on the two-step process prescribed by GAAP. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period. The Company recognizes interest and penalties as incurred in finance income (expense), net in the Statements of Operations. There were no liabilities recorded for uncertain tax positions at December 31, 2012 or 2011.

Stock Based Compensation

The Company accounts for stock-based awards to employees in accordance with applicable accounting principles, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the financial statements based on a determination of the fair value of the stock options.

The grant date fair value is determined using the Black-Scholes-Merton (“Black-Scholes”) pricing model. For all employee stock options, the Company recognizes expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company’s option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, expected term, and forfeiture rate. Any changes in these highly subjective assumptions significantly impact stock-based compensation expense.

Options awarded to purchase shares of common stock issued to non-employees in exchange for services are accounted for as variable awards in accordance with applicable accounting principles. Such options are valued using the Black-Scholes option pricing model.

Treasury Stock

Shares of common stock repurchased are recorded at cost as treasury stock. When shares are reissued, the cost method is used for determining cost. In accordance with GAAP, the excess of the acquisition cost over the reissuance price of the treasury stock, if any, is recorded to additional paid-in capital, limited to the amount previously credited to additional paid-in capital, if any. Any excess is charged to accumulated deficit.

Earnings Per Share

Basic earnings per common share amounts are based on weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all potentially dilutive stock options, warrants and convertible stock, subject to anti-dilution limitations. All such

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

potentially dilutive instruments were anti-dilutive as of December 31, 2012 and 2011. At December 31, 2012 and 2011 approximately 2.05 million and 1.61 million shares underlying the convertible debentures, options and warrants were anti-dilutive.

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. All debt is based on current rates at which the Company could borrow funds with similar remaining maturities and approximates fair value.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use on unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012, consistent with the fair value hierarchy provisions:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Assets:
Cash	$271,000	$—	$—	$271,000
Liabilities:
Convertible notes payable	$—	$10,595,533	$—	$19,198,000

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011, consistent with the fair value hierarchy provisions:

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Assets:
Cash	$133,000	$—	$—	$133,000

3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Carrying Amount
Liabilities:
Convertible notes payable	$—	$5,867,753	$—	$8,883,000

Recently Issued Accounting Principles

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenue exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. Pursuant to Section 107 of the JOBS Act, we have elected to utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

4 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

		December 31,
	Useful Life (years)	2012	2011
Cost:
Furniture and equipment	3 – 7 years	$1,970,000	$1,970,000
Hardware	4 – 5 years	2,486,000	2,239,000
		4,456,000	4,209,000
Accumulated depreciation:		(2,731,000)	(2,069,000)
Property and equipment, net		$1,725,000	$2,140,000

Depreciation of property and equipment amounted to $662,000 and $721,000 for the years ended December 31, 2012 and 2011, respectively. Impairment of property and equipment amounted to $268,000 and $0 for the years ended December 31, 2012 and 2011, respectively.

5 — INTANGIBLE ASSETS

Intangible assets consist of the following:

	Software Development Costs		Patents & Licenses
	Cost	A.A.	Cost	A.A.	Total
Balance as of December 31, 2010	$3,476,000	$—	$11,702,000	$(4,404,000)	$10,774,000
Additions	4,499,000	—	349,000	—	4,848,000
Amortization	—	(479,000)	—	(606,000)	(1,085,000)
Balance as of December 31, 2011	7,975,000	(479,000)	12,051,000	(5,010,000)	14,537,000
Additions	4,251,000	—	239,000	—	4,490,000
Impairments	—	—	(18,000)	—	(18,000)
Amortization	—	(782,000)	—	(619,000)	(1,401,000)
Balance as of December 31, 2012	$12,226,000	$(1,261,000)	$12,272,000	$(5,629,000)	$17,608,000

Amortization of intangible assets amounted to $1,401,000 and $1,085,000 for 2012 and 2011, respectively. The total cost basis of intangible assets at December 31, 2012 was $24.5 million which consists of $15.9 million of costs that are subject to amortization at December 31, 2012 and $8.6 million of assets that are not subject to amortization at December 31, 2012.

5 — INTANGIBLE ASSETS - (continued)

Software Development Costs:

At December 31, 2012 the Company has capitalized a total of $12.2 million of software development costs. Included in the capitalized costs is $3.9 million of development costs related to the BSN 250 base station and the TX70 handset which allowed the Company to offer for sale its voice and spectrum access solutions during 2011 as evidenced by the sales to the U.S. Army. Also included in the capitalized costs is $8.3 million of development costs related to the xAP, xMod and xMSC which will allow the Company to offer data and interference mitigation solutions that are not yet available for sale. Company recognized amortization of software development costs available for sale of $0.8 million and $0.5 million in 2012 and 2011. These costs are being amortized over a five year period.

Patents & Licenses:

At December 31, 2012 the Company has capitalized a total of $12.3 million of patents & licenses. Included in the capitalized costs is $12.0 million of costs associated with patents and licenses that have been filed. Also included in the capitalized costs is $0.3 million of costs associated with provisional patents and pending applications which have not yet been filed.

The Company amortizes patents and licenses that have been filed over their useful lives which range between 18.5 to 20 years. The costs of provisional patents and pending applications is not amortized until the patent is filed and is reviewed each reporting period to determine if it is likely that the patent will be successfully filed. The Company recognized $0.6 million of amortization expense related to patents and licenses in each of the years ended December 31, 2012 and 2011.

Estimated amortization expense for the succeeding five years is as follows:

2013	$1,400,000
2014	1,400,000
2015	1,400,000
2016	921,000
2017 and thereafter	3,909,000
$9,030,000

6 — CONVERTIBLE NOTES PAYABLE

On July 6, 2010, the Company entered into a convertible promissory note (the “$1.5 million Convertible Note”) whereby the Company borrowed principal advances in the amount of $1.5 million from MB Technology Holdings, LLC (“MBTH”), a related party, with a maturity date of January 7, 2012. The $1.5 million Convertible Note was repayable at maturity or, in the event of an equity fund raising prior to maturity, convertible, at MBTH’s option, into shares in the Company at a price per share equivalent to the price paid by investors in such a capital raise. The note bore interest at a rate of 8% per year and was payable at maturity. Additionally, a facility fee of 2% was payable by the Company at maturity. The loan facility is secured against substantially all of the assets of the Company.

On October 8, 2010, the Company entered into a convertible promissory note (the “$3.5 million Convertible Note”) whereby the Company borrowed principal advances in the amount of $3.5 million from MBTH. The $3.5 million Convertible Note was payable at maturity, April 7, 2012, on demand of MBTH or, in the event of an equity fund raising prior to maturity or demand, convertible, at MBTH's option, into shares at a price per share equivalent to the price paid by investors in such a capital raise, subject to a minimum of $8.75 per share and a maximum of $11.90 per share. The loan facility is secured against substantially all of the assets of the Company.

On February 8, 2011, the outstanding principal balance of $5.0 million under the $1.5 million Convertible Note and $3.5 million Convertible Note and all accrued interest and fees of $500,000 were refinanced through a new $10 million convertible promissory note (the “February 2011 Convertible Note”) with MBTH. Under the February 2011 Convertible Note the Company borrowed principal advances in the amount of up to $10 million with a maturity date of August 7, 2012. Interest under the February 2011

6 — CONVERTIBLE NOTES PAYABLE - (continued)

Convertible Note was payable at maturity at the rate of 8% per annum, compounded monthly. Additionally, a facility fee of 2% was payable by the Company at maturity. The loan facility was secured against substantially all of the assets of the Company. The February 2011 Convertible Note was payable at maturity or earlier demand of MBTH and was convertible, at MBTH’s option, into shares at a price of:

a.	$8.75 per share provided that shareholders not affiliated or acting in concert with MBTH who hold the requisite majority of voting rights consented to the waiver of the mandatory take-over provisions of the Company’s Amended and Restated Certificate of Incorporation, or failing which;
b.	$3.50 per share subject to MBTH making a take-over offer of $3.50 per share to the holders of the Company’s shares not held by MBTH.

On March 10, 2011, the waiver specified in the financing arrangement was received and the conversion price was fixed at $8.75.

In connection with the $10 million Convertible Note, the Company issued MBTH options to subscribe for 285,714 new shares of the Company at an exercise price of $17.50 per share and an additional 285,714 new shares of the Company at an exercise price of $35.00 per share subject to the grant not triggering the Company’s mandatory take-over provisions. Please see the Subsequent Event footnote for modification of the exercise prices. The options are exercisable for a period of five years following the grant. The Company recorded a debt discount of approximately $1.9 million for the value ascribed to the options issued in connection with the February 2011 Convertible Note using the following Black-Scholes inputs:

	February 8, 2011
Number of shares underlying the Options	285,714	285,714
Exercise price	$17.50	$35.00
Volatility	151%	151%
Risk-free interest rate	2.39%	2.39%
Expected dividend yield	0%	0%
Expected term (years)	5	5

The accretive interest recorded for the year ended December 31, 2011 is approximately $0.5 million. Upon conversion of the February 2011 Convertible Note, the Company recorded the remaining debt discount of approximately $1.5 million against additional paid in capital in accordance with GAAP.

On June 23, 2011, MBTH exercised its conversion right under its February 2011 Convertible Note and the principal balance of $9.0 million along with the accrued interest and fees of $1.0 million for a total of $10 million were converted into equity at $8.75 per share. Accordingly, the Company issued 1.142.857 shares to MBTH.

On May 19, 2011, the Company entered into a convertible promissory note (the “May 2011 Convertible Note”) whereby the Company borrowed principal advances in the amount of up to $15 million with MBTH (subject to increase by mutual agreement). The loan is payable on final maturity, May 19, 2016, or earlier demand, and is convertible, at MBTH’s option, into shares of the Company at a price of $26.25 per share. Interest is payable semi-annually in cash or shares, at the Company’s option, at the rate of 8% per year. Additionally, a facility fee of 2% is payable by the Company at maturity. The loan facility is secured against substantially all of the assets of the Company. On August 11, 2011 $1.6 million of accrued interest and fees due MBTH was converted into shares and accordingly the Company issued 111,511 shares to MBTH. As of December 31, 2012, the Company had drawn down $17.2 million of principal balance under the May 2011 Convertible Note. The accrued interest at December 31, 2012 was $1.1 million.

On October 6, 2011, the Company entered into a convertible promissory note (the “$2 million Convertible Note”) in favor of Treco International, S.A. (“Treco”), a related party, as part of the settlement compensation to Treco for terminating the infrastructure agreement. The loan is payable on final maturity, October 6, 2018 and is convertible, at Treco’s option, into common shares of the Company at a price of $35.00 per share. Interest at the rate of 9% per year is payable semi-annually in cash or shares, at the

6 — CONVERTIBLE NOTES PAYABLE - (continued)

Company’s option. As of December 31, 2012, $2 million of principal balance was outstanding under the $2 million Convertible Note. The accrued interest at December 31, 2012 was $42,000.

7 — INCOME TAXES

The provision (benefit) for income taxes consists of the following:

December 31,
	2012	2011
Current tax provision
Federal	$—	$—
State	—	—
	—	—
Deferred tax provision
Federal	—	—
State	—	—
	—	—
Income tax provision	$—	$—

A reconciliation of the statutory tax rate to the effective tax rate is as follows:

	December 31,
	2012	2011
Statutory Federal income tax (benefit) rate	(35)%	(35)%
State and local taxes net of Federal (benefit)	(3.63)%	(3.63)%
Permanent differences	1.62%	2.59%
Valuation allowance	37.01%	36.04%
Effective tax rate	0%	0%

There were no significant uncertain tax positions taken, or expected to be taken, in a tax return that would be determined to be an unrecognized tax benefit taken or expected to be taken in a tax return that should have been recorded on the Company’s financial statements for the years ended December 31, 2012 or 2011.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2012	2011
Deferred tax assets
Net operating loss carryforwards	$42,848,000	$36,666,000
Research and development tax credit carryforwards	1,186,000	1,186,000
Accrued expenses	1,017,000	531,000
Total deferred tax asset	45,051,000	38,383,000
Valuation allowance	(45,051,000)	(38,383,000)
	$—	$—

Net operating losses (“NOL”) of approximately $110.9 million will expire beginning in 2027 for federal and state purposes. The Company also has research and development credits of approximately $1.2 million which will begin to expire in 2027.

Realization of the NOL carryforwards and other deferred tax temporary differences is contingent on future taxable earnings. The Company’s deferred tax asset was reviewed for expected utilization using a “more likely than not” approach by assessing the available positive and negative evidence surrounding its

7 — INCOME TAXES - (continued)

recoverability. Accordingly, a valuation allowance has been recorded against the Company’s deferred tax asset, as it was determined based upon past and present losses that it was “more likely than not” that the Company’s deferred tax assets would not be realized. The valuation allowance was increased to the full carrying amount of the Company’s deferred tax assets. In future years, if the deferred tax assets are determined by management to be “more likely than not” to be realized, the recognized tax benefits relating to the reversal of the valuation allowance as of December 31, 2012 will be recorded. The Company will continue to assess and evaluate strategies that will enable the deferred tax asset, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately as such time when it is determined that the “more likely than not” criteria is satisfied The federal and state tax returns for the years ending December 31, 2009, 2010 and 2011 are currently open.

8 — EQUITY

(a) Stock Options — Equity Incentive Plans:

The Company’s stock option plans provide for the grant of options to purchase shares of common stock to officers, directors, other key employees and consultants. The purchase price may be paid in cash or “net settled” in shares of the Company’s common stock. In a net settlement of an option, the Company does not require a payment of the exercise price of the option from the optionee, but reduces the number of shares of common stock issued upon the exercise of the option by the smallest number of whole shares that has an aggregate fair market value equal to or in excess of the aggregate exercise price for the option shares covered by the option exercised. Options generally vest over a three year period from the date of grant and expire ten years from the date of grant.

A summary of the Company’s historical stock option plan activity as of December 31, 2012 is as follows:

Plan Name	Options Authorized	Options Granted	Shares Exercised	Shares Forfeited/Expired	Options Outstanding
2004	142,857	142,857	67,460	2,858	72,539
2005	142,857	142,857	10,000	58,572	74,285
2006	314,285	310,142	6,304	65,624	238,214
2007	28,571	25,714	—	4,285	21,429
2009	285,714	336,285	10,041	31,809	294,435
Total	914,284	957,855	93,805	163,148	700,902

Under ASC 718, the weighted average grant date fair value of options granted was $15.75 and $8.40 for options granted in 2012 and 2011, respectively. Each option is estimated on the date of grant, using the Black-Scholes model and the following assumptions (all in weighted averages):

	2012	2011
Exercise price	$16.45	$8.40
Volatility	145%	152%
Risk-free interest rate	1.42%	2.11%
Expected dividend yield	0%	0%
Expected term (years)	9.2	6.0

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the option. The expected term for employees represents the period of time that options granted are expected to be outstanding using the simplified method, for non-employee options the expected term is the full term of the option. Expected volatility is based on the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant.

8 — EQUITY - (continued)

A summary of the status of the Company’s stock option plans for the years ended December 31, 2012 and 2011 is as follows:

	Number of Options (in Shares)	Weighted Average Exercise Price
Options Outstanding January 1, 2011	499,868	$52.50
Granted	183,885	9.10
Exercised	9,380	7.00
Forfeited or Expired	20,477	88.20
Options outstanding, December 31, 2011	653,896	39.90
Exercisable, December 31, 2011	443,728	$53.90
Options Outstanding, January 1, 2012	653,896	$39.90
Granted	71,000	16.45
Exercised	660	7.70
Forfeited or Expired	23,333	22.40
Options outstanding, December 31, 2012	700,903	38.15
Exercisable, December 31, 2012	513,603	$47.60

Summary information regarding the options outstanding and exercisable at December 31, 2012 is as follows:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding (in shares)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable (in shares)	Weighted Average Exercise Price
$1.05 – 8.05	143,587	8.15	$7.35	55,640	$7.35
8.05 – 23.80	286,388	5.04	14.00	189,416	13.65
35.00 – 70.00	244.142	3.22	68.60	241,761	68.95
122.50 – 272.80	26,786	4.02	179.90	26,786	179.90
	700,903			513,603

Under the provisions of ASC 718, the Company recorded approximately $554,000 and $924,000 of stock based compensation expense for the years ended December 31, 2012 and 2011, respectively. Stock based compensation for employees was approximately $371,000 and $701,000 and stock based compensation expense for non-employees was approximately $183,000 and $223,000 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, there was approximately $1.6 million and $1.4 million, respectively, of unrecognized compensation cost related to non-vested options under the plans.

In 2012, the Company received proceeds of $2,000 from 238 options exercised and did not receive any proceeds during 2011 because all options exercised during 2011 were net settled through cashless exercises. In 2012, 422 options were net settled through cashless exercises. The intrinsic value of options exercised in 2012 and 2011 were $5,000 and $180,000, respectively. The intrinsic value of options exercisable at December 31, 2012 and 2011 was $996,000 and $924,000, respectively. The total fair value of shares vested during 2012 and 2011 was $619,000 and $111,000, respectively.

Deferred tax benefits recognized from the timing difference of recognizing stock based compensation expense per the financial statements compared to the income tax return has been fully reserved for as the Company is in a net loss position. No windfall tax benefits have been recognized for the exercise of stock options. The Company will recognize the windfall tax benefits when they reduce income taxes payable in accordance with GAAP.

8 — EQUITY - (continued)

(b) Warrants:

The Company has issued warrants, outside of the equity incentive plans, at exercise prices equal to or greater than market value of the Company’s common stock at the date of issuance.

A summary of the warrant and option activity is as follows:

	Number of Options/ Warrants (in Shares)	Weighted Average Exercise Price
Warrants Outstanding January 1, 2011	43,446	$11.90
Granted	585,714	25.90
Exercised	—	—
Forfeited or Expired	—	—
Warrants Outstanding, December 31, 2011	629,160	24.85
Exercisable, December 31, 2011	585,714	$25.90
Warrants Outstanding, January 1, 2012	629,160	$24.85
Granted	8,571	35.00
Exercised	—	—
Forfeited or Expired	43,446	—
Warrants Outstanding, December 31, 2012	594,285	25.90
Exercisable, December 31, 2012	594,285	$25.90

Summary information regarding the warrants and options as of December 31, 2012 is as follows:

Exercise Price	Number Outstanding (in shares)	Weighted Average Remaining Contractual Life (in years)
$8.05	14,285	2.28
$17.50	285,714	3.10
$35.00	294,285	3.13

The Company issued a warrant to purchase 8,571 common shares of the Company to a non-employee on March 28, 2012. The warrant was fully vested on the date of issuance and the Company recorded stock based compensation expense for non-employees of $143,000. The Company used the following assumptions in the Black Scholes model to calculate the fair value of the warrant on March 28, 2012:

2012
Exercise price	$35.00
Volatility	149%
Risk-free interest rate	1.13%
Expected dividend yield	0%
Expected term (years)	5.00

The risk-free rate is based on the rate for the U.S. Treasury note over the expected term of the warrant. The expected term for non-employee warrants is the full term of the warrant. Expected volatility is based on the average of the weekly share price changes over the shorter of the expected term or the period from the placement on AIM to the date of the grant.

The Company cancelled a warrant to purchase 43,446 common shares of the Company to the non-employee on March 22, 2012. Pursuant to an agreement, warrants issued to the non-employee upon inception of engagement were to be performance based. Pursuant to a mutual agreement with the Company, these warrants will not be exercised and have been cancelled. The cumulative compensation expense of $194,000 was reversed during 2012 upon cancelation.

8 — EQUITY - (continued)

During the years ended December 31, 2011 and 2010, the Company recognized stock based compensation expense attributable to this warrant of $96,000 and $95,000, respectively for a total of $194,000 of cumulative compensation expense.

The Company issued a warrant to purchase 14,285 shares of the Company’s common stock on April 14, 2011 at an exercise price of $8.05 per share. The warrant was fully vested on the date of issuance and the Company recorded consulting fee expense of $108,000. The Company issued options to purchase 285,714 shares of the Company’s common stock at an exercise price of $35.00 per share and 285,714 shares of the Company’s common stock at an exercise price of $17.50 per share that were fully vested upon issuance. The 571,428 shares were issued in connection with the February 2011 Convertible Note and met the criteria to be classified as equity instruments under GAAP. Refer to the discussion of the February 2011 Convertible Note in Note 6 above for the treatment of the 571,428 options. Please see the subsequent event footnote below for modification of the exercise prices.

(c) Stock repurchase plan:

On March 23, 2011, the Company’s Board of Directors authorized a share repurchase program to repurchase a total of up to one million in value of common stock up to such number of shares as represents 10% of the Company’s issued and outstanding share capital.

9 — RETIREMENT PLAN

The Company has a 401(k) plan for all full–time employees who have attained the age of 21 and completed 90 days. The Company does not provide any match for the 401(k).

10 — COMMITMENTS

The Company's office rental, deployment sites and warehouse facilities expenses aggregated approximately $287,000 and $303,000 of which approximately $106,000 and $161,000 was capitalized during the years ended December 31, 2012 and 2011, respectively. The leases will expire on different dates from 2013 through 2016. Total minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately as follows:

Year Ending December 31,
2013	$308,000
2014	303,000
2015	311,000
2016	121,000
$1,043,000

11 — RELATED PARTY TRANSACTIONS

MBTH

As of December 31, 2012 MBTH owned approximately 55% of the Company’s outstanding shares, which represents a controlling interest. The Company has entered into several convertible notes with MBTH during 2011 and 2010 refer to Note 6 — Convertible Notes Payable.

Effective July 1, 2011, by agreement of a committee of non-MBTH Directors, the Company entered into an arrangement with MBTH whereby MBTH assumed certain liabilities of the Company including certain payroll, management fees and other operating costs in the amount of $250,000 per month for a period of twelve months ending June 30, 2012, subject to extension. In consideration for this agreement, the Company issued MBTH 12 million shares on June 23, 2011 at a price of $8.75 per share for proceeds of $3 million.

During 2012, MBTH assumed $1.5 million in liabilities and the due from related party balance as of December 31, 2012 was zero. On July 1, 2012 the agreement with MBTH to assume liabilities of the Company expired. During 2012, MBTH paid additional liabilities on the behalf of the Company which are reflected in the due to related party balance in current liabilities on the balance sheet for $1,098,000 at December 31, 2012.

11 — RELATED PARTY TRANSACTIONS - (continued)

Mooers Branton & Co. Incorporated

On March 2, 2006, the Company entered into a management agreement (the “Management Agreement”) with Mooers Branton & Co. Incorporated (“MBC”), a Florida corporation, pursuant to which MBC agreed to provide certain management and financial services to the Company for a monthly fee of $80,000. The Management Agreement was effective January 1, 2006. The Company incurred fees related to the Management Agreement of $960,000 in each of the years ended December 31, 2012 and 2011 of which $960,000 was assumed by MBTH in the year ended December 31, 2012. MBC is beneficially controlled and operated by Rick Mooers and Roger Branton.

Wennberg Industries AB

The Company had a consulting agreement with Wennberg Industries AB (“WIAB”) which is wholly owned by Mats Wennberg, a Director of the Company. During each of the years ended December 31, 2012 and 2011, the Company incurred consulting fees of $0 and $40,000, respectively of which $5,000 was outstanding at December 31, 2011. The agreement was terminated effective January 31, 2012.

Treco International S.A.

The Company and Treco entered into an agreement (the “original agreement”) whereby Treco was to purchase a certain number of base stations and deploy the base stations in territories throughout the United States of America. In consideration for the original agreement, Treco provided a down payment of $6 million ($4.5 million in 2009 and $1.5 million in 2010). In 2009, Ceinwen Lloyd, Chief Executive Officer of Treco International S.A. (“Treco”) was appointed as a Non-Executive Director of the Company. During 2010, the Company entered into agreements with Treco to reacquire the rights to deploy infrastructure in the United States of America.

On April 5, 2011, the Company entered into a Settlement Agreement whereby the original agreement was terminated. Under the settlement agreement, all receivables from Treco were forgiven. Furthermore, the Company issued Treco 64,285 shares and a promissory note in the principal amount of $2 million (see Note 6 — Convertible Notes Payable).

12 — CONTINGENCIES

The Company is subject, from time to time, to claims by third parties under various legal theories. The defense of such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition and cash flows. For the year’s ended December 31, 2012 and 2011, the Company did not have any legal actions pending.

13 — SUBSEQUENT EVENTS

Convertible notes payable

The Company drew down an additional $450,000 on the May 2011 Convertible Note with MBTH from January 1, 2013 through January 16, 2013 to finance operating activities of the Company. Additionally, the Company accrued additional interest and fees of $266,000 from January 1, 2013 through January 16, 2013.

Under a subscription agreement and convertible promissory note (the “Bridge Loan”) between the Company and MBTH dated January 16, 2013, MBTH committed to advance to the Company $5 million as part of a new convertible bridge loan for up to an aggregate of $10 million. The Bridge Loan was issued to refinance principal advances under the May 2011 Convertible Loan in excess of $15 million, all accrued interest and fees under the May 2011 Convertible Loan and for general corporate purposes including; additional working capital and product development. On January 16, 2013, the Company refinanced principal of $2,648,000 and accrued interest of fees of $1,393,000 under the May 2011 Convertible Note for a beginning principal balance of $4,041,000 under the Bridge Loan.

The Bridge Loan is for a term of one year and is convertible, at each loan note holder’s option, into common shares at any time prior to final maturity at 95% of the price of any future equity financing completed by the Company (including this public offering). Interest is payable at 20% per annum, semi-annually in cash or shares, at the option of each loan note holder. The Bridge Loan may be prepaid by

13 — SUBSEQUENT EVENTS - (continued)

the Company in whole (or in part), subject to payment of a minimum of six months’ interest if prepaid within the first six months. The Company may redeem 50% of the Bridge Loan without prepayment penalty by forcing a conversion into shares, provided that the shares are marginable and freely tradable on a liquid exchange, and provided further that, if such forced conversion is effected within six months from the date of the Bridge Loan, then the Company shall pay six month’s interest on the unpaid and unconverted principal balance of the Bridge Loan immediately before such forced conversion (such interest being payable in cash or shares, at the option of each loan note holder). For every $350 of principal amount of Bridge Loan advanced by a loan note holder, the loan note holder will be issued a warrant to subscribe one share at a subscription price of $0.35 per share. The warrants are exercisable for a period of five years from issue. The Company agreed to pay an origination fee of 5% to note holders five days after closing as defined in the Bridge Loan. From January 16, 2013 through February 28, 2013, the Company received additional principal advances of $1,252,000 under the Bridge loan for a total principal balance at February 28, 2013 of $5,293,000.

On January 16, 2013, as part of the negotiations to induce MBTH to convert the May 2011 Convertible Loan, the exercise price of the options for 571,428 common shares granted to MBTH under the February 2011 Convertible Loan with MBTH was reduced from $17.50 in respect of an option for 285,714 common shares and from $35.00 in respect of an option for 285,714 common shares, to the Modified Strike Price.

In addition on January 16, 2013, the Company agreed to award MBTH a 3% cash success fee if MBTH arranges additional financing for the Company by a third party (other than the Bridge Loan) or arranges a merger, consolidation or sale by the Company of substantially all of the assets to a third party. In consideration for ongoing strategic and commercial advisory services provided by MBTH to us, subject to the Company having published the 2012 annual results and otherwise not being in a close period, The Company have agreed to award MBTH an option for 142,857 common shares with an exercise price equal to $8.75 per share.

14 — SUBSEQUENT EVENTS (“unaudited”)

On March 26, 2013, the company issued 1,127,819 new shares to MBTH for exercising its conversion rights under the May 2011 Convertible Note to convert the principal balance of $15 million into new shares at $13.30 per each new share and 142,857 additional new shares for the discharge of all MBTH’s collateral over the Company’s assets.

The Company has also agreed to compensate MBTH for certain funding and other costs assumed by MBTH by the issue of common shares at the Modified Strike Price, for the difference between the interest rate of 8% that The Company currently pay to MBTH under the May 2011 Convertible Loan and the interest rate of 9.5% that MBTH pays to its investors for monies raised by MBTH to fund advances by MBTH to the Company under the May 2011 Convertible Loan. Once the Company has published the 2012 annual results (subject to the Company not being in a “close period”, as defined in the AIM Rules for Companies) 16,474 shares of common stock will be issued to MBTH in payment of the differential of the interest rates.

The company agreed to grant MBTH a warrant to subscribe for up to 42,857 common shares (the “42,857 Warrant”) at a subscription price of $0.35 per share. The 42,857 warrant is contingent upon shareholders of MBTH electing to exercise a warrant issued to them by MBTH (the “MBTH Warrant”) in xG Technology, Inc. common shares. If the MBTH shareholders elect not to exercise the MBTH Warrant or they elect to exercise a portion or all of the MBTH Warrant into shares of MBTH, a proportionate number of common shares under the 42,857 Warrant will be issued to MBTH. The MBTH Warrants were granted by MBTH, on the basis of one warrant for every $350 invested in MBTH, to investors in MBTH of funds for MBTH to lend on to the Company under the May 2011 Convertible Loan.

On March 26, 2013, the Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution a proposal to authorize the Board to increase common stock from 250,000,000 shares of common stock to 300,000,000 shares common stock per share.

15 — REVERSE STOCK SPLIT

On March 5, 2013, the Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution a proposal to authorize the Board to effect a reverse split of the Corporation’s outstanding common stock, at an exchange ratio ranging between 2-to-1 and 50-to-1 at any time prior to the next annual meeting of stockholders. Effective March 24, 2013, holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted acting by written consent to approve the Board’s authority to effect the reverse split. On March 24, 2013, we effected a 1-for-25 reverse stock split and on March 28, 2013 we effected a 1-for-1.4 reverse stock split. Upon the effectiveness of the first reverse stock split, every 25 shares of outstanding common stock decreased to one share of common stock. Similarly, the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-25 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. Upon the effectiveness of the second reverse stock split, every 1.4 shares of outstanding common stock decreased to one share of common stock and the number of shares of common stock into which each outstanding option and warrant to purchase common stock is exercisable decreased on a 1-for-1.4 basis and the exercise price of each outstanding option and warrant to purchase common stock increased proportionately. The purpose of the second reverse split was to provide for a cumulative or aggregate reverse split of 1-for-35 taking into account both reverse stock splits. On March 26, 2013, our Board approved a resolution to amend the Corporation’s Certificate of Incorporation, declaring said resolution to be advisable, and calling for the submission of the following resolution a proposal to authorize the Board to decrease the par value $0.01 for common stock per share, to par value $0.00001 per share. All share and per share information has been retroactively adjusted to reflect the reverse stock split.

GLOSSARY

As used herein, the terms set forth below shall have the following meaning:

3G (Third Generation Cellular) — A mobile wireless technology that typically offered a minimum data rate of 2 Megabits/second (Mbits/s, or millions of bits per second) for stationary or walking users, and 384 kilobits/second in a moving vehicle. This system is currently being upgraded to the new 4G LTE technology (see below).

4G (Fourth Generation Cellular) — A successor to 3G cellular technology. Long Term Evolution (LTE) is the most widely deployed 4G technology and has a theoretical net bit rate capacity of up to 100 Mbits/s in the downlink and 50 Mbits/s in the uplink if a 20 MegaHertz (MHz) channel is used.

Broadband — A telecommunications signaling method that includes or handles a relatively high rate of data transfer (typically measured in the range of Mbits/s). Also used as a descriptive term for evolving digital technologies that provide consumers a signal-switched facility offering integrated access to voice, high-speed data, video, and interactive delivery services.

Carrier-Class — Refers to a wireless system that is extremely reliable, well-tested and proven in its capabilities to deliver an exceptional level of service and performance.

Cognitive Radio — An approach to wireless engineering wherein the radio, radio network, or wireless system is endowed with awareness, reason, and agility to intelligently adapt operational aspects of the radio, radio network, or wireless system. Cognitive radios are intelligent enough to make informed decisions on when, how and where to transmit based on past usage and current conditions without manual intervention. They are designed with a high level of agility that enables them to adapt their modulation, frequency, power and other parameters to the available wireless spectrum. This ability to adjust their characteristics (in real time) depending on interference and other conditions of their environment helps ensure optimized transmissions. Cognitive radio is also referred to as agile radio or smart radio.

Competitive Local Exchange Carrier (CLEC) — An organization offering local telephone service that competes with the already established local telephone business by providing its own network and switching infrastructure. The term distinguishes new or potential competitors from established local exchange carriers (LECs) and arises from the Telecommunications Act of 1996, which was intended to promote competition among both long-distance and local phone service providers. Many CLECs specialize in one type of service such as fixed wireless or digital subscriber lines (DSL), while others offer a range of services.

CTIA — The CTIA is an international non-profit membership organization that has represented the wireless communications industry since 1984. Membership in the association is primarily made up of large and incumbent wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The association advocates on behalf of its members at all levels of government.

DSP (Digital Signal Processor) — Specialized microprocessors used for the mathematical manipulation of an information signal to modify or improve it in some way. DSPs are used in a wide range of applications including signal processing for communications, control of systems, digital image processing, audio and speech signal processing.

Dynamic Spectrum Access — A radio software solution that enables a device to dynamically sense and adapt to its radio frequency (RF) environment to maintain reliable communications, even in the presence of potentially harmful interference. Dynamic spectrum access techniques can dramatically improve spectrum efficiency, communications reliability, and system deployment time.

Fading — In wireless communications, fading is the dynamic attenuation of a signal’s strength. Fading is quite common in mobile systems and can be caused by the movement of either the transmitter or receiver (or both) and/or movement in the environment, such as a tree branch swaying, rain or snow or a passing vehicle.

Interference Mitigation — The ability to minimize or mitigate interference, a major issue limiting performance of wide area wireless networks. Interference can be caused by transmitting elements within the network (self-interference) or from third party devices that are part of another network (external interference). The ability to mitigate interference greatly increases the throughput, reliability and range for wireless communications links.

Internet Protocol (IP) — The primary component and communications protocol that underpins the global system of interconnected computer networks (i.e., the World Wide Web). Internet Protocol consists of a set of digital message formats and rules for exchanging information between computers across a single network or a series of interconnected networks. The main purpose and task of Internet Protocol is the delivery of blocks of data called data packets from the source host (source computer) to the destination host (receiving computer) based on their addresses.

Licensed Frequencies — The Federal Communications Commission in the U.S., and similar agencies in other countries, control the use of wireless spectrum (i.e., frequencies). Part of the spectrum in most countries is controlled for military use, public safety and commercial services. Only the entities so entitled may use the frequency bands they have rights to. Licenses to these bands may be allocated at no cost to the network operator as in the case of public safety and military use. However commercial users of licensed frequencies can, and have, paid billions of dollars for regional or national spectrum licenses.

LMR (Land Mobile Radio) — Also called public land mobile radio or private land mobile radio, LMR is a term that denotes a wireless communications system intended for use by terrestrial users in vehicles (mobiles) or on foot (portables). Such systems are used by emergency first responder organizations, public works organizations, or companies with large vehicle fleets or numerous field staff. Such a system can be independent, but often can be connected to other fixed systems, such as the public switched telephone network (PSTN) or cellular networks. Land mobile radio systems are also used in the United States Department of Defense's communication systems.

MAC (Media Access Control) — A sub layer within the link control layer (layer 2) in the OSI 7 layer model. This layer manages the interaction of devices with a shared medium. The MAC sub layer provides addressing and channel access control mechanisms that make it possible for several terminals or network nodes to communicate within a multiple access network that incorporates a shared medium (i.e., a wireless channel). The “MAC” is a critical part of the software within the radio system needed to make a wireless network operate.

MANET (Mobile Ad hoc Network) — A type of network with elements that can change locations and configure themselves on the fly. Because MANETs are mobile, they use wireless connections to connect to various networks and end user devices. MANET systems are used where reliability and redundant communications paths are paramount.

MIMO — Multiple-input and multiple-output (commonly pronounced my-moh or me-moh), is the use of multiple antennas at both the transmitter and receiver to improve communication performance. It is one of several forms of smart antenna technology.

Mobile Virtual Network Enabler (MVNE) — A company that provides services to mobile virtual network operators, such as billing, network element provisioning, administration, operations, business support systems and operations support systems, and provision of back-end network elements, to enable provision of mobile network services like cellular phone connectivity. An MVNE does not have a relationship with end-user customers. Instead, an MVNE provides infrastructure and services to enable Mobile Virtual Network Operators (MVNOs) to offer services and have a relationship with end-user customers. MVNEs offer the ability for MVNOs to focus on their core strengths of brand, customer loyalty and marketing and leave the back-end enablement and operations to MVNEs.

MoS (Mean Opinion Score) — MoS is used as a subjective rating of telephone communications quality in which listeners judge transmissions by qualifiers, such as excellent, good, fair, poor, or unsatisfactory.

OFDM — Orthogonal frequency-division multiplexing is a method of encoding digital data on multiple carrier frequencies. OFDM has developed into a popular scheme for wideband digital communication.

Part 15 rules — An oft-quoted part of Federal Communications Commission (FCC) rules and regulations regarding unlicensed transmissions. It is a part of Title 47 of the Code of Federal Regulations (CFR), and

regulates everything from spurious emissions to unlicensed low-power broadcasting such as that used by Wi-Fi and Bluetooth devices. xMax® is subject to Part 15 rules.

PCAST (President's Council of Advisors on Science and Technology) — An advisory group of the nation’s leading scientists and engineers who directly advise the President and the Executive Office of the President. PCAST makes policy recommendations in the many areas where understanding of science, technology, and innovation apply. In 2012, PCAST recommended spectrum sharing as the primary means to address the looming spectrum crisis.

QoS (Quality of Service) — The performance specification of a communications channel or system. QoS may be quantitatively indicated by channel or system performance parameters, such as signal-to-noise ratio (S/N), bit error ratio (BER), message throughput rate, and call blocking probability.

RF (Radio Frequency) — Is a rate of oscillation in the range of about 3 kHz to 300 GHz, which corresponds to the frequency of radio waves, and the alternating currents which carry radio signals. The terms are also used as a synonym for radio — i.e., to describe the use of wireless communication, as opposed to communication via electric wires.

SDR — Software-defined radio is a radio communication system where components that have been typically implemented in hardware are instead implemented by means of software on an embedded computing device. While the concept of SDR is not new, the rapidly evolving capabilities of digital electronics render practical many processes which used to be only theoretically possible. A software-defined radio can be flexible enough to avoid the “limited spectrum” assumptions of designers of previous kinds of radios, in one or more ways.

SON (Self Organizing Network) — A process whereby coordination arises out of the local interactions between network components, typically end user devices and core network elements. It is not directed or controlled by any external agent or pre-planning, but arises out of the RF sensing capabilities and intelligence built into the network elements. As such, it is typically very robust and able to survive and self-repair substantial damage or changes.

Spectrum Agnostic — A cognitive radio system designed to utilize a wide range of frequency bands. This is in contrast to traditional radios that are programmed to operate in fixed, specific frequencies. Spectrum-agnostic capability is beneficial since the FCC and wireless regulatory bodies around the world are in the process of opening up new spectrum, as well as reclassifying existing spectrum, to be made available for “opportunistic use” (use by cognitive radios).

TV White Spaces — TV White Spaces (TVWS) are unused TV broadcast channels, made available through the transition from analog to digital TV. In the U.S. they comprise approximately 200MHz of spectrum from the top of the VHF (Very High Frequency, 30 MHz to 300 MHz) band to the bottom of the UHF (Ultra High Frequency, 300 MHz and 3 GHz) band. In 2010, the FCC made TVWS spectrum available for unlicensed public use. TVWS have important benefits that make them highly desirable for wireless communications, including the ability to cover a greater area at a relative lower cost than typical Wi-Fi signals and non-line-of-sight performance offering the ability to penetrate obstacles such as trees, buildings, and rugged terrain. Under FCC regulation, in order to utilize this unlicensed spectrum band, devices must communicate with a database to obtain a list of currently available white space channels and ensure incumbent users are protected. The available channels may vary, depending on device type and location.

Unlicensed Frequencies — Unlicensed or license-free spectrum as it is sometimes called simply means a spectrum band that does not require operators or users to purchase a frequency use license from a national regulator (e.g., the FCC). Typically, these frequencies have rules that limit maximum transmit power and interference to ensure the band can be shared among many users. Any person or entity that uses approved equipment (which is pre-certified by the manufacturer) can put up a license-free network at any time for either private or public purposes, including commercial high speed Internet service.

USF (Universal Service Fund) — A US government program that collects money from fees on phone services to fund universal access to communications services across the United States. Among its many goals is the mandate to advance the availability of telecom services to all consumers, including those in low income, rural, insular, and high cost areas at rates that are reasonably comparable to those charged in urban areas.

Funds are used to subsidize the provisioning of services to high-cost geographies and constituents that would not be economical for private industry alone to provide. On October 27, 2011, the FCC approved a six-year transfer process that would transition money from the Universal Service Fund High-Cost Program to a new $4.5 billion per year Connect America Fund for broadband Internet expansion, effectively putting an end to the USF High-Cost Fund by 2018.

Wireless Internet Service Provider (WISP) — An Internet service provider that allows users to connect to a server through a wireless connection such as Wi-Fi. WISPs provide additional services such as virtual private networking VoIP and location-based content. In the U.S., wireless networking is mainly chosen by isolated municipal Internet Service Providers and large state-wide initiatives. WISPs are more popular in rural areas, where the users may not be able to access cable and DSL wired connections for Internet access.

Wireless Spectrum — Refers to the radio portion of the electromagnetic spectrum. The radio spectrum spans a certain, limited frequency range. The range of frequencies is fixed and limited, being determined by physics. The range of frequencies with properties useful for cell phones is smaller still. Therefore, in the U.S., the FCC governs the allocation of these frequencies.

VoIP (Voice over Internet Protocol) — Refers to the communication protocols, technologies, methodologies, and transmission techniques involved in the delivery of voice communications and multimedia sessions over IP networks, such as the Internet. Using IP networks as a transmission medium is in contrast to traditional circuit transmissions used by the PSTN (Public Switched Telephone Network).

       Shares
Common Stock

PROSPECTUS

Aegis Capital Corp

        , 2013

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The expenses (other than underwriting discounts and expenses) payable by us in connection with this offering are as follows:

Amount
SEC registration fee	$2,046
FINRA fee	2,846
NASDAQ listing fee	*
Printing and mailing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*
Total expenses	4,892

All expenses are estimated except for the SEC fee, the FINRA fee and the NASDAQ listing fee.

* To be completed by amendment

ITEM 14. Indemnification of Directors and Officers.

The Delaware General Corporation Law and certain provisions of our certificate of incorporation and bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our certificate of incorporation, bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person’s actions were in good faith, were believed to be in our best interest, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe their actions were unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel, or by a vote of the stockholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, unless the court determines otherwise, the person to be indemnified must have acted in good faith and in a manner believed to have been in our best interest, and have not been adjudged liable to the corporation.

Indemnification may also be granted pursuant to the terms of agreements which we are currently party to with each of our directors and executive officers, agreements which we may enter into in the future or pursuant to a vote of stockholders or directors. Delaware law and our certificate of incorporation also grant the power to us to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by us.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. There is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. Recent Sales of Unregistered Securities.

During the last three completed fiscal years and to date in the current fiscal year, we sold the following unregistered securities:

Capital Raise	# Of Shares
Placement of shares for cash at $11.90 per share to Treco for $5,000,000	420,168	May 17, 2010
Issue of new shares to Treco pursuant to Settlement Agreement	64,285	April 14, 2011
Conversion of MBTH Convertible Loan $10 million	1,142,857	June 23, 2011
Options exercised by a former employee	113	August 2, 2011
Payment of interest to MBTH until 7/31/11 in stock	111,511	August 15, 2011
Assumption of liabilities by MBTH for $3 million at $8.75 per share	342,857	August 15, 2011
Issue of new shares to First Columbus as our Joint Broker	1,383	September 23, 2011
Quarterly issue of new shares to an employee as part remuneration for services	1,580	September 23, 2011
Options exercised by employees	3,997	September 28, 2011
Quarterly issue of new shares to an employee as part remuneration for services	571	October 21, 2011
Options exercised by employees	2,631	December 23, 2011
Quarterly issue of new shares to an employee as part remuneration for services	785	January 16, 2012
Placement of shares @ $35.00 each to certain individual investors pursuant to Regulation S	11,428	March 20, 2012
Quarterly issue of new shares to an employee as part remuneration for services	785	April 23, 2012
Payment of interest on $2 million promissory note to Treco in stock @ $20.13	4,472	May 2, 2012
Options exercised by employee	422	July 30, 2012
Quarterly issue of new shares to an employee as part remuneration for services	761	August 13, 2012
Payment of interest on $2 million promissory note to Treco in stock @ $15.75	5,714	October 8, 2012
Options exercised by a former employee	238	October 18, 2012
Quarterly issue of new shares to an employee as part remuneration for services	882	November 13, 2012
Quarterly issue of new shares to an employee as part remuneration for services	976	January 14, 2013
Issue of new shares to an employee as remuneration for services	159	January 14, 2013
Conversion of MBTH Convertible Loan $15 million	1,127,819	March 26, 2013
Issue of new shares to MBTH pursuant to the discharge of all MBTH collateral over the company’s assets	142,857	March 26, 2013

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act or Regulation S promulgated under the Securities Act. The recipients of securities in some but not all such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement
3.1	Amended & Restated Certificate of Incorporation-current
3.2†	Amended & Restated Certificate of Incorporation-new, upon effectiveness
3.3	Amended & Restated Bylaws-current
3.4	Amended & Restated Bylaws-new, upon effectiveness*
4.1†	Form of Common Stock Certificate of the Registrant
4.2†	Form of Underwriters’ Warrant.
5.1†	Opinion of Robinson Brog Leinwand Greene Genovese & Gluck P.C.
10.1	Form of Customer Documents Purchase Agreements, and Distribution Agreement
10.2	Form of Indemnification Agreement
10.3	2013 Long Term Incentive Plan
10.4	Forms of Agreement Under 2013 Long Term Incentive Plan
10.5	Employment Agreement Between xG Technology, Inc. and John Coleman
10.6	Loan Documents Between xG Technology and MB Technology Holdings, LLC
10.7	Form of Securities Subscription Agreement
10.8	Form of Bridge Loan Documents
10.9	2004 Option Plan
10.10	2005 Option Plan
10.11	2006 Option Plan
10.12	2007 Option Plan
10.13	2009 Option Plan
10.14	Forms of Award Documents under 2004, 2005, 2006, 2007, and 2009 Option Plans
10.15	Sunrise Office Lease
10.16	Treco Documents
10.17	Mats Wennberg Consulting Agreement
10.18	Mats Wennberg Warrant Agreement
10.19	MBC Agreement
10.20	Care21 Agreement
10.21	Engineering Services Agreement between xG Technology, Inc. and Choctaw dated November 24, 2012*
10.22	Engineering Services Agreement between xG Technology, Inc. and Electra dated November 24, 2012*
10.23	Engineering Services Agreement between xG Technology, Inc. and Haxtun dated November 24, 2012*
10.24	Engineering Services Agreement between xG Technology, Inc. and MoKanDial dated November 24, 2012*
10.25	Engineering Services Agreement between xG Technology, Inc. and NEFCOM dated September 4, 2012*
10.26	Engineering Services Agreement between xG Technology, Inc. and Tatum dated November 24, 2012*

Exhibit Number	Description of Exhibit
10.27	Engineering Services Agreement between xG Technology, Inc. and Walnut Hill dated November 24, 2012*
10.28	Engineering Services Agreement between xG Technology, Inc. and Choctaw dated November 24, 2012*
10.29	Engineering Services Agreement between xG Technology, Inc. and Electra dated November 24, 2012*
10.30	Engineering Services Agreement between xG Technology, Inc. and Haxtun dated November 24, 2012*
10.31	Engineering Services Agreement between xG Technology, Inc. and MoKanDial dated November 24, 2012*
10.32	Engineering Services Agreement between xG Technology, Inc. and NEFCOM dated September 4, 2012*
10.33	Engineering Services Agreement between xG Technology, Inc. and Tatum dated November 24, 2012*
10.34	Engineering Services Agreement between xG Technology, Inc. and TelAtlantic Equipment Purchase Agreement dated January 18, 2013*
10.35	Engineering Services Agreement between xG Technology, Inc. and Walnut Hill dated November 24, 2012*
11.1†	Statement re computation of per share earnings
12.1†	Statements re computation ratios
23.1	Consent of Friedman LLP
23.2	Consent of Robinson Brog Leinwand Greene Genovese & Gluck P.C. (Reference is made to Exhibit 5.1)
24.1	Power of Attorney (set forth on the signature page of the Registration Statement)
99.1(a)	Consent of Director Nominee*

Unless otherwise indicated, exhibits were previously filed with this registration statement.

*	Filed herewith.
†	To be filed by amendment.
(b)	Financial Statement Schedules

No financial statement schedules have been provided because the information is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting certificates in such denominations and registered in such names as required by underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	For purposes of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sarasota, State of Florida, on April 3, 2013.

xG TECHNOLOGY, INC.
(Registrant)

By:	/s/ John C. Coleman John C. Coleman Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY: KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints John C. Coleman and Roger G. Branton, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ John C. Coleman John C. Coleman	Chief Executive Officer and Director (Principal Executive Officer)	April 3, 2013
/s/ Roger G. Branton Roger G. Branton	Chief Financial Officer (Principal Financial and Accounting Officer)	April 3, 2013
/s/ Richard L. Mooers Richard L. Mooers	Chairman of the Board	April 3, 2013
/s/ R. James Woodyatt R. James Woodyatt	President and Director	April 3, 2013
/s/ Matts Wennberg Matts Wennberg	Director	April 3, 2013
/s/ George Schmitt George Schmitt	Director	April 3, 2013
/s/ Palmi Sigmarsson Palmi Sigmarsson	Director	April 3, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1†	Form of Underwriting Agreement
3.1	Amended & Restated Certificate of Incorporation-current
3.2†	Amended & Restated Certificate of Incorporation-new, upon effectiveness
3.3	Amended & Restated Bylaws-current
3.4	Amended & Restated Bylaws-new, upon effectiveness*
4.1†	Form of Common Stock Certificate of the Registrant
4.2†	Form of Underwriters’ Warrant.
5.1†	Opinion of Robinson Brog Leinwand Greene Genovese & Gluck P.C.
10.1	Form of Customer Documents Purchase Agreements, and Distribution Agreement
10.2	Form of Indemnification Agreement
10.3	2013 Long Term Incentive Plan
10.4	Forms of Agreement Under 2013 Long Term Incentive Plan
10.5	Employment Agreement Between xG Technology, Inc. and John Coleman
10.6	Loan Documents Between xG Technology and MB Technology Holdings, LLC
10.7	Form of Securities Subscription Agreement
10.8	Form of Bridge Loan Documents
10.9	2004 Option Plan
10.10	2005 Option Plan
10.11	2006 Option Plan
10.12	2007 Option Plan
10.13	2009 Option Plan
10.14	Forms of Award Documents under 2004, 2005, 2006, 2007, and 2009 Option Plans
10.15	Sunrise Office Lease
10.16	Treco Documents
10.17	Mats Wennberg Consulting Agreement
10.18	Mats Wennberg Warrant Agreement
10.19	MBC Agreement
10.20	Care21 Agreement
10.21	Engineering Services Agreement between xG Technology, Inc. and Choctaw dated November 24, 2012*
10.22	Engineering Services Agreement between xG Technology, Inc. and Electra dated November 24, 2012*
10.23	Engineering Services Agreement between xG Technology, Inc. and Haxtun dated November 24, 2012*
10.24	Engineering Services Agreement between xG Technology, Inc. and MoKanDial dated November 24, 2012*
10.25	Engineering Services Agreement between xG Technology, Inc. and NEFCOM dated September 4, 2012*
10.26	Engineering Services Agreement between xG Technology, Inc. and Tatum dated November 24, 2012*

Exhibit Number	Description of Exhibit
10.27	Engineering Services Agreement between xG Technology, Inc. and Walnut Hill dated November 24, 2012*
10.28	Engineering Services Agreement between xG Technology, Inc. and Choctaw dated November 24, 2012*
10.29	Engineering Services Agreement between xG Technology, Inc. and Electra dated November 24, 2012*
10.30	Engineering Services Agreement between xG Technology, Inc. and Haxtun dated November 24, 2012*
10.31	Engineering Services Agreement between xG Technology, Inc. and MoKanDial dated November 24, 2012*
10.32	Engineering Services Agreement between xG Technology, Inc. and NEFCOM dated September 4, 2012*
10.33	Engineering Services Agreement between xG Technology, Inc. and Tatum dated November 24, 2012*
10.34	Engineering Services Agreement between xG Technology, Inc. and TelAtlantic Equipment Purchase Agreement dated January 18, 2013*
10.35	Engineering Services Agreement between xG Technology, Inc. and Walnut Hill dated November 24, 2012*
11.1†	Statement re computation of per share earnings
12.1†	Statements re computation ratios
23.1	Consent of Friedman LLP
23.2	Consent of Robinson Brog Leinwand Greene Genovese & Gluck P.C. (Reference is made to Exhibit 5.1)
24.1	Power of Attorney (set forth on the signature page of the Registration Statement)
99.1(a)	Consent of Director Nominee*

Unless otherwise indicated, exhibits were previously filed with this registration statement.

*	Filed herewith.
†	To be filed by amendment.